# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| **IndyMac ABS, Inc..** | **0001060764** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, December 13, 2004, Series SPMD 2004-C** | **333-120706** |

Name of Person Filing the Document
(If Other than the Registrant)

04051910

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 13, 2004

INDYMAC ABS, INC.

By: [signature]

Name: Victor Woodworth

Title: Vice President

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Computational Materials | P* |

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# IndyMac 2004-C - Price/Yield - M6

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Balance | $9,750,000.00 | Delay | 0 | Index | LIBOR_1MO \| 0 | WAC | 7.368672626 | WAM | 356 |
| Coupon | 3.68 | Dated | 12/13/2004 | Mult / Margin | 1 / 1.50 | NET | 6.858673 | WALA | 2 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 | Cap / Floor | 999 / 0 | | | | |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* | *8* | *9* | *10* | *11* | *12* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 100.000000 | 148.69 | 148.75 | 148.85 | 186.69 | 184.38 | 177.27 | 148.44 | 148.90 | 148.68 | 185.88 | 183.29 | 176.21 |
| Principal Writedown | 6.13% | 7.02% | 7.31% | 0.04% | 0.02% | 0.06% | 7.13% | 8.00% | 8.28% | 0.04% | 0.06% | 0.07% |
| Total Collat Loss (Collat Maturity) | 12.99% | 11.42% | 9.68% | 15.29% | 12.98% | 10.35% | 13.70% | 11.93% | 10.01% | 16.54% | 13.81% | 10.82% |
| Shock(bps) | | | 200bp | | | 200bp | | | 200bp | | | 200bp |
| LIBOR_1MO | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . |
| LIBOR_6MO | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . |
| LIBOR_1YR | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . |
| CMT_1YR | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . |
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Default | 13.972 CDR | 11.727 CDR | 9.463 CDR | 17.599 CDR | 13.918 CDR | 10.3 CDR | 8.853 CDR | 7.46 CDR | 6.046 CDR | 11.236 CDR | 8.913 CDR | 6.626 CDR |
| Loss Severity | 40% | 40% | 40% | 40% | 40% | 40% | 60% | 60% | 60% | 60% | 60% | 60% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 0 | 0 | 0 | 12 | 12 | 12 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yield - M6

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Balance | $9,750,000.00 | Delay | 0 | Index | LIBOR_1MO \| 0 | WAC | 7.368672626 | WAM | 356 |
| Coupon | 3.68 | Dated | 12/13/2004 | Mult / Margin | 1 / 1.50 | NET | 6.858673 | WALA | 2 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 | Cap / Floor | 999 / 0 | | | | |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* | *8* | *9* | *10* | *11* | *12* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 100.000000 | 148.59 | 148.70 | 148.92 | 187.05 | 183.86 | 176.91 | 148.93 | 148.67 | 148.62 | 185.98 | 182.78 | 176.28 |
| Principal Writedown | 6.49% | 7.54% | 7.70% | 0.00% | 0.06% | 0.04% | 7.18% | 8.31% | 8.45% | 0.04% | 0.08% | 0.05% |
| Total Collat Loss (Collat Maturity) | 11.53% | 9.92% | 8.22% | 15.12% | 12.82% | 10.20% | 12.55% | 10.77% | 8.90% | 16.41% | 13.69% | 10.71% |
| Shock(bps) | | | 200bp | | | 200bp | | | 200bp | | | 200bp |
| LIBOR_1MO | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . |
| LIBOR_6MO | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . |
| LIBOR_1YR | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . |
| CMT_1YR | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . |
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Default | 11.903 CDR | 9.785 CDR | 7.747 CDR | 17.317 CDR | 13.685 CDR | 10.115 CDR | 7.955 CDR | 6.607 CDR | 5.284 CDR | 11.12 CDR | 8.817 CDR | 6.546 CDR |
| Loss Severity | 40% | 40% | 40% | 40% | 40% | 40% | 60% | 60% | 60% | 60% | 60% | 60% |
| Servicer Advances | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 0 | 0 | 0 | 12 | 12 | 12 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yield - M6

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Balance | $9,750,000.00 | Delay | 0 | Index | LIBOR_1MO \| 0 | WAC | 7.368672626 | WAM | 356 |
| Coupon | 3.68 | Dated | 12/13/2004 | Mult / Margin | 1 / 1.50 | NET | 6.858673 | WALA | 2 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 | Cap / Floor | 999 / 0 | | | | |

| Price | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 100.000000 | 149.00 | 148.88 | 148.94 | 186.23 | 183.61 | 176.73 | 148.97 | 148.80 | 148.89 | 185.93 | 183.65 | 176.87 |
| Principal Writedown | 6.56% | 7.64% | 7.83% | 0.07% | 0.03% | 0.05% | 6.90% | 7.96% | 8.14% | 0.03% | 0.05% | 0.00% |
| Total Collat Loss (Collat Maturity) | 13.41% | 11.72% | 9.87% | 16.02% | 13.47% | 10.63% | 12.12% | 10.41% | 8.61% | 15.87% | 13.32% | 10.50% |
| Shock(bps) | | | 200bp | | | 200bp | | | 200bp | | | 200bp |
| LIBOR_1MO | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . |
| LIBOR_6MO | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . |
| LIBOR_1YR | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . |
| CMT_1YR | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . |
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Default | 10.842 CDR | 9.118 CDR | 7.378 CDR | 13.719 CDR | 10.869 CDR | 8.063 CDR | 9.533 CDR | 7.886 CDR | 6.28 CDR | 13.551 CDR | 10.722 CDR | 7.945 CDR |
| Loss Severity | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 0 | 0 | 0 | 12 | 12 | 12 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yield - M7

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 | Index | LIBOR_1MO \| 0 | WAC | 7.368672626 | WAM | 356 |
| Coupon | 4.18 | Dated | 12/13/2004 | Mult / Margin | 1 / 2.00 | NET | 6.858673 | WALA | 2 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 | Cap / Floor | 999 / 0 | | | | |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* | *8* | *9* | *10* | *11* | *12* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 100.000000 | 148.80 | 148.94 | 148.56 | 248.98 | 245.64 | 218.07 | 148.34 | 148.70 | 148.52 | 247.61 | 243.94 | 216.15 |
| | | | | | | | | | | | | |
| Principal Writedown | 16.66% | 19.16% | 17.51% | 0.08% | 0.06% | 0.04% | 18.92% | 21.43% | 19.07% | 0.05% | 0.01% | 0.09% |
| Total Collat Loss (Collat Maturity) | 12.12% | 10.53% | 8.76% | 14.42% | 12.05% | 9.39% | 12.79% | 11.00% | 9.06% | 15.59% | 12.81% | 9.81% |
| | | | | | | | | | | | | |
| Shock(bps) | | | 200bp | | | 200bp | | | 200bp | | | 200bp |
| LIBOR_1MO | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . |
| LIBOR_6MO | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . |
| LIBOR_1YR | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . |
| CMT_1YR | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . |
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Default | 12.727 CDR | 10.556 CDR | 8.367 CDR | 16.178 CDR | 12.591 CDR | 9.111 CDR | 8.135 CDR | 6.775 CDR | 5.392 CDR | 10.411 CDR | 8.127 CDR | 5.907 CDR |
| Loss Severity | 40% | 40% | 40% | 40% | 40% | 40% | 60% | 60% | 60% | 60% | 60% | 60% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 0 | 0 | 0 | 12 | 12 | 12 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yield - M7

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 | Index | LIBOR_1MO \| 0 | WAC | 7.368672626 | WAM | 356 |
| Coupon | 4.18 | Dated | 12/13/2004 | Mult / Margin | 1 / 2.00 | NET | 6.858673 | WALA | 2 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 | Cap / Floor | 999 / 0 | | | | |

| Price | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 100.000000 | 148.78 | 148.95 | 148.72 | 249.34 | 245.02 | 217.64 | 148.35 | 148.82 | 148.74 | 247.69 | 243.81 | 215.83 |
| Principal Writedown | 17.48% | 20.12% | 18.36% | 0.04% | 0.08% | 0.02% | 19.41% | 21.99% | 19.48% | 0.05% | 0.12% | 0.00% |
| Total Collat Loss (Collat Maturity) | 10.75% | 9.14% | 7.44% | 14.27% | 11.90% | 9.25% | 11.71% | 9.93% | 8.06% | 15.46% | 12.69% | 9.71% |
| Shock(bps) | | | 200bp | | | 200bp | | | 200bp | | | 200bp |
| LIBOR_1MO | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . |
| LIBOR_6MO | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . |
| LIBOR_1YR | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . |
| CMT_1YR | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . |
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Default | 10.871 CDR | 8.838 CDR | 6.87 CDR | 15.924 CDR | 12.385 CDR | 8.951 CDR | 7.317 CDR | 6.008 CDR | 4.718 CDR | 10.305 CDR | 8.038 CDR | 5.839 CDR |
| Loss Severity | 40% | 40% | 40% | 40% | 40% | 40% | 60% | 60% | 60% | 60% | 60% | 60% |
| Servicer Advances | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 0 | 0 | 0 | 12 | 12 | 12 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yield - M7

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 | Index | LIBOR_1MO \| 0 | WAC | 7.368672626 | WAM | 356 |
| Coupon | 4.18 | Dated | 12/13/2004 | Mult / Margin | 1 / 2.00 | NET | 6.858673 | WALA | 2 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 | Cap / Floor | 999 / 0 | | | | |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* | *8* | *9* | *10* | *11* | *12* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 100.000000 | 148.70 | 148.90 | 148.62 | 248.41 | 244.49 | 216.81 | 148.98 | 148.81 | 148.84 | 248.40 | 244.58 | 216.71 |
| Principal Writedown | 17.97% | 20.43% | 18.43% | 0.03% | 0.01% | 0.00% | 18.52% | 21.25% | 19.03% | 0.08% | 0.02% | 0.11% |
| Total Collat Loss (Collat Maturity) | 12.51% | 10.81% | 8.94% | 15.10% | 12.50% | 9.64% | 11.30% | 9.60% | 7.79% | 14.96% | 12.36% | 9.52% |
| Shock(bps) | | | 200bp | | | 200bp | | | 200bp | | | 200bp |
| LIBOR_1MO | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . | 2.43600 . . . |
| LIBOR_6MO | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . | 2.74100 . . . |
| LIBOR_1YR | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . | 3.090476 . . . |
| CMT_1YR | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . | 2.69500 . . . |
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepay (2F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| No Prepays | | | | | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Default | 9.926 CDR | 8.255 CDR | 6.558 CDR | 12.671 CDR | 9.88 CDR | 7.168 CDR | 8.745 CDR | 7.151 CDR | 5.592 CDR | 12.515 CDR | 9.748 CDR | 7.066 CDR |
| Loss Severity | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 0 | 0 | 0 | 12 | 12 | 12 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Ischus Capital Management Stress Runs, IndyMac 2004-C Class M6

## NO PREAY STRESS

| Fwd LIBOR/Swap Shift | Min 0 -200 bp | bp | 200 bp |
|---|---|---|---|
| Prepay | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 12.99% | 11.42% | 9.68% |
| **CDR - Yield Break** | 13.972 CDR | 11.727 CDR | 9.463 CDR |
| **% Cum Loss 1st $ Principal Loss** | 15.29% | 12.98% | 10.35% |
| **CDR - 1st $ Principal Loss** | 17.599 CDR | 13.918 CDR | 10.3 CDR |
| Loss Severity: 50% | Do NOT explicitly calc. Interpolate please. | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | | | |
| **CDR - Yield Break** | | | |
| **% Cum Loss 1st $ Principal Loss** | | | |
| **CDR - 1st $ Principal Loss** | | | |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 13.70% | 11.93% | 10.01% |
| **CDR - Yield Break** | 8.853 CDR | 7.46 CDR | 6.046 CDR |
| **% Cum Loss 1st $ Principal Loss** | 16.54% | 13.81% | 10.82% |
| **CDR - 1st $ Principal Loss** | 11.236 CDR | 8.913 CDR | 6.626 CDR |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 11.53% | 9.92% | 8.22% |
| **CDR - Yield Break** | 11.903 CDR | 9.785 CDR | 7.747 CDR |
| **% Cum Loss 1st $ Principal Loss** | 15.12% | 12.82% | 10.20% |
| **CDR - 1st $ Principal Loss** | 17.317 CDR | 13.685 CDR | 10.115 CDR |
| Loss Severity: 50% | Do NOT explicitly calc. Interpolate please. | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | | | |
| **CDR - Yield Break** | | | |
| **% Cum Loss 1st $ Principal Loss** | | | |
| **CDR - 1st $ Principal Loss** | | | |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 12.55% | 10.77% | 8.90% |
| **CDR - Yield Break** | 7.955 CDR | 6.607 CDR | 5.284 CDR |

| | | | |
|---|---|---|---|
| **% Cum Loss 1st $ Principal Loss** | 16.41% | 13.69% | 10.71% |
| **CDR - 1st $ Principal Loss** | 11.12 CDR | 8.817 CDR | 6.546 CDR |

**PREPAY STRESS**

| **Fwd LIBOR/Swap Shift** | **Min 0 -200 bp** | **0 bp** | **200 bp** |
|---|---|---|---|
| **Prepay** | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 13.41% | 11.72% | 9.87% |
| **CDR - Yield Break** | 10.842 CDR | 9.118 CDR | 7.378 CDR |
| **% Cum Loss 1st $ Principal Loss** | 16.02% | 13.47% | 10.63% |
| **CDR - 1st $ Principal Loss** | 13.719 CDR | 10.869 CDR | 8.063 CDR |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 12.12% | 10.41% | 8.61% |
| **CDR - Yield Break** | 9.533 CDR | 7.886 CDR | 6.28 CDR |
| **% Cum Loss 1st $ Principal Loss** | 15.87% | 13.32% | 10.50% |
| **CDR - 1st $ Principal Loss** | 13.551 CDR | 10.722 CDR | 7.945 CDR |

## Ischus Capital Management Stress Runs, IndyMac 2004-C Class M7

**NO PREAY STRESS**

| **Fwd LIBOR/Swap Shift** | **-200 bp** | **Min 0 bp** | **200 bp** |
|---|---|---|---|
| **Prepay** | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 12.12% | 10.53% | 8.76% |
| **CDR - Yield Break** | 12.727 CDR | 10.556 CDR | 8.367 CDR |
| **% Cum Loss 1st $ Principal Loss** | 14.42% | 12.05% | 9.39% |
| **CDR - 1st $ Principal Loss** | 16.178 CDR | 12.591 CDR | 9.111 CDR |
| Loss Severity: 50% | Do NOT explicitly calc. Interpolate please. | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | | | |
| **CDR - Yield Break** | | | |
| **% Cum Loss 1st $ Principal Loss** | | | |
| **CDR - 1st $ Principal Loss** | | | |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 12.79% | 11.00% | 9.06% |
| **CDR - Yield Break** | 8.135 CDR | 6.775 CDR | 5.392 CDR |
| **% Cum Loss 1st $ Principal Loss** | 15.59% | 12.81% | 9.81% |
| **CDR - 1st $ Principal Loss** | 10.411 CDR | 8.127 CDR | 5.907 CDR |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 10.75% | 9.14% | 7.44% |
| **CDR - Yield Break** | 10.871 CDR | 8.838 CDR | 6.87 CDR |
| **% Cum Loss 1st $ Principal Loss** | 14.27% | 11.90% | 9.25% |
| **CDR - 1st $ Principal Loss** | 15.924 CDR | 12.385 CDR | 8.951 CDR |
| Loss Severity: 50% | Do NOT explicitly calc. Interpolate please. | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | | | |
| **CDR - Yield Break** | | | |
| **% Cum Loss 1st $ Principal Loss** | | | |
| **CDR - 1st $ Principal Loss** | | | |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 11.71% | 9.93% | 8.06% |
| **CDR - Yield Break** | 7.317 CDR | 6.008 CDR | 4.718 CDR |

| | | | |
|---|---|---|---|
| **% Cum Loss 1st $ Principal Loss** | 15.46% | 12.69% | 9.71% |
| **CDR - 1st $ Principal Loss** | 10.305 CDR | 8.038 CDR | 5.839 CDR |

**PREPAY STRESS**

| | | | |
|---|---|---|---|
| **Fwd LIBOR/Swap Shift** | **Min 0 -200 bp** | **bp** | **200 bp** |
| **Prepay** | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 12.51% | 10.81% | 8.94% |
| **CDR - Yield Break** | 9.926 CDR | 8.255 CDR | 6.558 CDR |
| **% Cum Loss 1st $ Principal Loss** | 15.10% | 12.50% | 9.64% |
| **CDR - 1st $ Principal Loss** | 12.671 CDR | 9.88 CDR | 7.168 CDR |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 11.30% | 9.60% | 7.79% |
| **CDR - Yield Break** | 8.745 CDR | 7.151 CDR | 5.592 CDR |
| **% Cum Loss 1st $ Principal Loss** | 14.96% | 12.36% | 9.52% |
| **CDR - 1st $ Principal Loss** | 12.515 CDR | 9.748 CDR | 7.066 CDR |

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

**NO PREAY STRESS**

| Fwd LIBOR/Swap Shift | Min 0 -200 bp | bp | 200 bp |
|---|---|---|---|
| **Prepay** | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 10.34% | 8.71% | 6.21% |
| **CDR - Yield Break** | 10.341 CDR | 8.327 CDR | 5.568 CDR |
| **% Cum Loss 1st $ Principal Loss** | 12.90% | 10.50% | 7.73% |
| **CDR - 1st $ Principal Loss** | 13.841 CDR | 10.514 CDR | 7.197 CDR |
| Loss Severity: 50% | Do NOT explicitly calc. Interpolate please | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | | | |
| **CDR - Yield Break** | | | |
| **% Cum Loss 1st $ Principal Loss** | | | |
| **CDR - 1st $ Principal Loss** | | | |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 10.89% | 9.10% | 6.45% |
| **CDR - Yield Break** | 6.715 CDR | 5.433 CDR | 3.684 CDR |
| **% Cum Loss 1st $ Principal Loss** | 13.96% | 11.18% | 8.09% |
| **CDR - 1st $ Principal Loss** | 9.059 CDR | 6.903 CDR | 4.742 CDR |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 9.16% | 7.56% | 5.28% |
| **CDR - Yield Break** | 8.883 CDR | 7.016 CDR | 4.633 CDR |
| **% Cum Loss 1st $ Principal Loss** | 12.76% | 10.37% | 7.62% |
| **CDR - 1st $ Principal Loss** | 13.64 CDR | 10.345 CDR | 7.073 CDR |
| Loss Severity: 50% | Do NOT explicitly calc. Interpolate please | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | | | |
| **CDR - Yield Break** | | | |
| **% Cum Loss 1st $ Principal Loss** | | | |
| **CDR - 1st $ Principal Loss** | | | |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 9.97% | 8.21% | 5.74% |
| **CDR - Yield Break** | 6.058 CDR | 4.834 CDR | 3.246 CDR |

| | | | |
|---|---|---|---|
| **% Cum Loss 1st $ Principal Loss** | 13.85% | 11.08% | 8.01% |
| **CDR - 1st $ Principal Loss** | 8.97 CDR | 6.831 CDR | 4.688 CDR |

**PREPAY STRESS**

| **Fwd LIBOR/Swap Shift** | **Min 0 -200 bp** | **bp** | **200 bp** |
|---|---|---|---|
| **Prepay** | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 8.144 CDR | 6.575 CDR | 4.433 CDR |
| **CDR - Yield Break** | 10.66% | 8.94% | 6.35% |
| **% Cum Loss 1st $ Principal Loss** | 10.955 CDR | 8.336 CDR | 5.716 CDR |
| **CDR - 1st $ Principal Loss** | 13.52% | 10.90% | 7.94% |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 7.203 CDR | 5.724 CDR | 3.817 CDR |
| **CDR - Yield Break** | 9.63% | 7.94% | 5.55% |
| **% Cum Loss 1st $ Principal Loss** | 10.825 CDR | 8.23 CDR | 5.638 CDR |
| **CDR - 1st $ Principal Loss** | 13.39% | 10.79% | 7.85% |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

**NO PREAY STRESS**

| | Min 0 | | |
|---|---|---|---|
| **Fwd LIBOR/Swap Shift** | **-200 bp** | **bp** | **200 bp** |
| **Prepay** | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 10.34% | 8.71% | 6.21% |
| **CDR - Yield Break** | 10.341 CDR | 8.327 CDR | 5.568 CDR |
| **% Cum Loss 1st $ Principal Loss** | 12.90% | 10.50% | 7.73% |
| **CDR - 1st $ Principal Loss** | 13.841 CDR | 10.514 CDR | 7.197 CDR |
| Loss Severity: 50% | Do NOT explicitly calc. Interpolate please. | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | | | |
| **CDR - Yield Break** | | | |
| **% Cum Loss 1st $ Principal Loss** | | | |
| **CDR - 1st $ Principal Loss** | | | |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 10.89% | 9.10% | 6.45% |
| **CDR - Yield Break** | 6.715 CDR | 5.433 CDR | 3.684 CDR |
| **% Cum Loss 1st $ Principal Loss** | 13.96% | 11.18% | 8.09% |
| **CDR - 1st $ Principal Loss** | 9.059 CDR | 6.903 CDR | 4.742 CDR |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 9.16% | 7.56% | 5.28% |
| **CDR - Yield Break** | 8.883 CDR | 7.016 CDR | 4.633 CDR |
| **% Cum Loss 1st $ Principal Loss** | 12.76% | 10.37% | 7.62% |
| **CDR - 1st $ Principal Loss** | 13.64 CDR | 10.345 CDR | 7.073 CDR |
| Loss Severity: 50% | Do NOT explicitly calc. Interpolate please. | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | | | |
| **CDR - Yield Break** | | | |
| **% Cum Loss 1st $ Principal Loss** | | | |
| **CDR - 1st $ Principal Loss** | | | |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 9.97% | 8.21% | 5.74% |
| **CDR - Yield Break** | 6.058 CDR | 4.834 CDR | 3.246 CDR |

| | | | |
|---|---|---|---|
| **% Cum Loss 1st $ Principal Loss** | 13.85% | 11.08% | 8.01% |
| **CDR - 1st $ Principal Loss** | 8.97 CDR | 6.831 CDR | 4.688 CDR |

**PREPAY STRESS**

| **Fwd LIBOR/Swap Shift** | **Min 0 -200 bp** | **bp** | **200 bp** |
|---|---|---|---|
| **Prepay** | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 10.66% | 8.94% | 6.35% |
| **CDR - Yield Break** | 8.144 CDR | 6.575 CDR | 4.433 CDR |
| **% Cum Loss 1st $ Principal Loss** | 13.52% | 10.90% | 7.94% |
| **CDR - 1st $ Principal Loss** | 10.955 CDR | 8.336 CDR | 5.716 CDR |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 9.63% | 7.94% | 5.55% |
| **CDR - Yield Break** | 7.203 CDR | 5.724 CDR | 3.817 CDR |
| **% Cum Loss 1st $ Principal Loss** | 13.39% | 10.79% | 7.85% |
| **CDR - 1st $ Principal Loss** | 10.825 CDR | 8.23 CDR | 5.638 CDR |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | | Minimum | Maximum |
|---|---|---|---|
| **Pool Group:** | Group I& Group II | | |
| **Total Current Balance:** | 398,250,507 | | |
| **Total Original Balance:** | 398,894,969 | | |
| **Number Of Loans:** | 2,050 | | |
| **Average Current Balance:** | $194,268.54 | $17,191.25 | $824,512.92 |
| **Average Original Balance:** | $194,582.91 | $18,400.00 | $825,000.00 |
| **Weighted Average Note Rate:** | 7.45396 % | 4.25000 | 13.00000 % |
| **Weighted Average Gross Margin:** | 5.065 % | 2.250 | 9.250 % |
| **Weighted Average Maximum Rate:** | 13.548 % | 10.000 | 19.000 % |
| **Weighted Average Minimum Rate:** | 5.157 % | 2.250 | 15.250 % |
| **Weighted Average Periodic Rate Cap:** | 1.112 % | 1.000 | 2.000 % |
| **Weighted Average First Rate Cap:** | 2.994 % | 1.500 | 6.000 % |
| **Weighted Average Fico Score:** | 606 | 0 | 810 |
| **Weighted Average Ltv Ratio:** | 79.18 % | 12.15 | 100.00 % |
| **Weighted Average Debt Ratio:** | 40.24 % | 0.00 | 55.00 % |
| **Weighted Average Original Term:** | 360 months | 360 | 360 months |
| **Weighted Average Stated Remaining Term:** | 358 months | 347 | 360 months |
| **Weighted Average Seasoning:** | 2 months | 0 | 13 months |
| **Weighted Average First Rate Adj Freq:** | 27 months | 12 | 120 months |
| **Weighted Average Rate Adj Freq:** | 7 months | 6 | 12 months |
| **Weighted Average Months To Roll:** | 25 months | 4 | 117 months |
| **Weighted Average Prepay Orig Term:** | 25 months | 0 | 36 months |
| **Weighted Average Prepay Rem Term:** | 23 months | 0 | 36 months |
| **Weighted Average Io Term:** | 33 months | 0 | 84 months |
| **Weighted Average Io Rem Term:** | 31 months | 0 | 81 months |
| **Top State Concentrations ($):** | 27.95 % California, 10.29 % New York, 9.23 % Florida | | |
| **Maximum Zip Code Concentration ($):** | 0.41 % 11717 (Edgewood, NY) | | |
| **First Pay Date:** | | Dec 01, 2003 | Jan 01, 2005 |
| **Interest To Date:** | | Sep 01, 2004 | Jan 01, 2005 |
| **Rate Change Date :** | | Apr 01, 2005 | Sep 01, 2014 |
| **Mature Date:** | | Nov 01, 2033 | Dec 01, 2034 |

Table

| PRODUCT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/6 MONTH LIBOR | 1,550 | 272,980,463.47 | 68.54 |
| 2/6 MONTH LIBOR - 24M IO | 193 | 48,443,398.89 | 12.16 |
| 3/1 YR CMT - 36M IO | 63 | 20,223,439.84 | 5.08 |
| 3/6 MONTH LIBOR | 99 | 18,303,901.91 | 4.60 |
| 3/6 MONTH LIBOR - 36M IO | 45 | 12,200,488.99 | 3.06 |
| 3/1 YR CMT | 46 | 9,722,857.01 | 2.44 |
| 5/1 YR CMT - 60MO IO | 22 | 7,189,138.90 | 1.81 |
| 5/6 MONTH LIBOR - 60M IO | 15 | 4,898,869.65 | 1.23 |
| 5/1 YR CMT | 6 | 1,699,368.06 | 0.43 |
| 1 YR CMT | 3 | 745,159.70 | 0.19 |
| 5/1 YR LIBOR | 3 | 456,245.00 | 0.11 |
| 10/6 MONTH LIBOR | 1 | 442,698.76 | 0.11 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.10 |
| 3/1 YR LIBOR | 2 | 401,306.84 | 0.10 |
| 5/6 MONTH LIBOR | 1 | 130,669.79 | 0.03 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| DELINQUENT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| C | 2,050 | 398,250,506.81 | 100.00 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| CA CONCENTRATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| OUTSIDE CA | 1,672 | 286,943,059.05 | 72.05 |
| CA-SOUTH | 275 | 81,612,822.60 | 20.49 |
| CA-NORTH | 103 | 29,694,625.16 | 7.46 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| INDEX: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1 Year LIBOR | 5 | 857,551.84 | 0.22 |
| 1 Year Treasury | 140 | 39,579,963.51 | 9.94 |
| 6 MO LIBOR | 1,905 | 357,812,991.46 | 89.85 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| LIEN POSITION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 2,050 | 398,250,506.81 | 100.00 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| AMORTIZATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Fully Amortizing | 1,711 | 304,882,670.54 | 76.56 |
| Interest Only | 339 | 93,367,836.27 | 23.44 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| CREDIT GRADE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1+ | 1,293 | 244,536,897.90 | 61.40 |
| N/A | 160 | 50,499,001.73 | 12.68 |
| 1 | 185 | 37,321,853.72 | 9.37 |
| 4 | 169 | 24,899,575.50 | 6.25 |
| 3 | 123 | 21,445,010.79 | 5.38 |
| 2 | 120 | 19,548,167.17 | 4.91 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| IO TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 1,711 | 304,882,670.54 | 76.56 |
| 24 | 193 | 48,443,398.89 | 12.16 |
| 36 | 108 | 32,423,928.83 | 8.14 |
| 60 | 37 | 12,088,008.55 | 3.04 |
| 84 | 1 | 412,500.00 | 0.10 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| IO REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 1,711 | 304,882,670.54 | 76.56 |
| 17 | 1 | 413,999.60 | 0.10 |
| 18 | 2 | 490,391.01 | 0.12 |
| 19 | 5 | 1,791,460.84 | 0.45 |
| 20 | 9 | 1,897,700.00 | 0.48 |
| 21 | 32 | 6,912,407.99 | 1.74 |
| 22 | 28 | 6,673,769.96 | 1.68 |
| 23 | 64 | 16,641,239.49 | 4.18 |
| 24 | 52 | 13,622,430.00 | 3.42 |
| 30 | 2 | 930,850.00 | 0.23 |
| 31 | 3 | 1,040,671.86 | 0.26 |
| 32 | 4 | 849,879.56 | 0.21 |
| 33 | 22 | 5,578,904.96 | 1.40 |
| 34 | 58 | 18,280,732.45 | 4.59 |
| 35 | 14 | 4,512,590.00 | 1.13 |
| 36 | 5 | 1,230,300.00 | 0.31 |
| 53 | 1 | 260,518.67 | 0.07 |
| 55 | 1 | 519,199.99 | 0.13 |
| 57 | 11 | 4,744,417.53 | 1.19 |
| 58 | 19 | 5,042,107.20 | 1.27 |
| 59 | 5 | 1,521,765.16 | 0.38 |
| 81 | 1 | 412,500.00 | 0.10 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| SILENT SECOND: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Silent Second | 1,576 | 302,929,494.89 | 76.07 |
| Silent Second | 474 | 95,321,011.92 | 23.93 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| PREPAY PENALTY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Prepayment Penalty | 515 | 118,133,140.93 | 29.66 |
| Prepayment Penalty | 1,535 | 280,117,365.88 | 70.34 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| PREPAY TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 515 | 118,133,140.93 | 29.66 |
| 12 | 87 | 21,213,504.90 | 5.33 |
| 24 | 1,229 | 220,961,182.44 | 55.48 |
| 36 | 219 | 37,942,678.54 | 9.53 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| CURRENT BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 17,191 - 50,000 | 87 | 3,422,596.23 | 0.86 |
| 50,001 - 100,000 | 372 | 28,795,459.70 | 7.23 |
| 100,001 - 150,000 | 461 | 57,700,225.45 | 14.49 |
| 150,001 - 200,000 | 365 | 64,009,340.50 | 16.07 |
| 200,001 - 250,000 | 240 | 53,872,709.67 | 13.53 |
| 250,001 - 300,000 | 184 | 50,541,463.17 | 12.69 |
| 300,001 - 350,000 | 111 | 35,870,672.44 | 9.01 |
| 350,001 - 400,000 | 97 | 36,289,651.41 | 9.11 |
| 400,001 - 450,000 | 44 | 18,666,001.19 | 4.69 |
| 450,001 - 500,000 | 39 | 18,933,826.89 | 4.75 |
| 500,001 - 550,000 | 16 | 8,446,507.08 | 2.12 |
| 550,001 - 600,000 | 12 | 6,955,496.54 | 1.75 |
| 600,001 - 650,000 | 13 | 8,272,808.09 | 2.08 |
| 650,001 - 700,000 | 4 | 2,728,465.48 | 0.69 |
| 700,001 - 750,000 | 4 | 2,920,770.05 | 0.73 |
| 800,001 - 824,513 | 1 | 824,512.92 | 0.21 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| ORIGINAL BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 18,400 - 50,000 | 86 | 3,405,404.98 | 0.86 |
| 50,001 - 100,000 | 371 | 28,695,518.26 | 7.21 |
| 100,001 - 150,000 | 461 | 57,650,263.26 | 14.48 |
| 150,001 - 200,000 | 365 | 63,961,641.18 | 16.06 |
| 200,001 - 250,000 | 242 | 54,087,503.87 | 13.58 |
| 250,001 - 300,000 | 184 | 50,541,463.17 | 12.69 |
| 300,001 - 350,000 | 110 | 35,520,952.03 | 8.92 |
| 350,001 - 400,000 | 98 | 36,639,371.82 | 9.20 |
| 400,001 - 450,000 | 44 | 18,666,001.19 | 4.69 |
| 450,001 - 500,000 | 39 | 18,933,826.89 | 4.75 |
| 500,001 - 550,000 | 16 | 8,446,507.08 | 2.12 |
| 550,001 - 600,000 | 12 | 6,955,496.54 | 1.75 |
| 600,001 - 650,000 | 13 | 8,272,808.09 | 2.08 |
| 650,001 - 700,000 | 4 | 2,728,465.48 | 0.69 |
| 700,001 - 750,000 | 4 | 2,920,770.05 | 0.73 |
| 800,001 - 825,000 | 1 | 824,512.92 | 0.21 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| MORTGAGE RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.250 - 4.500 | 3 | 568,586.27 | 0.14 |
| 4.501 - 5.000 | 9 | 2,412,551.97 | 0.61 |
| 5.001 - 5.500 | 47 | 15,260,844.45 | 3.83 |
| 5.501 - 6.000 | 101 | 29,512,460.43 | 7.41 |
| 6.001 - 6.500 | 209 | 51,304,617.66 | 12.88 |
| 6.501 - 7.000 | 301 | 64,613,914.65 | 16.22 |
| 7.001 - 7.500 | 312 | 65,872,188.19 | 16.54 |
| 7.501 - 8.000 | 376 | 68,969,022.22 | 17.32 |
| 8.001 - 8.500 | 221 | 35,924,428.84 | 9.02 |
| 8.501 - 9.000 | 189 | 28,080,339.97 | 7.05 |
| 9.001 - 9.500 | 78 | 9,979,571.81 | 2.51 |
| 9.501 - 10.000 | 72 | 9,137,363.50 | 2.29 |
| 10.001 - 10.500 | 40 | 5,760,061.45 | 1.45 |
| 10.501 - 11.000 | 38 | 5,168,560.28 | 1.30 |
| 11.001 - 11.500 | 21 | 2,414,669.58 | 0.61 |
| 11.501 - 12.000 | 17 | 1,693,531.55 | 0.43 |
| 12.001 - 12.500 | 11 | 969,081.66 | 0.24 |
| 12.501 - 13.000 | 5 | 608,712.33 | 0.15 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| GROSS MARGIN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2.250 - 2.500 | 5 | 857,551.84 | 0.22 |
| 2.501 - 3.000 | 147 | 47,205,933.18 | 11.85 |
| 3.001 - 3.500 | 10 | 2,391,710.87 | 0.60 |
| 3.501 - 4.000 | 5 | 1,240,003.63 | 0.31 |
| 4.001 - 4.500 | 303 | 63,218,376.24 | 15.87 |
| 4.501 - 5.000 | 511 | 95,817,556.48 | 24.06 |
| 5.001 - 5.500 | 334 | 61,192,100.71 | 15.37 |
| 5.501 - 6.000 | 241 | 45,102,026.46 | 11.33 |
| 6.001 - 6.500 | 188 | 36,944,362.91 | 9.28 |
| 6.501 - 7.000 | 209 | 31,106,989.84 | 7.81 |
| 7.001 - 7.500 | 47 | 5,658,747.70 | 1.42 |
| 7.501 - 8.000 | 37 | 5,356,546.92 | 1.35 |
| 8.001 - 8.500 | 7 | 1,074,281.16 | 0.27 |
| 8.501 - 9.000 | 3 | 412,954.74 | 0.10 |
| 9.001 - 9.250 | 3 | 671,364.13 | 0.17 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| MAXIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 10.000 - 10.000 | 1 | 149,274.57 | 0.04 |
| 10.001 - 10.500 | 5 | 951,256.62 | 0.24 |
| 10.501 - 11.000 | 12 | 2,909,254.68 | 0.73 |
| 11.001 - 11.500 | 46 | 15,220,415.41 | 3.82 |
| 11.501 - 12.000 | 95 | 28,053,349.11 | 7.04 |
| 12.001 - 12.500 | 181 | 44,545,922.37 | 11.19 |
| 12.501 - 13.000 | 270 | 57,609,950.03 | 14.47 |
| 13.001 - 13.500 | 309 | 64,680,576.21 | 16.24 |
| 13.501 - 14.000 | 365 | 68,990,040.43 | 17.32 |
| 14.001 - 14.500 | 232 | 40,749,370.05 | 10.23 |
| 14.501 - 15.000 | 202 | 31,560,975.11 | 7.92 |
| 15.001 - 15.500 | 90 | 12,189,402.21 | 3.06 |
| 15.501 - 16.000 | 99 | 12,785,077.25 | 3.21 |
| 16.001 - 16.500 | 46 | 6,374,052.06 | 1.60 |
| 16.501 - 17.000 | 40 | 5,541,536.42 | 1.39 |
| 17.001 - 17.500 | 23 | 2,604,803.65 | 0.65 |
| 17.501 - 18.000 | 18 | 1,757,456.64 | 0.44 |
| 18.001 - 18.500 | 11 | 969,081.66 | 0.24 |
| 18.501 - 19.000 | 5 | 608,712.33 | 0.15 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| MINIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2.250 - 2.500 | 5 | 857,551.84 | 0.22 |
| 2.501 - 3.000 | 146 | 47,117,669.18 | 11.83 |
| 3.001 - 3.500 | 8 | 2,001,321.29 | 0.50 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 0.27 |
| 4.001 - 4.500 | 293 | 60,976,146.13 | 15.31 |
| 4.501 - 5.000 | 503 | 95,396,658.11 | 23.95 |
| 5.001 - 5.500 | 320 | 57,811,204.87 | 14.52 |
| 5.501 - 6.000 | 229 | 41,570,495.30 | 10.44 |
| 6.001 - 6.500 | 174 | 33,414,243.82 | 8.39 |
| 6.501 - 7.000 | 218 | 33,751,036.17 | 8.47 |
| 7.001 - 7.500 | 61 | 9,404,233.92 | 2.36 |
| 7.501 - 8.000 | 48 | 8,332,939.09 | 2.09 |
| 8.001 - 8.500 | 14 | 2,369,166.24 | 0.59 |
| 8.501 - 9.000 | 17 | 2,271,983.33 | 0.57 |
| 9.001 - 9.500 | 3 | 689,116.74 | 0.17 |
| 9.501 - 10.000 | 1 | 104,957.13 | 0.03 |
| 10.001 - 10.500 | 1 | 54,212.03 | 0.01 |
| 10.501 - 11.000 | 2 | 329,500.95 | 0.08 |
| 13.001 - 13.500 | 1 | 260,558.45 | 0.07 |
| 14.001 - 14.500 | 1 | 275,508.65 | 0.07 |
| 15.001 - 15.250 | 1 | 171,903.57 | 0.04 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| PERIODIC RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.000 | 1,852 | 349,779,256.89 | 87.83 |
| 1.500 | 48 | 7,450,759.65 | 1.87 |
| 2.000 | 150 | 41,020,490.27 | 10.30 |
| Total | 2,050 | 398,250,506.81 | 100.00 |

| FIRST RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.500 | 26 | 5,411,283.95 | 1.36 |
| 2.000 | 138 | 26,034,217.06 | 6.54 |
| 3.000 | 1,835 | 351,144,176.42 | 88.17 |
| 5.000 | 49 | 15,229,490.16 | 3.82 |
| 6.000 | 2 | 431,339.22 | 0.11 |
| Total | 2,050 | 398,250,506.81 | 100.00 |

| FICO SCORE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 6 | 1,469,637.08 | 0.37 |
| 451 - 500 | 12 | 1,481,927.71 | 0.37 |
| 501 - 550 | 451 | 75,405,032.88 | 18.93 |
| 551 - 600 | 586 | 102,835,191.99 | 25.82 |
| 601 - 650 | 647 | 142,122,016.68 | 35.69 |
| 651 - 700 | 254 | 54,728,008.21 | 13.74 |
| 701 - 750 | 71 | 15,654,425.29 | 3.93 |
| 751 - 800 | 21 | 3,876,870.36 | 0.97 |
| 801 - 810 | 2 | 677,396.61 | 0.17 |
| Total | 2,050 | 398,250,506.81 | 100.00 |

| LTV RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12.15 - 15.00 | 1 | 64,951.76 | 0.02 |
| 20.01 - 25.00 | 1 | 24,992.65 | 0.01 |
| 25.01 - 30.00 | 3 | 343,535.06 | 0.09 |
| 30.01 - 35.00 | 8 | 1,280,071.18 | 0.32 |
| 35.01 - 40.00 | 7 | 1,121,217.09 | 0.28 |
| 40.01 - 45.00 | 13 | 2,358,322.75 | 0.59 |
| 45.01 - 50.00 | 40 | 7,308,363.09 | 1.84 |
| 50.01 - 55.00 | 34 | 5,130,446.68 | 1.29 |
| 55.01 - 60.00 | 46 | 9,670,586.42 | 2.43 |
| 60.01 - 65.00 | 82 | 15,420,266.11 | 3.87 |
| 65.01 - 70.00 | 174 | 32,987,420.06 | 8.28 |
| 70.01 - 75.00 | 159 | 33,664,393.77 | 8.45 |
| 75.01 - 80.00 | 705 | 147,942,112.54 | 37.15 |
| 80.01 - 85.00 | 223 | 39,868,046.15 | 10.01 |
| 85.01 - 90.00 | 357 | 67,384,448.18 | 16.92 |
| 90.01 - 95.00 | 144 | 25,770,216.75 | 6.47 |
| 95.01 - 100.00 | 53 | 7,911,116.57 | 1.99 |
| Total | 2,050 | 398,250,506.81 | 100.00 |

| DEBT RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.00 | 35 | 11,353,076.76 | 2.85 |
| 0.01 - 10.00 | 5 | 427,684.07 | 0.11 |
| 10.01 - 20.00 | 72 | 9,363,539.90 | 2.35 |
| 20.01 - 30.00 | 280 | 41,344,614.91 | 10.38 |
| 30.01 - 40.00 | 602 | 112,070,860.67 | 28.14 |
| 40.01 - 50.00 | 976 | 206,155,403.47 | 51.77 |
| 50.01 - 55.00 | 80 | 17,535,327.03 | 4.40 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| ORIGINAL TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 360 | 2,050 | 398,250,506.81 | 100.00 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 347 - 348 | 2 | 176,921.77 | 0.04 |
| 349 - 360 | 2,048 | 398,073,585.04 | 99.96 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| SEASONING: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 344 | 61,837,254.00 | 15.53 |
| 1 - 12 | 1,705 | 336,359,040.78 | 84.46 |
| 13 - 13 | 1 | 54,212.03 | 0.01 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| RATE ADJ FREQ: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 6 | 1,905 | 357,812,991.46 | 89.85 |
| 12 | 145 | 40,437,515.35 | 10.15 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| MONTHS TO ROLL: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4 | 1 | 364,940.16 | 0.09 |
| 10 | 1 | 167,631.38 | 0.04 |
| 11 | 2 | 266,800.19 | 0.07 |
| 12 | 1 | 122,709.74 | 0.03 |
| 13 | 2 | 344,664.08 | 0.09 |
| 14 | 3 | 486,156.17 | 0.12 |
| 15 | 7 | 1,100,497.50 | 0.28 |
| 16 | 8 | 1,428,133.59 | 0.36 |
| 17 | 15 | 3,025,072.51 | 0.76 |
| 18 | 24 | 4,854,997.07 | 1.22 |
| 19 | 38 | 8,580,120.91 | 2.15 |
| 20 | 81 | 17,099,101.18 | 4.29 |
| 21 | 165 | 32,544,789.68 | 8.17 |
| 22 | 318 | 60,201,430.40 | 15.12 |
| 23 | 762 | 133,595,687.50 | 33.55 |
| 24 | 318 | 57,986,290.00 | 14.56 |
| 27 | 3 | 490,727.47 | 0.12 |
| 28 | 3 | 238,332.74 | 0.06 |
| 29 | 2 | 237,167.59 | 0.06 |
| 30 | 3 | 1,136,866.41 | 0.29 |
| 31 | 10 | 2,014,807.74 | 0.51 |
| 32 | 14 | 2,939,435.65 | 0.74 |
| 33 | 41 | 9,391,025.65 | 2.36 |
| 34 | 94 | 28,418,026.75 | 7.14 |
| 35 | 59 | 12,134,640.59 | 3.05 |
| 36 | 26 | 3,850,964.00 | 0.97 |
| 51 | 1 | 184,487.79 | 0.05 |
| 53 | 1 | 260,518.67 | 0.07 |
| 55 | 1 | 519,199.99 | 0.13 |
| 56 | 2 | 271,757.21 | 0.07 |
| 57 | 12 | 4,864,098.17 | 1.22 |
| 58 | 23 | 6,258,183.76 | 1.57 |
| 59 | 7 | 2,016,045.81 | 0.51 |
| 81 | 1 | 412,500.00 | 0.10 |
| 117 | 1 | 442,698.76 | 0.11 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| DOCUMENTATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Full Documentation | 1,160 | 201,542,728.61 | 50.61 |
| Stated Documentation | 804 | 175,392,170.14 | 44.04 |
| Limited Documentation | 41 | 8,338,282.17 | 2.09 |
| No Documentation | 21 | 6,450,429.18 | 1.62 |
| No Income No Asset | 7 | 3,254,722.92 | 0.82 |
| No Ratio | 7 | 1,647,924.66 | 0.41 |
| Alt Documentation | 10 | 1,624,249.13 | 0.41 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| PURPOSE CODE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Refinance - Cashout | 1,201 | 233,745,236.41 | 58.69 |
| Purchase | 768 | 147,322,649.47 | 36.99 |
| Refinance - Rate/Term | 81 | 17,182,620.93 | 4.31 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| OCCUPANCY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Owner Occupied | 1,834 | 365,466,508.45 | 91.77 |
| Non-Owner Occupied | 190 | 27,747,353.22 | 6.97 |
| Second Home | 26 | 5,036,645.14 | 1.26 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| PROPERTY TYPE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family Residence | 1,473 | 275,688,311.80 | 69.22 |
| PUD | 243 | 53,723,987.45 | 13.49 |
| Condominium | 143 | 26,077,277.47 | 6.55 |
| 2 Family | 92 | 21,115,304.58 | 5.30 |
| Townhouse | 50 | 7,681,370.73 | 1.93 |
| 3 Family | 25 | 7,167,786.42 | 1.80 |
| 4 Family | 14 | 4,232,491.38 | 1.06 |
| Condo - High Rise>8 Floors | 10 | 2,563,976.98 | 0.64 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

| STATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| California | 378 | 111,307,447.76 | 27.95 |
| New York | 168 | 40,995,390.59 | 10.29 |
| Florida | 226 | 36,765,922.72 | 9.23 |
| New Jersey | 118 | 28,553,911.73 | 7.17 |
| Virginia | 87 | 16,404,925.53 | 4.12 |
| Maryland | 78 | 15,537,645.73 | 3.90 |
| Michigan | 97 | 11,748,724.00 | 2.95 |
| Texas | 97 | 11,414,997.99 | 2.87 |
| Illinois | 56 | 11,384,786.08 | 2.86 |
| Nevada | 50 | 10,598,049.64 | 2.66 |
| Massachusetts | 40 | 9,125,879.63 | 2.29 |
| Georgia | 55 | 8,841,563.31 | 2.22 |
| Colorado | 31 | 7,471,784.58 | 1.88 |
| Washington | 38 | 7,300,051.62 | 1.83 |
| Ohio | 57 | 6,395,466.62 | 1.61 |
| District of Columbia | 29 | 5,915,603.72 | 1.49 |
| Pennsylvania | 50 | 5,852,757.57 | 1.47 |
| Connecticut | 30 | 5,638,461.82 | 1.42 |
| Arizona | 28 | 5,028,196.64 | 1.26 |
| South Carolina | 28 | 4,215,230.05 | 1.06 |
| Alabama | 35 | 3,597,084.55 | 0.90 |
| Louisiana | 26 | 3,348,766.69 | 0.84 |
| New Hampshire | 16 | 2,893,350.40 | 0.73 |
| Indiana | 27 | 2,640,437.55 | 0.66 |
| Missouri | 23 | 2,597,253.85 | 0.65 |
| Minnesota | 10 | 2,232,357.49 | 0.56 |
| North Carolina | 18 | 2,188,342.57 | 0.55 |
| Oregon | 11 | 1,886,896.28 | 0.47 |
| Rhode Island | 6 | 1,496,052.02 | 0.38 |
| Arkansas | 12 | 1,303,236.01 | 0.33 |
| Kansas | 10 | 1,202,200.25 | 0.30 |
| Wisconsin | 10 | 1,151,957.78 | 0.29 |
| Tennessee | 12 | 1,106,511.77 | 0.28 |
| Utah | 8 | 1,098,419.10 | 0.28 |
| Oklahoma | 13 | 1,074,880.12 | 0.27 |
| West Virginia | 10 | 1,026,929.58 | 0.26 |
| New Mexico | 8 | 984,459.62 | 0.25 |
| Alaska | 6 | 968,337.40 | 0.24 |
| Mississippi | 7 | 709,335.84 | 0.18 |
| Maine | 5 | 708,441.86 | 0.18 |
| Delaware | 6 | 687,447.73 | 0.17 |
| Kentucky | 8 | 641,475.33 | 0.16 |
| Iowa | 5 | 489,878.54 | 0.12 |
| Vermont | 4 | 489,402.87 | 0.12 |
| Nebraska | 5 | 474,843.15 | 0.12 |
| Idaho | 2 | 302,487.90 | 0.08 |
| Montana | 3 | 258,142.23 | 0.06 |
| South Dakota | 2 | 140,428.81 | 0.04 |
| North Dakota | 1 | 54,352.19 | 0.01 |
| **Total** | 2,050 | 398,250,506.81 | 100.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | | | |
|---|---|---|---|
| **Pool Group:** | Group I& Group II | | |
| **Total Current Balance:** | 104,970,873 | | |
| **Total Original Balance:** | 105,246,640 | | |
| **Number Of Loans:** | 594 | | |
| | | **Minimum** | **Maximum** |
| **Average Current Balance:** | $176,718.64 | $11,996.84 | $868,460.59 |
| **Average Original Balance:** | $177,182.90 | $12,000.00 | $870,000.00 |
| **Weighted Average Note Rate:** | 7.04509 % | 4.75000 | 12.62500 % |
| **Weighted Average Fico Score:** | 641 | 0 | 799 |
| **Weighted Average Ltv Ratio:** | 73.30 % | 12.50 | 100.00 % |
| **Weighted Average Debt Ratio:** | 38.96 % | 0.00 | 54.93 % |
| **Weighted Average Original Term:** | 348 months | 180 | 480 months |
| **Weighted Average Stated Remaining Term:** | 345 months | 158 | 473 months |
| **Weighted Average Seasoning:** | 3 months | 0 | 22 months |
| **Weighted Average Prepay Orig Term:** | 33 months | 0 | 60 months |
| **Weighted Average Prepay Rem Term:** | 31 months | 0 | 57 months |
| **Weighted Average Io Term:** | 120 months | 0 | 120 months |
| **Weighted Average Io Rem Term:** | 117 months | 0 | 118 months |
| **Top State Concentrations ($):** | 24.48 % New York, 23.00 % California, 6.26 % New Jersey | | |
| **Maximum Zip Code Concentration ($):** | 1.07 % 11746 (Dix Hills, NY) | | |
| **First Pay Date:** | | Mar 05, 2003 | Jan 01, 2005 |
| **Interest To Date:** | | Sep 01, 2004 | Feb 01, 2005 |
| **Mature Date:** | | Feb 05, 2018 | May 01, 2044 |

**Table**

| PRODUCT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 30 YR Fixed | 528 | 95,592,793.68 | 91.07 |
| 15 YR Fixed | 49 | 6,935,346.30 | 6.61 |
| 30 YR Fixed - 60M IO | 8 | 1,456,822.02 | 1.39 |
| 20 YR Fixed | 3 | 328,616.77 | 0.31 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 0.26 |
| 15 YR Balloon | 3 | 196,931.24 | 0.19 |
| 40 YR Fixed | 2 | 186,363.02 | 0.18 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| DELINQUENT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| C | 594 | 104,970,873.03 | 100.00 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| CA CONCENTRATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| OUTSIDE CA | 491 | 80,825,918.58 | 77.00 |
| CA-SOUTH | 63 | 14,587,319.12 | 13.90 |
| CA-NORTH | 40 | 9,557,635.33 | 9.11 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| INDEX: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Fixed Rate | 594 | 104,970,873.03 | 100.00 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| LIEN POSITION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 594 | 104,970,873.03 | 100.00 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| AMORTIZATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Fully Amortizing | 582 | 103,043,119.77 | 98.16 |
| Interest Only | 9 | 1,730,822.02 | 1.65 |
| Balloon | 3 | 196,931.24 | 0.19 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| CREDIT GRADE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1+ | 297 | 52,405,692.68 | 49.92 |
| N/A | 179 | 33,357,711.91 | 31.78 |
| 1 | 61 | 11,412,518.85 | 10.87 |
| 2 | 30 | 4,865,567.37 | 4.64 |
| 3 | 15 | 1,999,840.95 | 1.91 |
| 4 | 12 | 929,541.27 | 0.89 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| IO TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 585 | 103,240,051.01 | 98.35 |
| 120 | 9 | 1,730,822.02 | 1.65 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| IO REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 585 | 103,240,051.01 | 98.35 |
| 115 | 1 | 89,999.96 | 0.09 |
| 116 | 3 | 445,022.06 | 0.42 |
| 117 | 4 | 938,000.00 | 0.89 |
| 118 | 1 | 257,800.00 | 0.25 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| SILENT SECOND: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Silent Second | 535 | 94,305,386.48 | 89.84 |
| Silent Second | 59 | 10,665,486.55 | 10.16 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| PREPAY PENALTY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Prepayment Penalty | 308 | 53,905,936.19 | 51.35 |
| Prepayment Penalty | 286 | 51,064,936.84 | 48.65 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| PREPAY TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 308 | 53,905,936.19 | 51.35 |
| 12 | 26 | 5,201,048.30 | 4.95 |
| 24 | 19 | 3,243,724.87 | 3.09 |
| 36 | 237 | 42,003,260.19 | 40.01 |
| 60 | 4 | 616,903.48 | 0.59 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| CURRENT BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 11,997 - 50,000 | 33 | 1,230,355.55 | 1.17 |
| 50,001 - 100,000 | 110 | 8,662,292.00 | 8.25 |
| 100,001 - 150,000 | 143 | 17,622,998.03 | 16.79 |
| 150,001 - 200,000 | 106 | 18,292,251.29 | 17.43 |
| 200,001 - 250,000 | 84 | 18,931,826.09 | 18.04 |
| 250,001 - 300,000 | 53 | 14,528,746.02 | 13.84 |
| 300,001 - 350,000 | 34 | 10,954,439.22 | 10.44 |
| 350,001 - 400,000 | 10 | 3,782,989.98 | 3.60 |
| 400,001 - 450,000 | 9 | 3,902,188.81 | 3.72 |
| 450,001 - 500,000 | 5 | 2,345,072.30 | 2.23 |
| 550,001 - 600,000 | 2 | 1,149,604.55 | 1.10 |
| 600,001 - 650,000 | 2 | 1,265,005.37 | 1.21 |
| 650,001 - 700,000 | 1 | 659,643.23 | 0.63 |
| 750,001 - 800,000 | 1 | 775,000.00 | 0.74 |
| 850,001 - 868,461 | 1 | 868,460.59 | 0.83 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| ORIGINAL BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12,000 - 50,000 | 33 | 1,230,355.55 | 1.17 |
| 50,001 - 100,000 | 110 | 8,662,292.00 | 8.25 |
| 100,001 - 150,000 | 142 | 17,473,209.97 | 16.65 |
| 150,001 - 200,000 | 105 | 18,042,650.50 | 17.19 |
| 200,001 - 250,000 | 86 | 19,331,214.94 | 18.42 |
| 250,001 - 300,000 | 53 | 14,528,746.02 | 13.84 |
| 300,001 - 350,000 | 34 | 10,954,439.22 | 10.44 |
| 350,001 - 400,000 | 10 | 3,782,989.98 | 3.60 |
| 400,001 - 450,000 | 9 | 3,902,188.81 | 3.72 |
| 450,001 - 500,000 | 5 | 2,345,072.30 | 2.23 |
| 550,001 - 600,000 | 2 | 1,149,604.55 | 1.10 |
| 600,001 - 650,000 | 2 | 1,265,005.37 | 1.21 |
| 650,001 - 700,000 | 1 | 659,643.23 | 0.63 |
| 750,001 - 800,000 | 1 | 775,000.00 | 0.74 |
| 850,001 - 870,000 | 1 | 868,460.59 | 0.83 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| MORTGAGE RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.750 - 5.000 | 6 | 1,790,297.35 | 1.71 |
| 5.001 - 5.500 | 8 | 1,793,763.64 | 1.71 |
| 5.501 - 6.000 | 37 | 9,116,019.49 | 8.68 |
| 6.001 - 6.500 | 121 | 24,797,229.25 | 23.62 |
| 6.501 - 7.000 | 145 | 29,140,034.95 | 27.76 |
| 7.001 - 7.500 | 74 | 12,914,323.28 | 12.30 |
| 7.501 - 8.000 | 69 | 11,204,692.31 | 10.67 |
| 8.001 - 8.500 | 39 | 5,544,494.56 | 5.28 |
| 8.501 - 9.000 | 33 | 3,330,235.86 | 3.17 |
| 9.001 - 9.500 | 17 | 1,920,718.63 | 1.83 |
| 9.501 - 10.000 | 13 | 1,121,610.98 | 1.07 |
| 10.001 - 10.500 | 9 | 713,187.25 | 0.68 |
| 10.501 - 11.000 | 11 | 608,063.28 | 0.58 |
| 11.001 - 11.500 | 3 | 410,518.42 | 0.39 |
| 11.501 - 12.000 | 3 | 276,372.69 | 0.26 |
| 12.001 - 12.500 | 5 | 263,417.53 | 0.25 |
| 12.501 - 12.625 | 1 | 25,893.56 | 0.02 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| FICO SCORE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 1 | 52,640.44 | 0.05 |
| 451 - 500 | 3 | 330,361.56 | 0.31 |
| 501 - 550 | 37 | 4,117,906.77 | 3.92 |
| 551 - 600 | 124 | 21,953,727.64 | 20.91 |
| 601 - 650 | 193 | 33,748,882.99 | 32.15 |
| 651 - 700 | 181 | 31,735,047.06 | 30.23 |
| 701 - 750 | 35 | 7,617,563.36 | 7.26 |
| 751 - 799 | 20 | 5,414,743.21 | 5.16 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| LTV RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12.50 - 15.00 | 1 | 99,488.64 | 0.09 |
| 15.01 - 20.00 | 4 | 294,814.08 | 0.28 |
| 20.01 - 25.00 | 2 | 228,289.86 | 0.22 |
| 25.01 - 30.00 | 5 | 582,619.62 | 0.56 |
| 30.01 - 35.00 | 7 | 1,020,743.76 | 0.97 |
| 35.01 - 40.00 | 14 | 1,611,258.29 | 1.53 |
| 40.01 - 45.00 | 7 | 994,550.48 | 0.95 |
| 45.01 - 50.00 | 17 | 3,047,560.59 | 2.90 |
| 50.01 - 55.00 | 22 | 4,254,530.74 | 4.05 |
| 55.01 - 60.00 | 34 | 5,527,459.79 | 5.27 |
| 60.01 - 65.00 | 40 | 8,040,597.37 | 7.66 |
| 65.01 - 70.00 | 52 | 10,838,874.81 | 10.33 |
| 70.01 - 75.00 | 41 | 7,461,473.43 | 7.11 |
| 75.01 - 80.00 | 215 | 39,920,001.22 | 38.03 |
| 80.01 - 85.00 | 33 | 5,670,818.59 | 5.40 |
| 85.01 - 90.00 | 72 | 11,655,038.00 | 11.10 |
| 90.01 - 95.00 | 20 | 2,627,430.86 | 2.50 |
| 95.01 - 100.00 | 8 | 1,095,322.90 | 1.04 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| DEBT RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.00 | 79 | 13,015,206.72 | 12.40 |
| 0.01 - 10.00 | 1 | 30,000.00 | 0.03 |
| 10.01 - 20.00 | 19 | 2,705,805.77 | 2.58 |
| 20.01 - 30.00 | 77 | 12,285,517.80 | 11.70 |
| 30.01 - 40.00 | 187 | 33,276,940.19 | 31.70 |
| 40.01 - 50.00 | 193 | 36,680,347.94 | 34.94 |
| 50.01 - 54.93 | 38 | 6,977,054.61 | 6.65 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| ORIGINAL TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 180 | 52 | 7,132,277.54 | 6.79 |
| 240 | 3 | 328,616.77 | 0.31 |
| 360 | 537 | 97,323,615.70 | 92.71 |
| 480 | 2 | 186,363.02 | 0.18 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 158 - 168 | 1 | 111,788.13 | 0.11 |
| 169 - 180 | 51 | 7,020,489.41 | 6.69 |
| 229 - 240 | 3 | 328,616.77 | 0.31 |
| 337 - 348 | 1 | 161,982.40 | 0.15 |
| 349 - 360 | 536 | 97,161,633.30 | 92.56 |
| 469 - 473 | 2 | 186,363.02 | 0.18 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| SEASONING: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 47 | 7,610,940.00 | 7.25 |
| 1 - 12 | 545 | 97,086,162.50 | 92.49 |
| 13 - 22 | 2 | 273,770.53 | 0.26 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| DOCUMENTATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Full Documentation | 293 | 51,372,092.37 | 48.94 |
| Stated Documentation | 215 | 39,520,680.46 | 37.65 |
| No Documentation | 56 | 9,240,440.32 | 8.80 |
| No Ratio | 17 | 2,717,208.29 | 2.59 |
| No Income No Asset | 6 | 1,057,558.11 | 1.01 |
| Limited Documentation | 5 | 781,517.31 | 0.74 |
| Alt Documentation | 2 | 281,376.17 | 0.27 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| PURPOSE CODE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Refinance - Cashout | 399 | 71,054,969.98 | 67.69 |
| Purchase | 150 | 25,840,344.37 | 24.62 |
| Refinance - Rate/Term | 45 | 8,075,558.68 | 7.69 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| OCCUPANCY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Owner Occupied | 528 | 95,862,466.73 | 91.32 |
| Non-Owner Occupied | 59 | 8,159,952.48 | 7.77 |
| Second Home | 7 | 948,453.82 | 0.90 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| PROPERTY TYPE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family Residence | 444 | 77,056,097.56 | 73.41 |
| PUD | 55 | 9,462,830.24 | 9.01 |
| 2 Family | 37 | 8,340,331.51 | 7.95 |
| Condominium | 36 | 5,885,674.07 | 5.61 |
| 3 Family | 9 | 2,211,243.73 | 2.11 |
| 4 Family | 5 | 1,075,254.05 | 1.02 |
| Townhouse | 7 | 867,599.65 | 0.83 |
| Co-Op | 1 | 71,842.22 | 0.07 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

| STATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| New York | 107 | 25,691,625.15 | 24.48 |
| California | 103 | 24,144,954.45 | 23.00 |
| New Jersey | 31 | 6,574,134.50 | 6.26 |
| Florida | 44 | 5,836,393.35 | 5.56 |
| Texas | 31 | 4,071,888.95 | 3.88 |
| Massachusetts | 17 | 4,002,290.07 | 3.81 |
| Washington | 18 | 2,683,771.06 | 2.56 |
| Maryland | 14 | 2,666,318.53 | 2.54 |
| Michigan | 22 | 2,564,616.33 | 2.44 |
| Illinois | 14 | 2,268,689.13 | 2.16 |
| Nevada | 12 | 2,093,012.85 | 1.99 |
| Connecticut | 14 | 1,979,426.85 | 1.89 |
| Virginia | 14 | 1,922,801.55 | 1.83 |
| Arizona | 10 | 1,486,314.79 | 1.42 |
| New Hampshire | 7 | 1,335,023.93 | 1.27 |
| Pennsylvania | 13 | 1,264,333.34 | 1.20 |
| District of Columbia | 6 | 1,253,610.00 | 1.19 |
| North Carolina | 12 | 1,137,609.04 | 1.08 |
| Oregon | 6 | 885,979.47 | 0.84 |
| Wisconsin | 6 | 819,674.14 | 0.78 |
| Tennessee | 10 | 806,441.54 | 0.77 |
| Georgia | 8 | 789,499.29 | 0.75 |
| Hawaii | 2 | 766,870.68 | 0.73 |
| Ohio | 11 | 763,080.09 | 0.73 |
| South Carolina | 6 | 745,090.27 | 0.71 |
| Minnesota | 6 | 729,387.02 | 0.69 |
| Alabama | 4 | 592,414.21 | 0.56 |
| Kansas | 5 | 539,873.85 | 0.51 |
| Missouri | 5 | 445,542.23 | 0.42 |
| New Mexico | 3 | 413,976.47 | 0.39 |
| Utah | 2 | 375,965.90 | 0.36 |
| West Virginia | 3 | 366,798.41 | 0.35 |
| Oklahoma | 5 | 344,103.14 | 0.33 |
| Colorado | 3 | 341,608.93 | 0.33 |
| Montana | 2 | 304,401.06 | 0.29 |
| Arkansas | 2 | 290,691.10 | 0.28 |
| Mississippi | 3 | 288,427.66 | 0.27 |
| Vermont | 2 | 252,538.11 | 0.24 |
| Louisiana | 2 | 250,141.41 | 0.24 |
| Rhode Island | 2 | 199,436.91 | 0.19 |
| Indiana | 2 | 197,864.48 | 0.19 |
| Maine | 2 | 169,939.72 | 0.16 |
| Idaho | 1 | 166,312.63 | 0.16 |
| Kentucky | 2 | 148,000.44 | 0.14 |
| **Total** | 594 | 104,970,873.03 | 100.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | | Minimum | Maximum |
|---|---|---|---|
| **Pool Group:** | Group I& Group II | | |
| **Total Current Balance:** | 95,098,658 | | |
| **Total Original Balance:** | 95,102,943 | | |
| **Number Of Loans:** | 348 | | |
| **Average Current Balance:** | $273,272.01 | $57,000.00 | $749,250.00 |
| **Average Original Balance:** | $273,284.32 | $57,000.00 | $749,250.00 |
| **Weighted Average Note Rate:** | 6.64931 % | 4.75000 | 9.50000 % |
| **Weighted Average Gross Margin:** | 4.193 % | 0.000 | 7.875 % |
| **Weighted Average Maximum Rate:** | 12.705 % | 0.000 | 15.500 % |
| **Weighted Average Minimum Rate:** | 4.254 % | 0.000 | 8.000 % |
| **Weighted Average Periodic Rate Cap:** | 1.297 % | 0.000 | 2.000 % |
| **Weighted Average First Rate Cap:** | 3.250 % | 0.000 | 5.000 % |
| **Weighted Average Fico Score:** | 642 | 0 | 795 |
| **Weighted Average Ltv Ratio:** | 78.99 % | 37.60 | 100.00 % |
| **Weighted Average Debt Ratio:** | 41.02 % | 0.00 | 54.98 % |
| **Weighted Average Original Term:** | 360 months | 360 | 360 months |
| **Weighted Average Stated Remaining Term:** | 358 months | 353 | 360 months |
| **Weighted Average Seasoning:** | 2 months | 0 | 7 months |
| **Weighted Average First Rate Adj Freq:** | 33 months | 0 | 84 months |
| **Weighted Average Rate Adj Freq:** | 8 months | 0 | 12 months |
| **Weighted Average Months To Roll:** | 31 months | 0 | 81 months |
| **Weighted Average Prepay Orig Term:** | 25 months | 0 | 60 months |
| **Weighted Average Prepay Rem Term:** | 24 months | 0 | 57 months |
| **Weighted Average Io Term:** | 35 months | 24 | 120 months |
| **Weighted Average Io Rem Term:** | 33 months | 17 | 118 months |

**Top State Concentrations ($):** 49.92 % California, 8.16 % Florida, 5.87 % Virginia
**Maximum Zip Code Concentration ($):** 1.44 % 85262 (Scottsdale, AZ)

| | | |
|---|---|---|
| **First Pay Date:** | Jun 01, 2004 | Jan 01, 2005 |
| **Interest To Date:** | Sep 01, 2004 | Dec 01, 2004 |
| **Rate Change Date :** | Jan 01, 1900 | Sep 01, 2011 |
| **Mature Date:** | May 01, 2034 | Dec 01, 2034 |

Table

| PRODUCT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/6 MONTH LIBOR - 24M IO | 193 | 48,443,398.89 | 50.94 |
| 3/1 YR CMT - 36M IO | 63 | 20,223,439.84 | 21.27 |
| 3/6 MONTH LIBOR - 36M IO | 45 | 12,200,488.99 | 12.83 |
| 5/1 YR CMT - 60MO IO | 22 | 7,189,138.90 | 7.56 |
| 5/6 MONTH LIBOR - 60M IO | 15 | 4,898,869.65 | 5.15 |
| 30 YR Fixed - 60M IO | 8 | 1,456,822.02 | 1.53 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.43 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 0.29 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DELINQUENT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| C | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| CA CONCENTRATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| OUTSIDE CA | 210 | 47,630,152.71 | 50.08 |
| CA-SOUTH | 98 | 34,170,824.98 | 35.93 |
| CA-NORTH | 40 | 13,297,680.60 | 13.98 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| INDEX: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1 Year Treasury | 85 | 27,412,578.74 | 28.83 |
| 6 MO LIBOR | 254 | 65,955,257.53 | 69.35 |
| Fixed Rate | 9 | 1,730,822.02 | 1.82 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LIEN POSITION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| AMORTIZATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Interest Only | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| IO TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 24 | 193 | 48,443,398.89 | 50.94 |
| 36 | 108 | 32,423,928.83 | 34.10 |
| 60 | 37 | 12,088,008.55 | 12.71 |
| 84 | 1 | 412,500.00 | 0.43 |
| 120 | 9 | 1,730,822.02 | 1.82 |
| Total | 348 | 95,098,658.29 | 100.00 |

| IO REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| 115 | 1 | 89,999.96 | 0.09 |
| 116 | 3 | 445,022.06 | 0.47 |
| 117 | 4 | 938,000.00 | 0.99 |
| 118 | 1 | 257,800.00 | 0.27 |
| Total | 348 | 95,098,658.29 | 100.00 |

| SILENT SECOND: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Silent Second | 183 | 51,107,793.67 | 53.74 |
| Silent Second | 165 | 43,990,864.62 | 46.26 |
| Total | 348 | 95,098,658.29 | 100.00 |

| PREPAY PENALTY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Prepayment Penalty | 144 | 44,742,614.03 | 47.05 |
| Prepayment Penalty | 204 | 50,356,044.26 | 52.95 |
| Total | 348 | 95,098,658.29 | 100.00 |

| PREPAY TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 144 | 44,742,614.03 | 47.05 |
| 12 | 14 | 4,397,782.00 | 4.62 |
| 24 | 145 | 35,982,331.40 | 37.84 |
| 36 | 44 | 9,875,930.86 | 10.38 |
| 60 | 1 | 100,000.00 | 0.11 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| CURRENT BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MORTGAGE RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.750 - 5.000 | 6 | 1,529,783.00 | 1.61 |
| 5.001 - 5.500 | 28 | 9,639,129.16 | 10.14 |
| 5.501 - 6.000 | 61 | 18,415,814.19 | 19.36 |
| 6.001 - 6.500 | 65 | 17,537,605.06 | 18.44 |
| 6.501 - 7.000 | 66 | 17,527,731.21 | 18.43 |
| 7.001 - 7.500 | 46 | 13,558,622.86 | 14.26 |
| 7.501 - 8.000 | 55 | 12,633,607.32 | 13.28 |
| 8.001 - 8.500 | 8 | 1,306,660.00 | 1.37 |
| 8.501 - 9.000 | 10 | 1,958,505.49 | 2.06 |
| 9.001 - 9.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| GROSS MARGIN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 36 | 8,943,238.29 | 9.40 |
| 4.501 - 5.000 | 65 | 16,216,029.67 | 17.05 |
| 5.001 - 5.500 | 54 | 11,832,627.00 | 12.44 |
| 5.501 - 6.000 | 20 | 7,042,775.49 | 7.41 |
| 6.001 - 6.500 | 19 | 5,763,471.43 | 6.06 |
| 6.501 - 7.000 | 12 | 2,293,066.00 | 2.41 |
| 7.001 - 7.500 | 1 | 142,800.00 | 0.15 |
| 7.501 - 7.875 | 3 | 411,600.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MAXIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 10.501 - 11.000 | 7 | 1,786,183.00 | 1.88 |
| 11.001 - 11.500 | 28 | 9,639,129.16 | 10.14 |
| 11.501 - 12.000 | 58 | 17,791,964.19 | 18.71 |
| 12.001 - 12.500 | 60 | 16,235,605.06 | 17.07 |
| 12.501 - 13.000 | 61 | 16,003,159.15 | 16.83 |
| 13.001 - 13.500 | 40 | 11,965,822.92 | 12.58 |
| 13.501 - 14.000 | 51 | 12,426,771.32 | 13.07 |
| 14.001 - 14.500 | 13 | 2,998,659.98 | 3.15 |
| 14.501 - 15.000 | 18 | 3,529,341.49 | 3.71 |
| 15.001 - 15.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MINIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 35 | 8,747,238.29 | 9.20 |
| 4.501 - 5.000 | 65 | 16,333,629.67 | 17.18 |
| 5.001 - 5.500 | 51 | 10,531,747.00 | 11.07 |
| 5.501 - 6.000 | 18 | 6,080,494.49 | 6.39 |
| 6.001 - 6.500 | 13 | 4,010,371.47 | 4.22 |
| 6.501 - 7.000 | 17 | 4,080,196.97 | 4.29 |
| 7.001 - 7.500 | 5 | 1,704,049.99 | 1.79 |
| 7.501 - 8.000 | 6 | 1,157,880.00 | 1.22 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PERIODIC RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 1.000 | 252 | 65,313,257.56 | 68.68 |
| 1.500 | 2 | 641,999.97 | 0.68 |
| 2.000 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FIRST RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.000 | 8 | 1,627,836.00 | 1.71 |
| 3.000 | 293 | 79,239,491.72 | 83.32 |
| 5.000 | 38 | 12,500,508.55 | 13.14 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FICO SCORE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 2 | 532,500.00 | 0.56 |
| 501 - 550 | 5 | 810,400.00 | 0.85 |
| 551 - 600 | 43 | 10,316,152.96 | 10.85 |
| 601 - 650 | 200 | 57,886,781.32 | 60.87 |
| 651 - 700 | 64 | 17,132,426.48 | 18.02 |
| 701 - 750 | 22 | 5,685,374.69 | 5.98 |
| 751 - 795 | 12 | 2,735,022.84 | 2.88 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LTV RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 37.60 - 40.00 | 1 | 235,000.00 | 0.25 |
| 40.01 - 45.00 | 2 | 403,941.67 | 0.42 |
| 45.01 - 50.00 | 4 | 1,557,500.00 | 1.64 |
| 50.01 - 55.00 | 2 | 306,999.99 | 0.32 |
| 55.01 - 60.00 | 6 | 2,060,000.00 | 2.17 |
| 60.01 - 65.00 | 6 | 1,720,000.00 | 1.81 |
| 65.01 - 70.00 | 18 | 5,103,734.76 | 5.37 |
| 70.01 - 75.00 | 21 | 6,318,349.02 | 6.64 |
| 75.01 - 80.00 | 222 | 61,166,325.15 | 64.32 |
| 80.01 - 85.00 | 14 | 2,742,206.00 | 2.88 |
| 85.01 - 90.00 | 25 | 7,253,118.57 | 7.63 |
| 90.01 - 95.00 | 21 | 4,774,193.84 | 5.02 |
| 95.01 - 100.00 | 6 | 1,457,289.29 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DEBT RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.00 | 29 | 9,398,367.41 | 9.88 |
| 10.01 - 20.00 | 5 | 1,292,710.00 | 1.36 |
| 20.01 - 30.00 | 30 | 6,764,576.33 | 7.11 |
| 30.01 - 40.00 | 104 | 26,134,059.14 | 27.48 |
| 40.01 - 50.00 | 172 | 48,213,631.41 | 50.70 |
| 50.01 - 54.98 | 8 | 3,295,314.00 | 3.47 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 353 - 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SEASONING: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 57 | 14,852,730.00 | 15.62 |
| 1 - 7 | 291 | 80,245,928.29 | 84.38 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| RATE ADJ FREQ: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 6 | 254 | 65,955,257.53 | 69.35 |
| 12 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MONTHS TO ROLL: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DOCUMENTATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Stated Documentation | 175 | 50,051,299.65 | 52.63 |
| Full Documentation | 140 | 34,699,949.56 | 36.49 |
| No Documentation | 17 | 4,938,875.33 | 5.19 |
| No Income No Asset | 7 | 3,254,722.92 | 3.42 |
| No Ratio | 5 | 1,204,769.16 | 1.27 |
| Limited Documentation | 3 | 878,991.67 | 0.92 |
| Alt Documentation | 1 | 70,050.00 | 0.07 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PURPOSE CODE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Purchase | 196 | 51,217,572.03 | 53.86 |
| Refinance - Cashout | 131 | 37,003,738.26 | 38.91 |
| Refinance - Rate/Term | 21 | 6,877,348.00 | 7.23 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| OCCUPANCY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Owner Occupied | 320 | 87,968,671.38 | 92.50 |
| Non-Owner Occupied | 20 | 4,370,243.25 | 4.60 |
| Second Home | 8 | 2,759,743.66 | 2.90 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PROPERTY TYPE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family Residence | 217 | 59,879,145.84 | 62.97 |
| PUD | 71 | 19,971,424.02 | 21.00 |
| Condominium | 39 | 8,792,349.56 | 9.25 |
| 2 Family | 7 | 1,954,810.83 | 2.06 |
| 3 Family | 5 | 1,598,000.00 | 1.68 |
| 4 Family | 4 | 1,468,641.04 | 1.54 |
| Townhouse | 4 | 946,287.00 | 1.00 |
| Condo - High Rise>8 Floors | 1 | 488,000.00 | 0.51 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| STATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| California | 138 | 47,468,505.58 | 49.92 |
| Florida | 34 | 7,763,078.39 | 8.16 |
| Virginia | 21 | 5,577,840.00 | 5.87 |
| New York | 11 | 3,589,960.34 | 3.77 |
| Nevada | 14 | 3,374,718.66 | 3.55 |
| Georgia | 18 | 3,214,120.00 | 3.38 |
| Colorado | 10 | 2,676,765.00 | 2.81 |
| Illinois | 9 | 2,631,434.49 | 2.77 |
| New Jersey | 8 | 2,446,744.33 | 2.57 |
| Michigan | 10 | 2,011,882.29 | 2.12 |
| Washington | 12 | 1,964,930.00 | 2.07 |
| Arizona | 8 | 1,927,850.00 | 2.03 |
| Maryland | 9 | 1,608,616.86 | 1.69 |
| Ohio | 9 | 1,422,382.71 | 1.50 |
| South Carolina | 5 | 1,132,950.00 | 1.19 |
| Minnesota | 5 | 1,122,820.00 | 1.18 |
| Connecticut | 4 | 871,405.00 | 0.92 |
| Texas | 6 | 853,257.97 | 0.90 |
| Massachusetts | 2 | 796,800.00 | 0.84 |
| Oregon | 3 | 661,240.00 | 0.70 |
| North Carolina | 2 | 548,000.00 | 0.58 |
| Utah | 2 | 275,020.00 | 0.29 |
| Idaho | 1 | 256,500.00 | 0.27 |
| Indiana | 1 | 204,150.00 | 0.21 |
| Pennsylvania | 1 | 163,875.00 | 0.17 |
| Alaska | 1 | 150,000.00 | 0.16 |
| Missouri | 1 | 111,891.67 | 0.12 |
| Arkansas | 1 | 103,920.00 | 0.11 |
| Iowa | 1 | 89,600.00 | 0.09 |
| Tennessee | 1 | 78,400.00 | 0.08 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | | | |
|---|---|---|---|
| **Pool Group:** | Group I& Group II | | |
| **Total Current Balance:** | 95,098,658 | | |
| **Total Original Balance:** | 95,102,943 | | |
| **Number Of Loans:** | 348 | | |
| | | **Minimum** | **Maximum** |
| **Average Current Balance:** | $273,272.01 | $57,000.00 | $749,250.00 |
| **Average Original Balance:** | $273,284.32 | $57,000.00 | $749,250.00 |
| **Weighted Average Note Rate:** | 6.64931 % | 4.75000 | 9.50000 % |
| **Weighted Average Gross Margin:** | 4.193 % | 0.000 | 7.875 % |
| **Weighted Average Maximum Rate:** | 12.705 % | 0.000 | 15.500 % |
| **Weighted Average Minimum Rate:** | 4.254 % | 0.000 | 8.000 % |
| **Weighted Average Periodic Rate Cap:** | 1.297 % | 0.000 | 2.000 % |
| **Weighted Average First Rate Cap:** | 3.250 % | 0.000 | 5.000 % |
| **Weighted Average Fico Score:** | 642 | 0 | 795 |
| **Weighted Average Ltv Ratio:** | 78.99 % | 37.60 | 100.00 % |
| **Weighted Average Debt Ratio:** | 41.02 % | 0.00 | 54.98 % |
| **Weighted Average Original Term:** | 360 months | 360 | 360 months |
| **Weighted Average Stated Remaining Term:** | 358 months | 353 | 360 months |
| **Weighted Average Seasoning:** | 2 months | 0 | 7 months |
| **Weighted Average First Rate Adj Freq:** | 33 months | 0 | 84 months |
| **Weighted Average Rate Adj Freq:** | 8 months | 0 | 12 months |
| **Weighted Average Months To Roll:** | 31 months | 0 | 81 months |
| **Weighted Average Prepay Orig Term:** | 25 months | 0 | 60 months |
| **Weighted Average Prepay Rem Term:** | 24 months | 0 | 57 months |
| **Weighted Average Io Term:** | 35 months | 24 | 120 months |
| **Weighted Average Io Rem Term:** | 33 months | 17 | 118 months |
| **Top State Concentrations ($):** | 49.92 % California, 8.16 % Florida, 5.87 % Virginia | | |
| **Maximum Zip Code Concentration ($):** | 1.44 % 85262 (Scottsdale, AZ) | | |
| **First Pay Date:** | | Jun 01, 2004 | Jan 01, 2005 |
| **Interest To Date:** | | Sep 01, 2004 | Dec 01, 2004 |
| **Rate Change Date :** | | Jan 01, 1900 | Sep 01, 2011 |
| **Mature Date:** | | May 01, 2034 | Dec 01, 2034 |

Table

| PRODUCT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/6 MONTH LIBOR - 24M IO | 193 | 48,443,398.89 | 50.94 |
| 3/1 YR CMT - 36M IO | 63 | 20,223,439.84 | 21.27 |
| 3/6 MONTH LIBOR - 36M IO | 45 | 12,200,488.99 | 12.83 |
| 5/1 YR CMT - 60MO IO | 22 | 7,189,138.90 | 7.56 |
| 5/6 MONTH LIBOR - 60M IO | 15 | 4,898,869.65 | 5.15 |
| 30 YR Fixed - 60M IO | 8 | 1,456,822.02 | 1.53 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.43 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 0.29 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DELINQUENT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| C | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| CA CONCENTRATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| OUTSIDE CA | 210 | 47,630,152.71 | 50.08 |
| CA-SOUTH | 98 | 34,170,824.98 | 35.93 |
| CA-NORTH | 40 | 13,297,680.60 | 13.98 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| INDEX: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1 Year Treasury | 85 | 27,412,578.74 | 28.83 |
| 6 MO LIBOR | 254 | 65,955,257.53 | 69.35 |
| Fixed Rate | 9 | 1,730,822.02 | 1.82 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LIEN POSITION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| AMORTIZATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Interest Only | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| IO TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 24 | 193 | 48,443,398.89 | 50.94 |
| 36 | 108 | 32,423,928.83 | 34.10 |
| 60 | 37 | 12,088,008.55 | 12.71 |
| 84 | 1 | 412,500.00 | 0.43 |
| 120 | 9 | 1,730,822.02 | 1.82 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| IO REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| 115 | 1 | 89,999.96 | 0.09 |
| 116 | 3 | 445,022.06 | 0.47 |
| 117 | 4 | 938,000.00 | 0.99 |
| 118 | 1 | 257,800.00 | 0.27 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SILENT SECOND: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Silent Second | 183 | 51,107,793.67 | 53.74 |
| Silent Second | 165 | 43,990,864.62 | 46.26 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PREPAY PENALTY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Prepayment Penalty | 144 | 44,742,614.03 | 47.05 |
| Prepayment Penalty | 204 | 50,356,044.26 | 52.95 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PREPAY TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 144 | 44,742,614.03 | 47.05 |
| 12 | 14 | 4,397,782.00 | 4.62 |
| 24 | 145 | 35,982,331.40 | 37.84 |
| 36 | 44 | 9,875,930.86 | 10.38 |
| 60 | 1 | 100,000.00 | 0.11 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| CURRENT BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MORTGAGE RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.750 - 5.000 | 6 | 1,529,783.00 | 1.61 |
| 5.001 - 5.500 | 28 | 9,639,129.16 | 10.14 |
| 5.501 - 6.000 | 61 | 18,415,814.19 | 19.36 |
| 6.001 - 6.500 | 65 | 17,537,605.06 | 18.44 |
| 6.501 - 7.000 | 66 | 17,527,731.21 | 18.43 |
| 7.001 - 7.500 | 46 | 13,558,622.86 | 14.26 |
| 7.501 - 8.000 | 55 | 12,633,607.32 | 13.28 |
| 8.001 - 8.500 | 8 | 1,306,660.00 | 1.37 |
| 8.501 - 9.000 | 10 | 1,958,505.49 | 2.06 |
| 9.001 - 9.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| GROSS MARGIN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 36 | 8,943,238.29 | 9.40 |
| 4.501 - 5.000 | 65 | 16,216,029.67 | 17.05 |
| 5.001 - 5.500 | 54 | 11,832,627.00 | 12.44 |
| 5.501 - 6.000 | 20 | 7,042,775.49 | 7.41 |
| 6.001 - 6.500 | 19 | 5,763,471.43 | 6.06 |
| 6.501 - 7.000 | 12 | 2,293,066.00 | 2.41 |
| 7.001 - 7.500 | 1 | 142,800.00 | 0.15 |
| 7.501 - 7.875 | 3 | 411,600.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MAXIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 10.501 - 11.000 | 7 | 1,786,183.00 | 1.88 |
| 11.001 - 11.500 | 28 | 9,639,129.16 | 10.14 |
| 11.501 - 12.000 | 58 | 17,791,964.19 | 18.71 |
| 12.001 - 12.500 | 60 | 16,235,605.06 | 17.07 |
| 12.501 - 13.000 | 61 | 16,003,159.15 | 16.83 |
| 13.001 - 13.500 | 40 | 11,965,822.92 | 12.58 |
| 13.501 - 14.000 | 51 | 12,426,771.32 | 13.07 |
| 14.001 - 14.500 | 13 | 2,998,659.98 | 3.15 |
| 14.501 - 15.000 | 18 | 3,529,341.49 | 3.71 |
| 15.001 - 15.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MINIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 35 | 8,747,238.29 | 9.20 |
| 4.501 - 5.000 | 65 | 16,333,629.67 | 17.18 |
| 5.001 - 5.500 | 51 | 10,531,747.00 | 11.07 |
| 5.501 - 6.000 | 18 | 6,080,494.49 | 6.39 |
| 6.001 - 6.500 | 13 | 4,010,371.47 | 4.22 |
| 6.501 - 7.000 | 17 | 4,080,196.97 | 4.29 |
| 7.001 - 7.500 | 5 | 1,704,049.99 | 1.79 |
| 7.501 - 8.000 | 6 | 1,157,880.00 | 1.22 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PERIODIC RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 1.000 | 252 | 65,313,257.56 | 68.68 |
| 1.500 | 2 | 641,999.97 | 0.68 |
| 2.000 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FIRST RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.000 | 8 | 1,627,836.00 | 1.71 |
| 3.000 | 293 | 79,239,491.72 | 83.32 |
| 5.000 | 38 | 12,500,508.55 | 13.14 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FICO SCORE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 2 | 532,500.00 | 0.56 |
| 501 - 550 | 5 | 810,400.00 | 0.85 |
| 551 - 600 | 43 | 10,316,152.96 | 10.85 |
| 601 - 650 | 200 | 57,886,781.32 | 60.87 |
| 651 - 700 | 64 | 17,132,426.48 | 18.02 |
| 701 - 750 | 22 | 5,685,374.69 | 5.98 |
| 751 - 795 | 12 | 2,735,022.84 | 2.88 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LTV RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 37.60 - 40.00 | 1 | 235,000.00 | 0.25 |
| 40.01 - 45.00 | 2 | 403,941.67 | 0.42 |
| 45.01 - 50.00 | 4 | 1,557,500.00 | 1.64 |
| 50.01 - 55.00 | 2 | 306,999.99 | 0.32 |
| 55.01 - 60.00 | 6 | 2,060,000.00 | 2.17 |
| 60.01 - 65.00 | 6 | 1,720,000.00 | 1.81 |
| 65.01 - 70.00 | 18 | 5,103,734.76 | 5.37 |
| 70.01 - 75.00 | 21 | 6,318,349.02 | 6.64 |
| 75.01 - 80.00 | 222 | 61,166,325.15 | 64.32 |
| 80.01 - 85.00 | 14 | 2,742,206.00 | 2.88 |
| 85.01 - 90.00 | 25 | 7,253,118.57 | 7.63 |
| 90.01 - 95.00 | 21 | 4,774,193.84 | 5.02 |
| 95.01 - 100.00 | 6 | 1,457,289.29 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DEBT RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.00 | 29 | 9,398,367.41 | 9.88 |
| 10.01 - 20.00 | 5 | 1,292,710.00 | 1.36 |
| 20.01 - 30.00 | 30 | 6,764,576.33 | 7.11 |
| 30.01 - 40.00 | 104 | 26,134,059.14 | 27.48 |
| 40.01 - 50.00 | 172 | 48,213,631.41 | 50.70 |
| 50.01 - 54.98 | 8 | 3,295,314.00 | 3.47 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 353 - 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SEASONING: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 57 | 14,852,730.00 | 15.62 |
| 1 - 7 | 291 | 80,245,928.29 | 84.38 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| RATE ADJ FREQ: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 6 | 254 | 65,955,257.53 | 69.35 |
| 12 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MONTHS TO ROLL: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DOCUMENTATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Stated Documentation | 175 | 50,051,299.65 | 52.63 |
| Full Documentation | 140 | 34,699,949.56 | 36.49 |
| No Documentation | 17 | 4,938,875.33 | 5.19 |
| No Income No Asset | 7 | 3,254,722.92 | 3.42 |
| No Ratio | 5 | 1,204,769.16 | 1.27 |
| Limited Documentation | 3 | 878,991.67 | 0.92 |
| Alt Documentation | 1 | 70,050.00 | 0.07 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PURPOSE CODE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Purchase | 196 | 51,217,572.03 | 53.86 |
| Refinance - Cashout | 131 | 37,003,738.26 | 38.91 |
| Refinance - Rate/Term | 21 | 6,877,348.00 | 7.23 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| OCCUPANCY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Owner Occupied | 320 | 87,968,671.38 | 92.50 |
| Non-Owner Occupied | 20 | 4,370,243.25 | 4.60 |
| Second Home | 8 | 2,759,743.66 | 2.90 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PROPERTY TYPE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family Residence | 217 | 59,879,145.84 | 62.97 |
| PUD | 71 | 19,971,424.02 | 21.00 |
| Condominium | 39 | 8,792,349.56 | 9.25 |
| 2 Family | 7 | 1,954,810.83 | 2.06 |
| 3 Family | 5 | 1,598,000.00 | 1.68 |
| 4 Family | 4 | 1,468,641.04 | 1.54 |
| Townhouse | 4 | 946,287.00 | 1.00 |
| Condo - High Rise>8 Floors | 1 | 488,000.00 | 0.51 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| STATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| California | 138 | 47,468,505.58 | 49.92 |
| Florida | 34 | 7,763,078.39 | 8.16 |
| Virginia | 21 | 5,577,840.00 | 5.87 |
| New York | 11 | 3,589,960.34 | 3.77 |
| Nevada | 14 | 3,374,718.66 | 3.55 |
| Georgia | 18 | 3,214,120.00 | 3.38 |
| Colorado | 10 | 2,676,765.00 | 2.81 |
| Illinois | 9 | 2,631,434.49 | 2.77 |
| New Jersey | 8 | 2,446,744.33 | 2.57 |
| Michigan | 10 | 2,011,882.29 | 2.12 |
| Washington | 12 | 1,964,930.00 | 2.07 |
| Arizona | 8 | 1,927,850.00 | 2.03 |
| Maryland | 9 | 1,608,616.86 | 1.69 |
| Ohio | 9 | 1,422,382.71 | 1.50 |
| South Carolina | 5 | 1,132,950.00 | 1.19 |
| Minnesota | 5 | 1,122,820.00 | 1.18 |
| Connecticut | 4 | 871,405.00 | 0.92 |
| Texas | 6 | 853,257.97 | 0.90 |
| Massachusetts | 2 | 796,800.00 | 0.84 |
| Oregon | 3 | 661,240.00 | 0.70 |
| North Carolina | 2 | 548,000.00 | 0.58 |
| Utah | 2 | 275,020.00 | 0.29 |
| Idaho | 1 | 256,500.00 | 0.27 |
| Indiana | 1 | 204,150.00 | 0.21 |
| Pennsylvania | 1 | 163,875.00 | 0.17 |
| Alaska | 1 | 150,000.00 | 0.16 |
| Missouri | 1 | 111,891.67 | 0.12 |
| Arkansas | 1 | 103,920.00 | 0.11 |
| Iowa | 1 | 89,600.00 | 0.09 |
| Tennessee | 1 | 78,400.00 | 0.08 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | | | |
|---|---|---|---|
| **Pool Group:** | Group I& Group II | | |
| **Total Current Balance:** | 95,098,658 | | |
| **Total Original Balance:** | 95,102,943 | | |
| **Number Of Loans:** | 348 | | |
| | | **Minimum** | **Maximum** |
| **Average Current Balance:** | $273,272.01 | $57,000.00 | $749,250.00 |
| **Average Original Balance:** | $273,284.32 | $57,000.00 | $749,250.00 |
| **Weighted Average Note Rate:** | 6.64931 % | 4.75000 | 9.50000 % |
| **Weighted Average Gross Margin:** | 4.193 % | 0.000 | 7.875 % |
| **Weighted Average Maximum Rate:** | 12.705 % | 0.000 | 15.500 % |
| **Weighted Average Minimum Rate:** | 4.254 % | 0.000 | 8.000 % |
| **Weighted Average Periodic Rate Cap:** | 1.297 % | 0.000 | 2.000 % |
| **Weighted Average First Rate Cap:** | 3.250 % | 0.000 | 5.000 % |
| **Weighted Average Fico Score:** | 642 | 0 | 795 |
| **Weighted Average Ltv Ratio:** | 78.99 % | 37.60 | 100.00 % |
| **Weighted Average Debt Ratio:** | 41.02 % | 0.00 | 54.98 % |
| **Weighted Average Original Term:** | 360 months | 360 | 360 months |
| **Weighted Average Stated Remaining Term:** | 358 months | 353 | 360 months |
| **Weighted Average Seasoning:** | 2 months | 0 | 7 months |
| **Weighted Average First Rate Adj Freq:** | 33 months | 0 | 84 months |
| **Weighted Average Rate Adj Freq:** | 8 months | 0 | 12 months |
| **Weighted Average Months To Roll:** | 31 months | 0 | 81 months |
| **Weighted Average Prepay Orig Term:** | 25 months | 0 | 60 months |
| **Weighted Average Prepay Rem Term:** | 24 months | 0 | 57 months |
| **Weighted Average Io Term:** | 35 months | 24 | 120 months |
| **Weighted Average Io Rem Term:** | 33 months | 17 | 118 months |
| **Top State Concentrations ($):** | 49.92 % California, 8.16 % Florida, 5.87 % Virginia | | |
| **Maximum Zip Code Concentration ($):** | 1.44 % 85262 (Scottsdale, AZ) | | |
| **First Pay Date:** | | Jun 01, 2004 | Jan 01, 2005 |
| **Interest To Date:** | | Sep 01, 2004 | Dec 01, 2004 |
| **Rate Change Date :** | | Jan 01, 1900 | Sep 01, 2011 |
| **Mature Date:** | | May 01, 2034 | Dec 01, 2034 |

Table

| PRODUCT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/6 MONTH LIBOR - 24M IO | 193 | 48,443,398.89 | 50.94 |
| 3/1 YR CMT - 36M IO | 63 | 20,223,439.84 | 21.27 |
| 3/6 MONTH LIBOR - 36M IO | 45 | 12,200,488.99 | 12.83 |
| 5/1 YR CMT - 60MO IO | 22 | 7,189,138.90 | 7.56 |
| 5/6 MONTH LIBOR - 60M IO | 15 | 4,898,869.65 | 5.15 |
| 30 YR Fixed - 60M IO | 8 | 1,456,822.02 | 1.53 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.43 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 0.29 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DELINQUENT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| C | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| CA CONCENTRATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| OUTSIDE CA | 210 | 47,630,152.71 | 50.08 |
| CA-SOUTH | 98 | 34,170,824.98 | 35.93 |
| CA-NORTH | 40 | 13,297,680.60 | 13.98 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| INDEX: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1 Year Treasury | 85 | 27,412,578.74 | 28.83 |
| 6 MO LIBOR | 254 | 65,955,257.53 | 69.35 |
| Fixed Rate | 9 | 1,730,822.02 | 1.82 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LIEN POSITION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| AMORTIZATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Interest Only | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| IO TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 24 | 193 | 48,443,398.89 | 50.94 |
| 36 | 108 | 32,423,928.83 | 34.10 |
| 60 | 37 | 12,088,008.55 | 12.71 |
| 84 | 1 | 412,500.00 | 0.43 |
| 120 | 9 | 1,730,822.02 | 1.82 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| IO REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| 115 | 1 | 89,999.96 | 0.09 |
| 116 | 3 | 445,022.06 | 0.47 |
| 117 | 4 | 938,000.00 | 0.99 |
| 118 | 1 | 257,800.00 | 0.27 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SILENT SECOND: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Silent Second | 183 | 51,107,793.67 | 53.74 |
| Silent Second | 165 | 43,990,864.62 | 46.26 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PREPAY PENALTY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Prepayment Penalty | 144 | 44,742,614.03 | 47.05 |
| Prepayment Penalty | 204 | 50,356,044.26 | 52.95 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PREPAY TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 144 | 44,742,614.03 | 47.05 |
| 12 | 14 | 4,397,782.00 | 4.62 |
| 24 | 145 | 35,982,331.40 | 37.84 |
| 36 | 44 | 9,875,930.86 | 10.38 |
| 60 | 1 | 100,000.00 | 0.11 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| CURRENT BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MORTGAGE RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.750 - 5.000 | 6 | 1,529,783.00 | 1.61 |
| 5.001 - 5.500 | 28 | 9,639,129.16 | 10.14 |
| 5.501 - 6.000 | 61 | 18,415,814.19 | 19.36 |
| 6.001 - 6.500 | 65 | 17,537,605.06 | 18.44 |
| 6.501 - 7.000 | 66 | 17,527,731.21 | 18.43 |
| 7.001 - 7.500 | 46 | 13,558,622.86 | 14.26 |
| 7.501 - 8.000 | 55 | 12,633,607.32 | 13.28 |
| 8.001 - 8.500 | 8 | 1,306,660.00 | 1.37 |
| 8.501 - 9.000 | 10 | 1,958,505.49 | 2.06 |
| 9.001 - 9.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| GROSS MARGIN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 36 | 8,943,238.29 | 9.40 |
| 4.501 - 5.000 | 65 | 16,216,029.67 | 17.05 |
| 5.001 - 5.500 | 54 | 11,832,627.00 | 12.44 |
| 5.501 - 6.000 | 20 | 7,042,775.49 | 7.41 |
| 6.001 - 6.500 | 19 | 5,763,471.43 | 6.06 |
| 6.501 - 7.000 | 12 | 2,293,066.00 | 2.41 |
| 7.001 - 7.500 | 1 | 142,800.00 | 0.15 |
| 7.501 - 7.875 | 3 | 411,600.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MAXIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 10.501 - 11.000 | 7 | 1,786,183.00 | 1.88 |
| 11.001 - 11.500 | 28 | 9,639,129.16 | 10.14 |
| 11.501 - 12.000 | 58 | 17,791,964.19 | 18.71 |
| 12.001 - 12.500 | 60 | 16,235,605.06 | 17.07 |
| 12.501 - 13.000 | 61 | 16,003,159.15 | 16.83 |
| 13.001 - 13.500 | 40 | 11,965,822.92 | 12.58 |
| 13.501 - 14.000 | 51 | 12,426,771.32 | 13.07 |
| 14.001 - 14.500 | 13 | 2,998,659.98 | 3.15 |
| 14.501 - 15.000 | 18 | 3,529,341.49 | 3.71 |
| 15.001 - 15.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MINIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 35 | 8,747,238.29 | 9.20 |
| 4.501 - 5.000 | 65 | 16,333,629.67 | 17.18 |
| 5.001 - 5.500 | 51 | 10,531,747.00 | 11.07 |
| 5.501 - 6.000 | 18 | 6,080,494.49 | 6.39 |
| 6.001 - 6.500 | 13 | 4,010,371.47 | 4.22 |
| 6.501 - 7.000 | 17 | 4,080,196.97 | 4.29 |
| 7.001 - 7.500 | 5 | 1,704,049.99 | 1.79 |
| 7.501 - 8.000 | 6 | 1,157,880.00 | 1.22 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PERIODIC RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 1.000 | 252 | 65,313,257.56 | 68.68 |
| 1.500 | 2 | 641,999.97 | 0.68 |
| 2.000 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FIRST RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.000 | 8 | 1,627,836.00 | 1.71 |
| 3.000 | 293 | 79,239,491.72 | 83.32 |
| 5.000 | 38 | 12,500,508.55 | 13.14 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FICO SCORE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 2 | 532,500.00 | 0.56 |
| 501 - 550 | 5 | 810,400.00 | 0.85 |
| 551 - 600 | 43 | 10,316,152.96 | 10.85 |
| 601 - 650 | 200 | 57,886,781.32 | 60.87 |
| 651 - 700 | 64 | 17,132,426.48 | 18.02 |
| 701 - 750 | 22 | 5,685,374.69 | 5.98 |
| 751 - 795 | 12 | 2,735,022.84 | 2.88 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LTV RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 37.60 - 40.00 | 1 | 235,000.00 | 0.25 |
| 40.01 - 45.00 | 2 | 403,941.67 | 0.42 |
| 45.01 - 50.00 | 4 | 1,557,500.00 | 1.64 |
| 50.01 - 55.00 | 2 | 306,999.99 | 0.32 |
| 55.01 - 60.00 | 6 | 2,060,000.00 | 2.17 |
| 60.01 - 65.00 | 6 | 1,720,000.00 | 1.81 |
| 65.01 - 70.00 | 18 | 5,103,734.76 | 5.37 |
| 70.01 - 75.00 | 21 | 6,318,349.02 | 6.64 |
| 75.01 - 80.00 | 222 | 61,166,325.15 | 64.32 |
| 80.01 - 85.00 | 14 | 2,742,206.00 | 2.88 |
| 85.01 - 90.00 | 25 | 7,253,118.57 | 7.63 |
| 90.01 - 95.00 | 21 | 4,774,193.84 | 5.02 |
| 95.01 - 100.00 | 6 | 1,457,289.29 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DEBT RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.00 | 29 | 9,398,367.41 | 9.88 |
| 10.01 - 20.00 | 5 | 1,292,710.00 | 1.36 |
| 20.01 - 30.00 | 30 | 6,764,576.33 | 7.11 |
| 30.01 - 40.00 | 104 | 26,134,059.14 | 27.48 |
| 40.01 - 50.00 | 172 | 48,213,631.41 | 50.70 |
| 50.01 - 54.98 | 8 | 3,295,314.00 | 3.47 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 353 - 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SEASONING: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 57 | 14,852,730.00 | 15.62 |
| 1 - 7 | 291 | 80,245,928.29 | 84.38 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| RATE ADJ FREQ: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 6 | 254 | 65,955,257.53 | 69.35 |
| 12 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MONTHS TO ROLL: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DOCUMENTATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Stated Documentation | 175 | 50,051,299.65 | 52.63 |
| Full Documentation | 140 | 34,699,949.56 | 36.49 |
| No Documentation | 17 | 4,938,875.33 | 5.19 |
| No Income No Asset | 7 | 3,254,722.92 | 3.42 |
| No Ratio | 5 | 1,204,769.16 | 1.27 |
| Limited Documentation | 3 | 878,991.67 | 0.92 |
| Alt Documentation | 1 | 70,050.00 | 0.07 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PURPOSE CODE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Purchase | 196 | 51,217,572.03 | 53.86 |
| Refinance - Cashout | 131 | 37,003,738.26 | 38.91 |
| Refinance - Rate/Term | 21 | 6,877,348.00 | 7.23 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| OCCUPANCY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Owner Occupied | 320 | 87,968,671.38 | 92.50 |
| Non-Owner Occupied | 20 | 4,370,243.25 | 4.60 |
| Second Home | 8 | 2,759,743.66 | 2.90 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PROPERTY TYPE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family Residence | 217 | 59,879,145.84 | 62.97 |
| PUD | 71 | 19,971,424.02 | 21.00 |
| Condominium | 39 | 8,792,349.56 | 9.25 |
| 2 Family | 7 | 1,954,810.83 | 2.06 |
| 3 Family | 5 | 1,598,000.00 | 1.68 |
| 4 Family | 4 | 1,468,641.04 | 1.54 |
| Townhouse | 4 | 946,287.00 | 1.00 |
| Condo - High Rise>8 Floors | 1 | 488,000.00 | 0.51 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| STATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| California | 138 | 47,468,505.58 | 49.92 |
| Florida | 34 | 7,763,078.39 | 8.16 |
| Virginia | 21 | 5,577,840.00 | 5.87 |
| New York | 11 | 3,589,960.34 | 3.77 |
| Nevada | 14 | 3,374,718.66 | 3.55 |
| Georgia | 18 | 3,214,120.00 | 3.38 |
| Colorado | 10 | 2,676,765.00 | 2.81 |
| Illinois | 9 | 2,631,434.49 | 2.77 |
| New Jersey | 8 | 2,446,744.33 | 2.57 |
| Michigan | 10 | 2,011,882.29 | 2.12 |
| Washington | 12 | 1,964,930.00 | 2.07 |
| Arizona | 8 | 1,927,850.00 | 2.03 |
| Maryland | 9 | 1,608,616.86 | 1.69 |
| Ohio | 9 | 1,422,382.71 | 1.50 |
| South Carolina | 5 | 1,132,950.00 | 1.19 |
| Minnesota | 5 | 1,122,820.00 | 1.18 |
| Connecticut | 4 | 871,405.00 | 0.92 |
| Texas | 6 | 853,257.97 | 0.90 |
| Massachusetts | 2 | 796,800.00 | 0.84 |
| Oregon | 3 | 661,240.00 | 0.70 |
| North Carolina | 2 | 548,000.00 | 0.58 |
| Utah | 2 | 275,020.00 | 0.29 |
| Idaho | 1 | 256,500.00 | 0.27 |
| Indiana | 1 | 204,150.00 | 0.21 |
| Pennsylvania | 1 | 163,875.00 | 0.17 |
| Alaska | 1 | 150,000.00 | 0.16 |
| Missouri | 1 | 111,891.67 | 0.12 |
| Arkansas | 1 | 103,920.00 | 0.11 |
| Iowa | 1 | 89,600.00 | 0.09 |
| Tennessee | 1 | 78,400.00 | 0.08 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | | | |
|---|---|---|---|
| **Pool Group:** | Group I& Group II | | |
| **Total Current Balance:** | 95,098,658 | | |
| **Total Original Balance:** | 95,102,943 | | |
| **Number Of Loans:** | 348 | | |
| | | **Minimum** | **Maximum** |
| **Average Current Balance:** | $273,272.01 | $57,000.00 | $749,250.00 |
| **Average Original Balance:** | $273,284.32 | $57,000.00 | $749,250.00 |
| **Weighted Average Note Rate:** | 6.64931 % | 4.75000 | 9.50000 % |
| **Weighted Average Gross Margin:** | 4.193 % | 0.000 | 7.875 % |
| **Weighted Average Maximum Rate:** | 12.705 % | 0.000 | 15.500 % |
| **Weighted Average Minimum Rate:** | 4.254 % | 0.000 | 8.000 % |
| **Weighted Average Periodic Rate Cap:** | 1.297 % | 0.000 | 2.000 % |
| **Weighted Average First Rate Cap:** | 3.250 % | 0.000 | 5.000 % |
| **Weighted Average Fico Score:** | 642 | 0 | 795 |
| **Weighted Average Ltv Ratio:** | 78.99 % | 37.60 | 100.00 % |
| **Weighted Average Debt Ratio:** | 41.02 % | 0.00 | 54.98 % |
| **Weighted Average Original Term:** | 360 months | 360 | 360 months |
| **Weighted Average Stated Remaining Term:** | 358 months | 353 | 360 months |
| **Weighted Average Seasoning:** | 2 months | 0 | 7 months |
| **Weighted Average First Rate Adj Freq:** | 33 months | 0 | 84 months |
| **Weighted Average Rate Adj Freq:** | 8 months | 0 | 12 months |
| **Weighted Average Months To Roll:** | 31 months | 0 | 81 months |
| **Weighted Average Prepay Orig Term:** | 25 months | 0 | 60 months |
| **Weighted Average Prepay Rem Term:** | 24 months | 0 | 57 months |
| **Weighted Average Io Term:** | 35 months | 24 | 120 months |
| **Weighted Average Io Rem Term:** | 33 months | 17 | 118 months |
| **Top State Concentrations ($):** | 49.92 % California, 8.16 % Florida, 5.87 % Virginia | | |
| **Maximum Zip Code Concentration ($):** | 1.44 % 85262 (Scottsdale, AZ) | | |
| **First Pay Date:** | | Jun 01, 2004 | Jan 01, 2005 |
| **Interest To Date:** | | Sep 01, 2004 | Dec 01, 2004 |
| **Rate Change Date :** | | Jan 01, 1900 | Sep 01, 2011 |
| **Mature Date:** | | May 01, 2034 | Dec 01, 2034 |

Table

| PRODUCT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/6 MONTH LIBOR - 24M IO | 193 | 48,443,398.89 | 50.94 |
| 3/1 YR CMT - 36M IO | 63 | 20,223,439.84 | 21.27 |
| 3/6 MONTH LIBOR - 36M IO | 45 | 12,200,488.99 | 12.83 |
| 5/1 YR CMT - 60MO IO | 22 | 7,189,138.90 | 7.56 |
| 5/6 MONTH LIBOR - 60M IO | 15 | 4,898,869.65 | 5.15 |
| 30 YR Fixed - 60M IO | 8 | 1,456,822.02 | 1.53 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.43 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 0.29 |
| Total | 348 | 95,098,658.29 | 100.00 |

| DELINQUENT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| C | 348 | 95,098,658.29 | 100.00 |
| Total | 348 | 95,098,658.29 | 100.00 |

| CA CONCENTRATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| OUTSIDE CA | 210 | 47,630,152.71 | 50.08 |
| CA-SOUTH | 98 | 34,170,824.98 | 35.93 |
| CA-NORTH | 40 | 13,297,680.60 | 13.98 |
| Total | 348 | 95,098,658.29 | 100.00 |

| INDEX: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1 Year Treasury | 85 | 27,412,578.74 | 28.83 |
| 6 MO LIBOR | 254 | 65,955,257.53 | 69.35 |
| Fixed Rate | 9 | 1,730,822.02 | 1.82 |
| Total | 348 | 95,098,658.29 | 100.00 |

| LIEN POSITION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 348 | 95,098,658.29 | 100.00 |
| Total | 348 | 95,098,658.29 | 100.00 |

| AMORTIZATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Interest Only | 348 | 95,098,658.29 | 100.00 |
| Total | 348 | 95,098,658.29 | 100.00 |

| IO TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 24 | 193 | 48,443,398.89 | 50.94 |
| 36 | 108 | 32,423,928.83 | 34.10 |
| 60 | 37 | 12,088,008.55 | 12.71 |
| 84 | 1 | 412,500.00 | 0.43 |
| 120 | 9 | 1,730,822.02 | 1.82 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| IO REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| 115 | 1 | 89,999.96 | 0.09 |
| 116 | 3 | 445,022.06 | 0.47 |
| 117 | 4 | 938,000.00 | 0.99 |
| 118 | 1 | 257,800.00 | 0.27 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SILENT SECOND: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Silent Second | 183 | 51,107,793.67 | 53.74 |
| Silent Second | 165 | 43,990,864.62 | 46.26 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PREPAY PENALTY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Prepayment Penalty | 144 | 44,742,614.03 | 47.05 |
| Prepayment Penalty | 204 | 50,356,044.26 | 52.95 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PREPAY TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 144 | 44,742,614.03 | 47.05 |
| 12 | 14 | 4,397,782.00 | 4.62 |
| 24 | 145 | 35,982,331.40 | 37.84 |
| 36 | 44 | 9,875,930.86 | 10.38 |
| 60 | 1 | 100,000.00 | 0.11 |
| Total | 348 | 95,098,658.29 | 100.00 |

| CURRENT BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| Total | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| Total | 348 | 95,098,658.29 | 100.00 |

| MORTGAGE RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.750 - 5.000 | 6 | 1,529,783.00 | 1.61 |
| 5.001 - 5.500 | 28 | 9,639,129.16 | 10.14 |
| 5.501 - 6.000 | 61 | 18,415,814.19 | 19.36 |
| 6.001 - 6.500 | 65 | 17,537,605.06 | 18.44 |
| 6.501 - 7.000 | 66 | 17,527,731.21 | 18.43 |
| 7.001 - 7.500 | 46 | 13,558,622.86 | 14.26 |
| 7.501 - 8.000 | 55 | 12,633,607.32 | 13.28 |
| 8.001 - 8.500 | 8 | 1,306,660.00 | 1.37 |
| 8.501 - 9.000 | 10 | 1,958,505.49 | 2.06 |
| 9.001 - 9.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| GROSS MARGIN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 36 | 8,943,238.29 | 9.40 |
| 4.501 - 5.000 | 65 | 16,216,029.67 | 17.05 |
| 5.001 - 5.500 | 54 | 11,832,627.00 | 12.44 |
| 5.501 - 6.000 | 20 | 7,042,775.49 | 7.41 |
| 6.001 - 6.500 | 19 | 5,763,471.43 | 6.06 |
| 6.501 - 7.000 | 12 | 2,293,066.00 | 2.41 |
| 7.001 - 7.500 | 1 | 142,800.00 | 0.15 |
| 7.501 - 7.875 | 3 | 411,600.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MAXIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 10.501 - 11.000 | 7 | 1,786,183.00 | 1.88 |
| 11.001 - 11.500 | 28 | 9,639,129.16 | 10.14 |
| 11.501 - 12.000 | 58 | 17,791,964.19 | 18.71 |
| 12.001 - 12.500 | 60 | 16,235,605.06 | 17.07 |
| 12.501 - 13.000 | 61 | 16,003,159.15 | 16.83 |
| 13.001 - 13.500 | 40 | 11,965,822.92 | 12.58 |
| 13.501 - 14.000 | 51 | 12,426,771.32 | 13.07 |
| 14.001 - 14.500 | 13 | 2,998,659.98 | 3.15 |
| 14.501 - 15.000 | 18 | 3,529,341.49 | 3.71 |
| 15.001 - 15.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MINIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 35 | 8,747,238.29 | 9.20 |
| 4.501 - 5.000 | 65 | 16,333,629.67 | 17.18 |
| 5.001 - 5.500 | 51 | 10,531,747.00 | 11.07 |
| 5.501 - 6.000 | 18 | 6,080,494.49 | 6.39 |
| 6.001 - 6.500 | 13 | 4,010,371.47 | 4.22 |
| 6.501 - 7.000 | 17 | 4,080,196.97 | 4.29 |
| 7.001 - 7.500 | 5 | 1,704,049.99 | 1.79 |
| 7.501 - 8.000 | 6 | 1,157,880.00 | 1.22 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PERIODIC RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 1.000 | 252 | 65,313,257.56 | 68.68 |
| 1.500 | 2 | 641,999.97 | 0.68 |
| 2.000 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FIRST RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.000 | 8 | 1,627,836.00 | 1.71 |
| 3.000 | 293 | 79,239,491.72 | 83.32 |
| 5.000 | 38 | 12,500,508.55 | 13.14 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FICO SCORE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 2 | 532,500.00 | 0.56 |
| 501 - 550 | 5 | 810,400.00 | 0.85 |
| 551 - 600 | 43 | 10,316,152.96 | 10.85 |
| 601 - 650 | 200 | 57,886,781.32 | 60.87 |
| 651 - 700 | 64 | 17,132,426.48 | 18.02 |
| 701 - 750 | 22 | 5,685,374.69 | 5.98 |
| 751 - 795 | 12 | 2,735,022.84 | 2.88 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LTV RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 37.60 - 40.00 | 1 | 235,000.00 | 0.25 |
| 40.01 - 45.00 | 2 | 403,941.67 | 0.42 |
| 45.01 - 50.00 | 4 | 1,557,500.00 | 1.64 |
| 50.01 - 55.00 | 2 | 306,999.99 | 0.32 |
| 55.01 - 60.00 | 6 | 2,060,000.00 | 2.17 |
| 60.01 - 65.00 | 6 | 1,720,000.00 | 1.81 |
| 65.01 - 70.00 | 18 | 5,103,734.76 | 5.37 |
| 70.01 - 75.00 | 21 | 6,318,349.02 | 6.64 |
| 75.01 - 80.00 | 222 | 61,166,325.15 | 64.32 |
| 80.01 - 85.00 | 14 | 2,742,206.00 | 2.88 |
| 85.01 - 90.00 | 25 | 7,253,118.57 | 7.63 |
| 90.01 - 95.00 | 21 | 4,774,193.84 | 5.02 |
| 95.01 - 100.00 | 6 | 1,457,289.29 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DEBT RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.00 | 29 | 9,398,367.41 | 9.88 |
| 10.01 - 20.00 | 5 | 1,292,710.00 | 1.36 |
| 20.01 - 30.00 | 30 | 6,764,576.33 | 7.11 |
| 30.01 - 40.00 | 104 | 26,134,059.14 | 27.48 |
| 40.01 - 50.00 | 172 | 48,213,631.41 | 50.70 |
| 50.01 - 54.98 | 8 | 3,295,314.00 | 3.47 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 353 - 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SEASONING: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 57 | 14,852,730.00 | 15.62 |
| 1 - 7 | 291 | 80,245,928.29 | 84.38 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| RATE ADJ FREQ: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 6 | 254 | 65,955,257.53 | 69.35 |
| 12 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MONTHS TO ROLL: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DOCUMENTATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Stated Documentation | 175 | 50,051,299.65 | 52.63 |
| Full Documentation | 140 | 34,699,949.56 | 36.49 |
| No Documentation | 17 | 4,938,875.33 | 5.19 |
| No Income No Asset | 7 | 3,254,722.92 | 3.42 |
| No Ratio | 5 | 1,204,769.16 | 1.27 |
| Limited Documentation | 3 | 878,991.67 | 0.92 |
| Alt Documentation | 1 | 70,050.00 | 0.07 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PURPOSE CODE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Purchase | 196 | 51,217,572.03 | 53.86 |
| Refinance - Cashout | 131 | 37,003,738.26 | 38.91 |
| Refinance - Rate/Term | 21 | 6,877,348.00 | 7.23 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| OCCUPANCY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Owner Occupied | 320 | 87,968,671.38 | 92.50 |
| Non-Owner Occupied | 20 | 4,370,243.25 | 4.60 |
| Second Home | 8 | 2,759,743.66 | 2.90 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PROPERTY TYPE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family Residence | 217 | 59,879,145.84 | 62.97 |
| PUD | 71 | 19,971,424.02 | 21.00 |
| Condominium | 39 | 8,792,349.56 | 9.25 |
| 2 Family | 7 | 1,954,810.83 | 2.06 |
| 3 Family | 5 | 1,598,000.00 | 1.68 |
| 4 Family | 4 | 1,468,641.04 | 1.54 |
| Townhouse | 4 | 946,287.00 | 1.00 |
| Condo - High Rise>8 Floors | 1 | 488,000.00 | 0.51 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| STATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| California | 138 | 47,468,505.58 | 49.92 |
| Florida | 34 | 7,763,078.39 | 8.16 |
| Virginia | 21 | 5,577,840.00 | 5.87 |
| New York | 11 | 3,589,960.34 | 3.77 |
| Nevada | 14 | 3,374,718.66 | 3.55 |
| Georgia | 18 | 3,214,120.00 | 3.38 |
| Colorado | 10 | 2,676,765.00 | 2.81 |
| Illinois | 9 | 2,631,434.49 | 2.77 |
| New Jersey | 8 | 2,446,744.33 | 2.57 |
| Michigan | 10 | 2,011,882.29 | 2.12 |
| Washington | 12 | 1,964,930.00 | 2.07 |
| Arizona | 8 | 1,927,850.00 | 2.03 |
| Maryland | 9 | 1,608,616.86 | 1.69 |
| Ohio | 9 | 1,422,382.71 | 1.50 |
| South Carolina | 5 | 1,132,950.00 | 1.19 |
| Minnesota | 5 | 1,122,820.00 | 1.18 |
| Connecticut | 4 | 871,405.00 | 0.92 |
| Texas | 6 | 853,257.97 | 0.90 |
| Massachusetts | 2 | 796,800.00 | 0.84 |
| Oregon | 3 | 661,240.00 | 0.70 |
| North Carolina | 2 | 548,000.00 | 0.58 |
| Utah | 2 | 275,020.00 | 0.29 |
| Idaho | 1 | 256,500.00 | 0.27 |
| Indiana | 1 | 204,150.00 | 0.21 |
| Pennsylvania | 1 | 163,875.00 | 0.17 |
| Alaska | 1 | 150,000.00 | 0.16 |
| Missouri | 1 | 111,891.67 | 0.12 |
| Arkansas | 1 | 103,920.00 | 0.11 |
| Iowa | 1 | 89,600.00 | 0.09 |
| Tennessee | 1 | 78,400.00 | 0.08 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | | | |
|---|---|---|---|
| **Pool Group:** | Group I& Group II | | |
| **Total Current Balance:** | 95,098,658 | | |
| **Total Original Balance:** | 95,102,943 | | |
| **Number Of Loans:** | 348 | | |
| | | **Minimum** | **Maximum** |
| **Average Current Balance:** | $273,272.01 | $57,000.00 | $749,250.00 |
| **Average Original Balance:** | $273,284.32 | $57,000.00 | $749,250.00 |
| **Weighted Average Note Rate:** | 6.64931 % | 4.75000 | 9.50000 % |
| **Weighted Average Gross Margin:** | 4.193 % | 0.000 | 7.875 % |
| **Weighted Average Maximum Rate:** | 12.705 % | 0.000 | 15.500 % |
| **Weighted Average Minimum Rate:** | 4.254 % | 0.000 | 8.000 % |
| **Weighted Average Periodic Rate Cap:** | 1.297 % | 0.000 | 2.000 % |
| **Weighted Average First Rate Cap:** | 3.250 % | 0.000 | 5.000 % |
| **Weighted Average Fico Score:** | 642 | 0 | 795 |
| **Weighted Average Ltv Ratio:** | 78.99 % | 37.60 | 100.00 % |
| **Weighted Average Debt Ratio:** | 41.02 % | 0.00 | 54.98 % |
| **Weighted Average Original Term:** | 360 months | 360 | 360 months |
| **Weighted Average Stated Remaining Term:** | 358 months | 353 | 360 months |
| **Weighted Average Seasoning:** | 2 months | 0 | 7 months |
| **Weighted Average First Rate Adj Freq:** | 33 months | 0 | 84 months |
| **Weighted Average Rate Adj Freq:** | 8 months | 0 | 12 months |
| **Weighted Average Months To Roll:** | 31 months | 0 | 81 months |
| **Weighted Average Prepay Orig Term:** | 25 months | 0 | 60 months |
| **Weighted Average Prepay Rem Term:** | 24 months | 0 | 57 months |
| **Weighted Average Io Term:** | 35 months | 24 | 120 months |
| **Weighted Average Io Rem Term:** | 33 months | 17 | 118 months |
| **Top State Concentrations ($):** | 49.92 % California, 8.16 % Florida, 5.87 % Virginia | | |
| **Maximum Zip Code Concentration ($):** | 1.44 % 85262 (Scottsdale, AZ) | | |
| **First Pay Date:** | | Jun 01, 2004 | Jan 01, 2005 |
| **Interest To Date:** | | Sep 01, 2004 | Dec 01, 2004 |
| **Rate Change Date :** | | Jan 01, 1900 | Sep 01, 2011 |
| **Mature Date:** | | May 01, 2034 | Dec 01, 2034 |

Table

| PRODUCT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/6 MONTH LIBOR - 24M IO | 193 | 48,443,398.89 | 50.94 |
| 3/1 YR CMT - 36M IO | 63 | 20,223,439.84 | 21.27 |
| 3/6 MONTH LIBOR - 36M IO | 45 | 12,200,488.99 | 12.83 |
| 5/1 YR CMT - 60MO IO | 22 | 7,189,138.90 | 7.56 |
| 5/6 MONTH LIBOR - 60M IO | 15 | 4,898,869.65 | 5.15 |
| 30 YR Fixed - 60M IO | 8 | 1,456,822.02 | 1.53 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.43 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 0.29 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DELINQUENT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| C | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| CA CONCENTRATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| OUTSIDE CA | 210 | 47,630,152.71 | 50.08 |
| CA-SOUTH | 98 | 34,170,824.98 | 35.93 |
| CA-NORTH | 40 | 13,297,680.60 | 13.98 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| INDEX: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1 Year Treasury | 85 | 27,412,578.74 | 28.83 |
| 6 MO LIBOR | 254 | 65,955,257.53 | 69.35 |
| Fixed Rate | 9 | 1,730,822.02 | 1.82 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LIEN POSITION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| AMORTIZATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Interest Only | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| IO TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 24 | 193 | 48,443,398.89 | 50.94 |
| 36 | 108 | 32,423,928.83 | 34.10 |
| 60 | 37 | 12,088,008.55 | 12.71 |
| 84 | 1 | 412,500.00 | 0.43 |
| 120 | 9 | 1,730,822.02 | 1.82 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| IO REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| 115 | 1 | 89,999.96 | 0.09 |
| 116 | 3 | 445,022.06 | 0.47 |
| 117 | 4 | 938,000.00 | 0.99 |
| 118 | 1 | 257,800.00 | 0.27 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SILENT SECOND: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Silent Second | 183 | 51,107,793.67 | 53.74 |
| Silent Second | 165 | 43,990,864.62 | 46.26 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PREPAY PENALTY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Prepayment Penalty | 144 | 44,742,614.03 | 47.05 |
| Prepayment Penalty | 204 | 50,356,044.26 | 52.95 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PREPAY TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 144 | 44,742,614.03 | 47.05 |
| 12 | 14 | 4,397,782.00 | 4.62 |
| 24 | 145 | 35,982,331.40 | 37.84 |
| 36 | 44 | 9,875,930.86 | 10.38 |
| 60 | 1 | 100,000.00 | 0.11 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| CURRENT BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 57,000 - 100,000 | 24 | 2,041,945.09 | 2.15 |
| 100,001 - 150,000 | 53 | 6,868,065.71 | 7.22 |
| 150,001 - 200,000 | 56 | 9,981,286.83 | 10.50 |
| 200,001 - 250,000 | 47 | 10,572,415.28 | 11.12 |
| 250,001 - 300,000 | 44 | 12,052,502.65 | 12.67 |
| 300,001 - 350,000 | 29 | 9,474,824.84 | 9.96 |
| 350,001 - 400,000 | 35 | 13,158,828.17 | 13.84 |
| 400,001 - 450,000 | 17 | 7,195,349.59 | 7.57 |
| 450,001 - 500,000 | 17 | 8,313,203.32 | 8.74 |
| 500,001 - 550,000 | 11 | 5,805,608.83 | 6.10 |
| 550,001 - 600,000 | 2 | 1,137,500.00 | 1.20 |
| 600,001 - 650,000 | 10 | 6,354,627.98 | 6.68 |
| 650,001 - 700,000 | 1 | 692,000.00 | 0.73 |
| 700,001 - 749,250 | 2 | 1,450,500.00 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MORTGAGE RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.750 - 5.000 | 6 | 1,529,783.00 | 1.61 |
| 5.001 - 5.500 | 28 | 9,639,129.16 | 10.14 |
| 5.501 - 6.000 | 61 | 18,415,814.19 | 19.36 |
| 6.001 - 6.500 | 65 | 17,537,605.06 | 18.44 |
| 6.501 - 7.000 | 66 | 17,527,731.21 | 18.43 |
| 7.001 - 7.500 | 46 | 13,558,622.86 | 14.26 |
| 7.501 - 8.000 | 55 | 12,633,607.32 | 13.28 |
| 8.001 - 8.500 | 8 | 1,306,660.00 | 1.37 |
| 8.501 - 9.000 | 10 | 1,958,505.49 | 2.06 |
| 9.001 - 9.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| GROSS MARGIN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 36 | 8,943,238.29 | 9.40 |
| 4.501 - 5.000 | 65 | 16,216,029.67 | 17.05 |
| 5.001 - 5.500 | 54 | 11,832,627.00 | 12.44 |
| 5.501 - 6.000 | 20 | 7,042,775.49 | 7.41 |
| 6.001 - 6.500 | 19 | 5,763,471.43 | 6.06 |
| 6.501 - 7.000 | 12 | 2,293,066.00 | 2.41 |
| 7.001 - 7.500 | 1 | 142,800.00 | 0.15 |
| 7.501 - 7.875 | 3 | 411,600.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MAXIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 10.501 - 11.000 | 7 | 1,786,183.00 | 1.88 |
| 11.001 - 11.500 | 28 | 9,639,129.16 | 10.14 |
| 11.501 - 12.000 | 58 | 17,791,964.19 | 18.71 |
| 12.001 - 12.500 | 60 | 16,235,605.06 | 17.07 |
| 12.501 - 13.000 | 61 | 16,003,159.15 | 16.83 |
| 13.001 - 13.500 | 40 | 11,965,822.92 | 12.58 |
| 13.501 - 14.000 | 51 | 12,426,771.32 | 13.07 |
| 14.001 - 14.500 | 13 | 2,998,659.98 | 3.15 |
| 14.501 - 15.000 | 18 | 3,529,341.49 | 3.71 |
| 15.001 - 15.500 | 3 | 991,200.00 | 1.04 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MINIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.501 - 3.000 | 122 | 38,866,916.39 | 40.87 |
| 3.001 - 3.500 | 3 | 765,212.00 | 0.80 |
| 3.501 - 4.000 | 4 | 1,090,100.00 | 1.15 |
| 4.001 - 4.500 | 35 | 8,747,238.29 | 9.20 |
| 4.501 - 5.000 | 65 | 16,333,629.67 | 17.18 |
| 5.001 - 5.500 | 51 | 10,531,747.00 | 11.07 |
| 5.501 - 6.000 | 18 | 6,080,494.49 | 6.39 |
| 6.001 - 6.500 | 13 | 4,010,371.47 | 4.22 |
| 6.501 - 7.000 | 17 | 4,080,196.97 | 4.29 |
| 7.001 - 7.500 | 5 | 1,704,049.99 | 1.79 |
| 7.501 - 8.000 | 6 | 1,157,880.00 | 1.22 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PERIODIC RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 1.000 | 252 | 65,313,257.56 | 68.68 |
| 1.500 | 2 | 641,999.97 | 0.68 |
| 2.000 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FIRST RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 9 | 1,730,822.02 | 1.82 |
| 2.000 | 8 | 1,627,836.00 | 1.71 |
| 3.000 | 293 | 79,239,491.72 | 83.32 |
| 5.000 | 38 | 12,500,508.55 | 13.14 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| FICO SCORE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 2 | 532,500.00 | 0.56 |
| 501 - 550 | 5 | 810,400.00 | 0.85 |
| 551 - 600 | 43 | 10,316,152.96 | 10.85 |
| 601 - 650 | 200 | 57,886,781.32 | 60.87 |
| 651 - 700 | 64 | 17,132,426.48 | 18.02 |
| 701 - 750 | 22 | 5,685,374.69 | 5.98 |
| 751 - 795 | 12 | 2,735,022.84 | 2.88 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| LTV RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 37.60 - 40.00 | 1 | 235,000.00 | 0.25 |
| 40.01 - 45.00 | 2 | 403,941.67 | 0.42 |
| 45.01 - 50.00 | 4 | 1,557,500.00 | 1.64 |
| 50.01 - 55.00 | 2 | 306,999.99 | 0.32 |
| 55.01 - 60.00 | 6 | 2,060,000.00 | 2.17 |
| 60.01 - 65.00 | 6 | 1,720,000.00 | 1.81 |
| 65.01 - 70.00 | 18 | 5,103,734.76 | 5.37 |
| 70.01 - 75.00 | 21 | 6,318,349.02 | 6.64 |
| 75.01 - 80.00 | 222 | 61,166,325.15 | 64.32 |
| 80.01 - 85.00 | 14 | 2,742,206.00 | 2.88 |
| 85.01 - 90.00 | 25 | 7,253,118.57 | 7.63 |
| 90.01 - 95.00 | 21 | 4,774,193.84 | 5.02 |
| 95.01 - 100.00 | 6 | 1,457,289.29 | 1.53 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DEBT RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.00 | 29 | 9,398,367.41 | 9.88 |
| 10.01 - 20.00 | 5 | 1,292,710.00 | 1.36 |
| 20.01 - 30.00 | 30 | 6,764,576.33 | 7.11 |
| 30.01 - 40.00 | 104 | 26,134,059.14 | 27.48 |
| 40.01 - 50.00 | 172 | 48,213,631.41 | 50.70 |
| 50.01 - 54.98 | 8 | 3,295,314.00 | 3.47 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| ORIGINAL TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 353 - 360 | 348 | 95,098,658.29 | 100.00 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| SEASONING: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 57 | 14,852,730.00 | 15.62 |
| 1 - 7 | 291 | 80,245,928.29 | 84.38 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| RATE ADJ FREQ: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 6 | 254 | 65,955,257.53 | 69.35 |
| 12 | 85 | 27,412,578.74 | 28.83 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| MONTHS TO ROLL: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 9 | 1,730,822.02 | 1.82 |
| 17 | 1 | 413,999.60 | 0.44 |
| 18 | 2 | 490,391.01 | 0.52 |
| 19 | 5 | 1,791,460.84 | 1.88 |
| 20 | 9 | 1,897,700.00 | 2.00 |
| 21 | 32 | 6,912,407.99 | 7.27 |
| 22 | 28 | 6,673,769.96 | 7.02 |
| 23 | 64 | 16,641,239.49 | 17.50 |
| 24 | 52 | 13,622,430.00 | 14.32 |
| 30 | 2 | 930,850.00 | 0.98 |
| 31 | 3 | 1,040,671.86 | 1.09 |
| 32 | 4 | 849,879.56 | 0.89 |
| 33 | 22 | 5,578,904.96 | 5.87 |
| 34 | 58 | 18,280,732.45 | 19.22 |
| 35 | 14 | 4,512,590.00 | 4.75 |
| 36 | 5 | 1,230,300.00 | 1.29 |
| 53 | 1 | 260,518.67 | 0.27 |
| 55 | 1 | 519,199.99 | 0.55 |
| 57 | 11 | 4,744,417.53 | 4.99 |
| 58 | 19 | 5,042,107.20 | 5.30 |
| 59 | 5 | 1,521,765.16 | 1.60 |
| 81 | 1 | 412,500.00 | 0.43 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| DOCUMENTATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Stated Documentation | 175 | 50,051,299.65 | 52.63 |
| Full Documentation | 140 | 34,699,949.56 | 36.49 |
| No Documentation | 17 | 4,938,875.33 | 5.19 |
| No Income No Asset | 7 | 3,254,722.92 | 3.42 |
| No Ratio | 5 | 1,204,769.16 | 1.27 |
| Limited Documentation | 3 | 878,991.67 | 0.92 |
| Alt Documentation | 1 | 70,050.00 | 0.07 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PURPOSE CODE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Purchase | 196 | 51,217,572.03 | 53.86 |
| Refinance - Cashout | 131 | 37,003,738.26 | 38.91 |
| Refinance - Rate/Term | 21 | 6,877,348.00 | 7.23 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| OCCUPANCY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Owner Occupied | 320 | 87,968,671.38 | 92.50 |
| Non-Owner Occupied | 20 | 4,370,243.25 | 4.60 |
| Second Home | 8 | 2,759,743.66 | 2.90 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| PROPERTY TYPE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family Residence | 217 | 59,879,145.84 | 62.97 |
| PUD | 71 | 19,971,424.02 | 21.00 |
| Condominium | 39 | 8,792,349.56 | 9.25 |
| 2 Family | 7 | 1,954,810.83 | 2.06 |
| 3 Family | 5 | 1,598,000.00 | 1.68 |
| 4 Family | 4 | 1,468,641.04 | 1.54 |
| Townhouse | 4 | 946,287.00 | 1.00 |
| Condo - High Rise>8 Floors | 1 | 488,000.00 | 0.51 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

| STATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| California | 138 | 47,468,505.58 | 49.92 |
| Florida | 34 | 7,763,078.39 | 8.16 |
| Virginia | 21 | 5,577,840.00 | 5.87 |
| New York | 11 | 3,589,960.34 | 3.77 |
| Nevada | 14 | 3,374,718.66 | 3.55 |
| Georgia | 18 | 3,214,120.00 | 3.38 |
| Colorado | 10 | 2,676,765.00 | 2.81 |
| Illinois | 9 | 2,631,434.49 | 2.77 |
| New Jersey | 8 | 2,446,744.33 | 2.57 |
| Michigan | 10 | 2,011,882.29 | 2.12 |
| Washington | 12 | 1,964,930.00 | 2.07 |
| Arizona | 8 | 1,927,850.00 | 2.03 |
| Maryland | 9 | 1,608,616.86 | 1.69 |
| Ohio | 9 | 1,422,382.71 | 1.50 |
| South Carolina | 5 | 1,132,950.00 | 1.19 |
| Minnesota | 5 | 1,122,820.00 | 1.18 |
| Connecticut | 4 | 871,405.00 | 0.92 |
| Texas | 6 | 853,257.97 | 0.90 |
| Massachusetts | 2 | 796,800.00 | 0.84 |
| Oregon | 3 | 661,240.00 | 0.70 |
| North Carolina | 2 | 548,000.00 | 0.58 |
| Utah | 2 | 275,020.00 | 0.29 |
| Idaho | 1 | 256,500.00 | 0.27 |
| Indiana | 1 | 204,150.00 | 0.21 |
| Pennsylvania | 1 | 163,875.00 | 0.17 |
| Alaska | 1 | 150,000.00 | 0.16 |
| Missouri | 1 | 111,891.67 | 0.12 |
| Arkansas | 1 | 103,920.00 | 0.11 |
| Iowa | 1 | 89,600.00 | 0.09 |
| Tennessee | 1 | 78,400.00 | 0.08 |
| **Total** | 348 | 95,098,658.29 | 100.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | | | |
|---|---|---|---|
| **Pool Group:** | Group I& Group II | | |
| **Total Current Balance:** | 214,655,002 | | |
| **Total Original Balance:** | 215,172,848 | | |
| **Number Of Loans:** | 1,018 | | |
| | | **Minimum** | **Maximum** |
| **Average Current Balance:** | $210,859.53 | $17,191.25 | $824,512.92 |
| **Average Original Balance:** | $211,368.22 | $27,000.00 | $825,000.00 |
| **Weighted Average Note Rate:** | 7.36806 % | 4.75000 | 13.00000 % |
| **Weighted Average Gross Margin:** | 5.018 % | 0.000 | 8.000 % |
| **Weighted Average Maximum Rate:** | 13.532 % | 0.000 | 19.000 % |
| **Weighted Average Minimum Rate:** | 5.090 % | 0.000 | 9.250 % |
| **Weighted Average Periodic Rate Cap:** | 1.123 % | 0.000 | 2.000 % |
| **Weighted Average First Rate Cap:** | 3.014 % | 0.000 | 5.000 % |
| **Weighted Average Fico Score:** | 631 | 500 | 810 |
| **Weighted Average Ltv Ratio:** | 77.07 % | 12.50 | 100.00 % |
| **Weighted Average Debt Ratio:** | 39.76 % | 8.00 | 55.00 % |
| **Weighted Average Original Term:** | 356 months | 180 | 480 months |
| **Weighted Average Stated Remaining Term:** | 354 months | 173 | 473 months |
| **Weighted Average Seasoning:** | 2 months | 0 | 12 months |
| **Weighted Average First Rate Adj Freq:** | 28 months | 0 | 120 months |
| **Weighted Average Rate Adj Freq:** | 7 months | 0 | 12 months |
| **Weighted Average Months To Roll:** | 26 months | 0 | 117 months |
| **Weighted Average Prepay Orig Term:** | 26 months | 0 | 36 months |
| **Weighted Average Prepay Rem Term:** | 24 months | 0 | 36 months |
| **Weighted Average Io Term:** | 34 months | 0 | 120 months |
| **Weighted Average Io Rem Term:** | 32 months | 0 | 117 months |

**Top State Concentrations ($):** 31.05 % California, 13.99 % New York, 8.70 % Florida
**Maximum Zip Code Concentration ($):** 0.65 % 11368 (Corona, NY)

| | | |
|---|---|---|
| **First Pay Date:** | Jan 01, 2004 | Jan 01, 2005 |
| **Interest To Date:** | Sep 01, 2004 | Feb 01, 2005 |
| **Rate Change Date :** | Jan 01, 1900 | Sep 01, 2014 |
| **Mature Date:** | May 01, 2019 | May 01, 2044 |

Table

| PRODUCT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/6 MONTH LIBOR | 573 | 110,365,042.93 | 51.42 |
| 30 YR Fixed | 179 | 33,987,066.86 | 15.83 |
| 2/6 MONTH LIBOR - 24M IO | 98 | 25,766,799.52 | 12.00 |
| 3/1 YR CMT - 36M IO | 33 | 10,008,478.83 | 4.66 |
| 3/6 MONTH LIBOR | 39 | 8,811,578.75 | 4.10 |
| 3/6 MONTH LIBOR - 36M IO | 21 | 6,835,790.00 | 3.18 |
| 3/1 YR CMT | 16 | 5,024,993.77 | 2.34 |
| 15 YR Fixed | 31 | 4,916,923.17 | 2.29 |
| 5/1 YR CMT - 60MO IO | 12 | 4,124,501.35 | 1.92 |
| 5/6 MONTH LIBOR - 60M IO | 7 | 2,616,229.99 | 1.22 |
| 5/1 YR CMT | 2 | 618,616.08 | 0.29 |
| 10/6 MONTH LIBOR | 1 | 442,698.76 | 0.21 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.19 |
| 1 YR CMT | 1 | 364,940.16 | 0.17 |
| 30 YR Fixed - 60M IO | 3 | 286,999.96 | 0.13 |
| 40 YR Fixed | 1 | 71,842.22 | 0.03 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| DELINQUENT: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| C | 1,018 | 214,655,002.35 | 100.00 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| CA CONCENTRATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| OUTSIDE CA | 783 | 148,013,812.40 | 68.95 |
| CA-SOUTH | 170 | 50,010,561.02 | 23.30 |
| CA-NORTH | 65 | 16,630,628.93 | 7.75 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| INDEX: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1 Year Treasury | 64 | 20,141,530.19 | 9.38 |
| 6 MO LIBOR | 740 | 155,250,639.95 | 72.33 |
| Fixed Rate | 214 | 39,262,832.21 | 18.29 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| LIEN POSITION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 1,018 | 214,655,002.35 | 100.00 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| AMORTIZATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Fully Amortizing | 843 | 164,603,702.70 | 76.68 |
| Interest Only | 175 | 50,051,299.65 | 23.32 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| IO TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 843 | 164,603,702.70 | 76.68 |
| 24 | 98 | 25,766,799.52 | 12.00 |
| 36 | 54 | 16,844,268.83 | 7.85 |
| 60 | 19 | 6,740,731.34 | 3.14 |
| 84 | 1 | 412,500.00 | 0.19 |
| 120 | 3 | 286,999.96 | 0.13 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| IO REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 843 | 164,603,702.70 | 76.68 |
| 18 | 1 | 127,391.04 | 0.06 |
| 20 | 3 | 604,800.00 | 0.28 |
| 21 | 16 | 3,834,307.99 | 1.79 |
| 22 | 14 | 3,449,377.00 | 1.61 |
| 23 | 30 | 8,265,133.49 | 3.85 |
| 24 | 34 | 9,485,790.00 | 4.42 |
| 30 | 2 | 930,850.00 | 0.43 |
| 31 | 2 | 395,679.86 | 0.18 |
| 32 | 4 | 849,879.56 | 0.40 |
| 33 | 11 | 2,909,442.81 | 1.36 |
| 34 | 25 | 8,587,726.60 | 4.00 |
| 35 | 8 | 2,279,190.00 | 1.06 |
| 36 | 2 | 891,500.00 | 0.42 |
| 55 | 1 | 519,199.99 | 0.24 |
| 57 | 6 | 2,593,250.95 | 1.21 |
| 58 | 9 | 2,692,280.40 | 1.25 |
| 59 | 3 | 936,000.00 | 0.44 |
| 81 | 1 | 412,500.00 | 0.19 |
| 115 | 1 | 89,999.96 | 0.04 |
| 116 | 1 | 57,000.00 | 0.03 |
| 117 | 1 | 140,000.00 | 0.07 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| SILENT SECOND: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Silent Second | 773 | 157,998,207.90 | 73.61 |
| Silent Second | 245 | 56,656,794.45 | 26.39 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| PREPAY PENALTY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| No Prepayment Penalty | 333 | 77,554,136.32 | 36.13 |
| Prepayment Penalty | 685 | 137,100,866.03 | 63.87 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| PREPAY TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 333 | 77,554,136.32 | 36.13 |
| 12 | 47 | 12,571,995.91 | 5.86 |
| 24 | 468 | 92,263,253.14 | 42.98 |
| 36 | 170 | 32,265,616.98 | 15.03 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| CURRENT BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 17,191 - 50,000 | 32 | 1,296,304.91 | 0.60 |
| 50,001 - 100,000 | 165 | 12,857,843.00 | 5.99 |
| 100,001 - 150,000 | 193 | 24,030,063.52 | 11.19 |
| 150,001 - 200,000 | 176 | 30,819,087.02 | 14.36 |
| 200,001 - 250,000 | 132 | 29,670,728.95 | 13.82 |
| 250,001 - 300,000 | 110 | 30,341,774.59 | 14.14 |
| 300,001 - 350,000 | 76 | 24,561,618.09 | 11.44 |
| 350,001 - 400,000 | 55 | 20,610,794.75 | 9.60 |
| 400,001 - 450,000 | 28 | 11,932,129.02 | 5.56 |
| 450,001 - 500,000 | 20 | 9,658,094.14 | 4.50 |
| 500,001 - 550,000 | 9 | 4,737,916.02 | 2.21 |
| 550,001 - 600,000 | 7 | 4,054,309.79 | 1.89 |
| 600,001 - 650,000 | 9 | 5,767,066.09 | 2.69 |
| 650,001 - 700,000 | 3 | 2,042,000.14 | 0.95 |
| 700,001 - 750,000 | 2 | 1,450,759.40 | 0.68 |
| 800,001 - 824,513 | 1 | 824,512.92 | 0.38 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| ORIGINAL BALANCE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 27,000 - 50,000 | 31 | 1,279,113.66 | 0.60 |
| 50,001 - 100,000 | 165 | 12,857,843.00 | 5.99 |
| 100,001 - 150,000 | 192 | 23,880,159.89 | 11.12 |
| 150,001 - 200,000 | 176 | 30,771,387.70 | 14.34 |
| 200,001 - 250,000 | 134 | 29,885,523.15 | 13.92 |
| 250,001 - 300,000 | 110 | 30,341,774.59 | 14.14 |
| 300,001 - 350,000 | 76 | 24,561,618.09 | 11.44 |
| 350,001 - 400,000 | 55 | 20,610,794.75 | 9.60 |
| 400,001 - 450,000 | 28 | 11,932,129.02 | 5.56 |
| 450,001 - 500,000 | 20 | 9,658,094.14 | 4.50 |
| 500,001 - 550,000 | 9 | 4,737,916.02 | 2.21 |
| 550,001 - 600,000 | 7 | 4,054,309.79 | 1.89 |
| 600,001 - 650,000 | 9 | 5,767,066.09 | 2.69 |
| 650,001 - 700,000 | 3 | 2,042,000.14 | 0.95 |
| 700,001 - 750,000 | 2 | 1,450,759.40 | 0.68 |
| 800,001 - 825,000 | 1 | 824,512.92 | 0.38 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| MORTGAGE RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.750 - 5.000 | 5 | 1,488,026.97 | 0.69 |
| 5.001 - 5.500 | 23 | 7,699,330.52 | 3.59 |
| 5.501 - 6.000 | 61 | 17,352,949.04 | 8.08 |
| 6.001 - 6.500 | 122 | 30,692,553.72 | 14.30 |
| 6.501 - 7.000 | 148 | 35,264,376.24 | 16.43 |
| 7.001 - 7.500 | 152 | 34,531,202.48 | 16.09 |
| 7.501 - 8.000 | 184 | 37,226,680.46 | 17.34 |
| 8.001 - 8.500 | 104 | 19,834,348.43 | 9.24 |
| 8.501 - 9.000 | 108 | 17,606,321.62 | 8.20 |
| 9.001 - 9.500 | 31 | 4,277,656.20 | 1.99 |
| 9.501 - 10.000 | 31 | 3,008,982.19 | 1.40 |
| 10.001 - 10.500 | 19 | 2,556,242.34 | 1.19 |
| 10.501 - 11.000 | 11 | 859,826.84 | 0.40 |
| 11.001 - 11.500 | 6 | 685,883.90 | 0.32 |
| 11.501 - 12.000 | 3 | 432,765.33 | 0.20 |
| 12.001 - 12.500 | 5 | 529,143.74 | 0.25 |
| 12.501 - 13.000 | 5 | 608,712.33 | 0.28 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| GROSS MARGIN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 214 | 39,262,832.21 | 18.29 |
| 2.501 - 3.000 | 74 | 24,555,976.20 | 11.44 |
| 3.001 - 3.500 | 4 | 1,071,709.01 | 0.50 |
| 3.501 - 4.000 | 4 | 1,092,753.63 | 0.51 |
| 4.001 - 4.500 | 16 | 3,936,036.59 | 1.83 |
| 4.501 - 5.000 | 249 | 59,555,495.50 | 27.74 |
| 5.001 - 5.500 | 165 | 31,848,007.99 | 14.84 |
| 5.501 - 6.000 | 121 | 23,893,829.76 | 11.13 |
| 6.001 - 6.500 | 61 | 12,109,803.06 | 5.64 |
| 6.501 - 7.000 | 75 | 12,815,545.97 | 5.97 |
| 7.001 - 7.500 | 20 | 2,603,835.11 | 1.21 |
| 7.501 - 8.000 | 15 | 1,909,177.32 | 0.89 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| MAXIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 214 | 39,262,832.21 | 18.29 |
| 10.501 - 11.000 | 5 | 1,433,948.72 | 0.67 |
| 11.001 - 11.500 | 21 | 7,339,664.90 | 3.42 |
| 11.501 - 12.000 | 40 | 12,374,881.00 | 5.77 |
| 12.001 - 12.500 | 70 | 19,650,726.49 | 9.15 |
| 12.501 - 13.000 | 90 | 22,363,522.77 | 10.42 |
| 13.001 - 13.500 | 120 | 28,495,576.21 | 13.28 |
| 13.501 - 14.000 | 145 | 31,078,102.43 | 14.48 |
| 14.001 - 14.500 | 94 | 19,835,915.15 | 9.24 |
| 14.501 - 15.000 | 104 | 18,027,241.93 | 8.40 |
| 15.001 - 15.500 | 35 | 5,327,363.35 | 2.48 |
| 15.501 - 16.000 | 39 | 4,354,828.87 | 2.03 |
| 16.001 - 16.500 | 16 | 2,385,170.15 | 1.11 |
| 16.501 - 17.000 | 7 | 713,747.92 | 0.33 |
| 17.001 - 17.500 | 6 | 605,032.90 | 0.28 |
| 17.501 - 18.000 | 3 | 318,991.28 | 0.15 |
| 18.001 - 18.500 | 4 | 478,743.74 | 0.22 |
| 18.501 - 19.000 | 5 | 608,712.33 | 0.28 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| MINIMUM RATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0.000 | 214 | 39,262,832.21 | 18.29 |
| 2.501 - 3.000 | 74 | 24,555,976.20 | 11.44 |
| 3.001 - 3.500 | 4 | 1,071,709.01 | 0.50 |
| 3.501 - 4.000 | 3 | 942,850.00 | 0.44 |
| 4.001 - 4.500 | 14 | 3,424,954.70 | 1.60 |
| 4.501 - 5.000 | 248 | 59,265,545.93 | 27.61 |
| 5.001 - 5.500 | 155 | 29,805,981.41 | 13.89 |
| 5.501 - 6.000 | 118 | 22,373,915.57 | 10.42 |
| 6.001 - 6.500 | 58 | 11,656,996.82 | 5.43 |
| 6.501 - 7.000 | 74 | 13,074,085.27 | 6.09 |
| 7.001 - 7.500 | 27 | 4,520,075.45 | 2.11 |
| 7.501 - 8.000 | 12 | 2,284,891.26 | 1.06 |
| 8.001 - 8.500 | 7 | 1,294,885.08 | 0.60 |
| 8.501 - 9.000 | 9 | 997,593.70 | 0.46 |
| 9.001 - 9.250 | 1 | 122,709.74 | 0.06 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| PERIODIC RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 214 | 39,262,832.21 | 18.29 |
| 1.000 | 720 | 152,372,535.62 | 70.98 |
| 1.500 | 20 | 2,878,104.33 | 1.34 |
| 2.000 | 64 | 20,141,530.19 | 9.38 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| FIRST RATE CAP: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0.000 | 214 | 39,262,832.21 | 18.29 |
| 1.500 | 7 | 1,690,355.18 | 0.79 |
| 2.000 | 59 | 11,490,884.04 | 5.35 |
| 3.000 | 715 | 153,996,384.74 | 71.74 |
| 5.000 | 23 | 8,214,546.18 | 3.83 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| FICO SCORE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 500 - 500 | 5 | 675,379.10 | 0.31 |
| 501 - 550 | 108 | 19,376,723.20 | 9.03 |
| 551 - 600 | 184 | 38,058,859.64 | 17.73 |
| 601 - 650 | 359 | 80,074,715.62 | 37.30 |
| 651 - 700 | 275 | 57,481,345.24 | 26.78 |
| 701 - 750 | 67 | 14,998,004.32 | 6.99 |
| 751 - 800 | 18 | 3,312,578.62 | 1.54 |
| 801 - 810 | 2 | 677,396.61 | 0.32 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| LTV RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12.50 - 15.00 | 1 | 99,488.64 | 0.05 |
| 25.01 - 30.00 | 4 | 560,994.88 | 0.26 |
| 30.01 - 35.00 | 7 | 1,056,118.18 | 0.49 |
| 35.01 - 40.00 | 12 | 1,876,218.67 | 0.87 |
| 40.01 - 45.00 | 12 | 2,281,432.09 | 1.06 |
| 45.01 - 50.00 | 26 | 4,633,443.84 | 2.16 |
| 50.01 - 55.00 | 26 | 3,874,732.32 | 1.81 |
| 55.01 - 60.00 | 26 | 6,761,598.12 | 3.15 |
| 60.01 - 65.00 | 45 | 9,851,653.29 | 4.59 |
| 65.01 - 70.00 | 73 | 16,987,528.64 | 7.91 |
| 70.01 - 75.00 | 88 | 21,262,070.18 | 9.91 |
| 75.01 - 80.00 | 397 | 89,766,740.32 | 41.82 |
| 80.01 - 85.00 | 77 | 14,788,972.00 | 6.89 |
| 85.01 - 90.00 | 161 | 29,485,818.51 | 13.74 |
| 90.01 - 95.00 | 44 | 8,294,148.74 | 3.86 |
| 95.01 - 100.00 | 19 | 3,074,043.93 | 1.43 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| DEBT RATIO: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 8.00 - 10.00 | 1 | 48,728.43 | 0.02 |
| 10.01 - 20.00 | 48 | 6,273,143.66 | 2.92 |
| 20.01 - 30.00 | 138 | 22,716,238.37 | 10.58 |
| 30.01 - 40.00 | 342 | 68,226,018.28 | 31.78 |
| 40.01 - 50.00 | 459 | 110,165,406.56 | 51.32 |
| 50.01 - 55.00 | 30 | 7,225,467.05 | 3.37 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| ORIGINAL TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 180 | 31 | 4,916,923.17 | 2.29 |
| 360 | 986 | 209,666,236.96 | 97.68 |
| 480 | 1 | 71,842.22 | 0.03 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| REMAINING TERM: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 173 - 180 | 31 | 4,916,923.17 | 2.29 |
| 337 - 348 | 1 | 122,709.74 | 0.06 |
| 349 - 360 | 985 | 209,543,527.22 | 97.62 |
| 469 - 473 | 1 | 71,842.22 | 0.03 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| SEASONING: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 0 | 155 | 30,043,194.00 | 14.00 |
| 1 - 12 | 863 | 184,611,808.35 | 86.00 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| RATE ADJ FREQ: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 214 | 39,262,832.21 | 18.29 |
| 6 | 740 | 155,250,639.95 | 72.33 |
| 12 | 64 | 20,141,530.19 | 9.38 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| MONTHS TO ROLL: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 214 | 39,262,832.21 | 18.29 |
| 4 | 1 | 364,940.16 | 0.17 |
| 12 | 1 | 122,709.74 | 0.06 |
| 15 | 3 | 388,168.86 | 0.18 |
| 16 | 4 | 675,150.03 | 0.31 |
| 17 | 7 | 1,139,722.29 | 0.53 |
| 18 | 4 | 909,185.89 | 0.42 |
| 19 | 12 | 3,111,068.81 | 1.45 |
| 20 | 26 | 5,151,878.67 | 2.40 |
| 21 | 78 | 15,933,242.20 | 7.42 |
| 22 | 135 | 27,853,036.49 | 12.98 |
| 23 | 268 | 54,287,635.47 | 25.29 |
| 24 | 133 | 26,560,044.00 | 12.37 |
| 28 | 2 | 180,965.50 | 0.08 |
| 29 | 1 | 68,021.08 | 0.03 |
| 30 | 2 | 930,850.00 | 0.43 |
| 31 | 4 | 810,742.53 | 0.38 |
| 32 | 9 | 2,290,604.62 | 1.07 |
| 33 | 21 | 4,898,166.70 | 2.28 |
| 34 | 42 | 14,758,766.79 | 6.88 |
| 35 | 20 | 5,045,124.13 | 2.35 |
| 36 | 8 | 1,697,600.00 | 0.79 |
| 55 | 1 | 519,199.99 | 0.24 |
| 57 | 7 | 2,712,931.59 | 1.26 |
| 58 | 10 | 3,191,215.84 | 1.49 |
| 59 | 3 | 936,000.00 | 0.44 |
| 81 | 1 | 412,500.00 | 0.19 |
| 117 | 1 | 442,698.76 | 0.21 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| DOCUMENTATION: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Stated Documentation | 1,018 | 214,655,002.35 | 100.00 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| PURPOSE CODE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Refinance - Cashout | 540 | 114,686,130.70 | 53.43 |
| Purchase | 444 | 91,812,751.13 | 42.77 |
| Refinance - Rate/Term | 34 | 8,156,120.52 | 3.80 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| OCCUPANCY: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Owner Occupied | 858 | 190,375,107.54 | 88.69 |
| Non-Owner Occupied | 142 | 20,772,182.57 | 9.68 |
| Second Home | 18 | 3,507,712.24 | 1.63 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| PROPERTY TYPE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family Residence | 696 | 140,762,303.31 | 65.58 |
| PUD | 123 | 28,315,759.13 | 13.19 |
| Condominium | 76 | 15,915,879.46 | 7.41 |
| 2 Family | 62 | 14,872,785.69 | 6.93 |
| 3 Family | 19 | 5,650,522.08 | 2.63 |
| Townhouse | 25 | 4,396,851.00 | 2.05 |
| 4 Family | 9 | 2,900,137.29 | 1.35 |
| Condo - High Rise>8 Floors | 7 | 1,768,922.17 | 0.82 |
| Co-Op | 1 | 71,842.22 | 0.03 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

| STATE: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| California | 235 | 66,641,189.95 | 31.05 |
| New York | 117 | 30,025,361.68 | 13.99 |
| Florida | 112 | 18,682,941.10 | 8.70 |
| New Jersey | 64 | 16,955,660.43 | 7.90 |
| Texas | 69 | 8,858,451.50 | 4.13 |
| Virginia | 40 | 7,973,138.09 | 3.71 |
| Michigan | 48 | 5,887,397.12 | 2.74 |
| Nevada | 25 | 5,593,234.12 | 2.61 |
| Maryland | 27 | 5,486,343.68 | 2.56 |
| Illinois | 24 | 5,373,468.49 | 2.50 |
| Colorado | 14 | 4,484,734.05 | 2.09 |
| District of Columbia | 14 | 3,556,220.41 | 1.66 |
| Massachusetts | 13 | 3,413,158.59 | 1.59 |
| Washington | 18 | 3,411,293.39 | 1.59 |
| Georgia | 18 | 3,164,040.84 | 1.47 |
| Pennsylvania | 20 | 2,684,923.64 | 1.25 |
| Connecticut | 14 | 2,662,494.44 | 1.24 |
| Arizona | 15 | 2,602,797.19 | 1.21 |
| Ohio | 22 | 1,981,223.89 | 0.92 |
| South Carolina | 11 | 1,527,334.51 | 0.71 |
| New Hampshire | 7 | 1,498,223.72 | 0.70 |
| Minnesota | 7 | 1,444,681.87 | 0.67 |
| Alabama | 10 | 1,182,792.92 | 0.55 |
| Missouri | 8 | 988,391.17 | 0.46 |
| North Carolina | 7 | 981,266.03 | 0.46 |
| Louisiana | 6 | 860,309.86 | 0.40 |
| Hawaii | 2 | 766,870.68 | 0.36 |
| Indiana | 8 | 738,489.19 | 0.34 |
| Oregon | 4 | 644,310.89 | 0.30 |
| Wisconsin | 4 | 561,234.22 | 0.26 |
| Kansas | 4 | 543,280.31 | 0.25 |
| Idaho | 2 | 422,812.63 | 0.20 |
| Mississippi | 4 | 405,765.56 | 0.19 |
| Utah | 2 | 356,628.61 | 0.17 |
| New Mexico | 2 | 312,229.85 | 0.15 |
| Montana | 2 | 304,401.06 | 0.14 |
| Oklahoma | 3 | 258,403.36 | 0.12 |
| Arkansas | 3 | 203,656.94 | 0.09 |
| Tennessee | 2 | 182,880.53 | 0.09 |
| Kentucky | 2 | 169,968.20 | 0.08 |
| Vermont | 1 | 153,553.17 | 0.07 |
| Alaska | 1 | 150,000.00 | 0.07 |
| Maine | 2 | 131,888.71 | 0.06 |
| Rhode Island | 1 | 119,146.04 | 0.06 |
| West Virginia | 1 | 117,500.00 | 0.05 |
| Iowa | 1 | 95,957.53 | 0.04 |
| North Dakota | 1 | 54,352.19 | 0.03 |
| Nebraska | 1 | 40,600.00 | 0.02 |
| **Total** | 1,018 | 214,655,002.35 | 100.00 |

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# GMLT 04-1 200mil A+120mil SP

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $200,000,000.00 | Delay | 24 | WAC | 6.733307006 | WAM | 342 |
| Coupon | 4.72386242 | Dated | 9/1/2004 | NET | 6.441079169 | WALA | 2 |
| Settle | 12/2/2004 | First Payment | 10/25/2004 | | | | |
| Libor = 2.28 | | | | | | | |

| | Prepay Speeds in CPR | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| ***Price = 102.75*** | ***10 for 2 10*** | ***10 for 2 15*** | ***10 for 2 20*** | ***10 for 2 25*** | ***10 for 2 30*** | ***10 for 2 40*** | ***10 for 2 50*** | ***10 for 2 60*** |
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| -150bp | 3.786 | 3.624 | 3.450 | 3.264 | 3.066 | 2.627 | 2.114 | 1.513 |
| -100bp | 4.001 | 3.838 | 3.663 | 3.476 | 3.276 | 2.834 | 2.319 | 1.714 |
| -50bp | 4.216 | 4.051 | 3.876 | 3.688 | 3.487 | 3.042 | 2.524 | 1.915 |
| 0bp | 4.431 | 4.265 | 4.088 | 3.899 | 3.697 | 3.250 | 2.729 | 2.117 |
| 50bp | 4.645 | 4.479 | 4.301 | 4.111 | 3.908 | 3.458 | 2.934 | 2.319 |
| 100bp | 4.860 | 4.693 | 4.514 | 4.323 | 4.119 | 3.667 | 3.139 | 2.520 |
| 150bp | 5.076 | 4.907 | 4.728 | 4.535 | 4.330 | 3.875 | 3.345 | 2.722 |
| 200bp | 5.291 | 5.122 | 4.941 | 4.748 | 4.541 | 4.083 | 3.550 | 2.924 |
| WAL | 7.2367 | 5.1343 | 3.8991 | 3.0901 | 2.5255 | 1.7959 | 1.3445 | 1.0403 |
| Principal Window | Jan05 - Feb26 | Jan05 - Sep20 | Jan05 - Feb17 | Jan05 - Sep14 | Jan05 - Dec12 | Jan05 - Aug10 | Jan05 - Feb09 | Jan05 - Feb08 |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Optional Redemption | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) |

# GreenPoint 2004-1 - Price/Yield - A1SP

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $200,000,000.00 | Delay | 24 | WAC | 6.733307006 | WAM | 342 |
| Coupon | 4.72386242 | Dated | 9/1/2004 | NET | 6.441079169 | WALA | 2 |
| Settle | 12/3/2004 | First Payment | 10/25/2004 | | | | |

| *Price* | *10 for 2 10* | *10 for 2 15* | *10 for 2 20* | *10 for 2 25* | *10 for 2 30* | *10 for 2 40* | *10 for 2 50* | *10 for 2 60* |
|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 102-20 | 5.422 | 5.164 | 4.905 | 4.645 | 4.381 | 3.838 | 3.246 | 2.582 |
| 102-21 | 5.417 | 5.156 | 4.896 | 4.633 | 4.368 | 3.820 | 3.222 | 2.552 |
| 102-22 | 5.411 | 5.149 | 4.887 | 4.622 | 4.355 | 3.802 | 3.198 | 2.522 |
| 102-23 | 5.405 | 5.142 | 4.878 | 4.611 | 4.341 | 3.784 | 3.175 | 2.492 |
| 102-24 | 5.400 | 5.134 | 4.869 | 4.600 | 4.328 | 3.766 | 3.151 | 2.461 |
| 102-25 | 5.394 | 5.127 | 4.859 | 4.588 | 4.314 | 3.747 | 3.127 | 2.431 |
| 102-26 | 5.388 | 5.120 | 4.850 | 4.577 | 4.301 | 3.729 | 3.103 | 2.401 |
| 102-27 | 5.383 | 5.112 | 4.841 | 4.566 | 4.288 | 3.711 | 3.080 | 2.371 |
| 102-28 | 5.377 | 5.105 | 4.832 | 4.555 | 4.274 | 3.693 | 3.056 | 2.341 |
| WAL | 7.2339 | 5.1315 | 3.8963 | 3.0873 | 2.5227 | 1.7932 | 1.3417 | 1.0376 |
| Principal Window | Jan05 - Feb26 | Jan05 - Sep20 | Jan05 - Feb17 | Jan05 - Sep14 | Jan05 - Dec12 | Jan05 - Aug10 | Jan05 - Feb09 | Jan05 - Feb08 |
| LIBOR_1MO | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . |
| Prepay | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Optional Redemption | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) |

# GreenPoint 2004-1 - Price/Yield - A1SP

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $200,000,000.00 | Delay | 24 | WAC | 6.733307006 | WAM | 342 |
| Coupon | 4.72386242 | Dated | 9/1/2004 | NET | 6.441079169 | WALA | 2 |
| Settle | 12/3/2004 | First Payment | 10/25/2004 | | | | |

| *Price* | *10 for 2 10* | *10 for 2 15* | *10 for 2 20* | *10 for 2 25* | *10 for 2 30* | *10 for 2 40* | *10 for 2 50* | *10 for 2 60* |
|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 102-08 | 5.845 | 5.655 | 5.460 | 5.240 | 4.984 | 4.478 | 3.945 | 3.353 |
| 102-12 | 5.821 | 5.625 | 5.423 | 5.194 | 4.929 | 4.404 | 3.849 | 3.230 |
| 102-16 | 5.798 | 5.594 | 5.385 | 5.149 | 4.875 | 4.330 | 3.752 | 3.108 |
| 102-20 | 5.775 | 5.564 | 5.347 | 5.103 | 4.820 | 4.257 | 3.656 | 2.986 |
| 102-24 | 5.752 | 5.534 | 5.310 | 5.058 | 4.766 | 4.184 | 3.561 | 2.864 |
| 102-28 | 5.728 | 5.504 | 5.273 | 5.012 | 4.712 | 4.110 | 3.465 | 2.743 |
| 103-00 | 5.705 | 5.474 | 5.235 | 4.967 | 4.658 | 4.037 | 3.370 | 2.622 |
| 103-04 | 5.682 | 5.444 | 5.198 | 4.922 | 4.605 | 3.965 | 3.275 | 2.501 |
| 103-08 | 5.659 | 5.415 | 5.161 | 4.877 | 4.551 | 3.892 | 3.180 | 2.381 |
| WAL | 7.2339 | 5.1315 | 3.8963 | 3.0873 | 2.5227 | 1.7932 | 1.3417 | 1.0376 |
| Principal Window | Jan05 - Feb26 | Jan05 - Sep20 | Jan05 - Feb17 | Jan05 - Sep14 | Jan05 - Dec12 | Jan05 - Aug10 | Jan05 - Feb09 | Jan05 - Feb08 |
| LIBOR_1MO | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . | 2.28 . . . |
| Prepay | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR | 10 . . . CPR |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Optional Redemption | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# GMLT 04-1 200mil A+120mil SP

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $200,000,000.00 | Delay | 24 | WAC | 6.733307006 | WAM | 342 |
| Coupon | 4.72386242 | Dated | 9/1/2004 | NET | 6.441079169 | WALA | 2 |
| Settle | 12/2/2004 | First Payment | 10/25/2004 | | | | |
| Libor = 2.28 | | | | | | | |

| | Prepay Speeds in CPR | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| ***Price = 102.75*** | ***10 for 2 10*** | ***10 for 2 15*** | ***10 for 2 20*** | ***10 for 2 25*** | ***10 for 2 30*** | ***10 for 2 40*** | ***10 for 2 50*** | ***10 for 2 60*** |
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| -150bp | 3.786 | 3.624 | 3.450 | 3.264 | 3.066 | 2.627 | 2.114 | 1.513 |
| -100bp | 4.001 | 3.838 | 3.663 | 3.476 | 3.276 | 2.834 | 2.319 | 1.714 |
| -50bp | 4.216 | 4.051 | 3.876 | 3.688 | 3.487 | 3.042 | 2.524 | 1.915 |
| 0bp | 4.431 | 4.265 | 4.088 | 3.899 | 3.697 | 3.250 | 2.729 | 2.117 |
| 50bp | 4.645 | 4.479 | 4.301 | 4.111 | 3.908 | 3.458 | 2.934 | 2.319 |
| 100bp | 4.860 | 4.693 | 4.514 | 4.323 | 4.119 | 3.667 | 3.139 | 2.520 |
| 150bp | 5.076 | 4.907 | 4.728 | 4.535 | 4.330 | 3.875 | 3.345 | 2.722 |
| 200bp | 5.291 | 5.122 | 4.941 | 4.748 | 4.541 | 4.083 | 3.550 | 2.924 |
| WAL | 7.2367 | 5.1343 | 3.8991 | 3.0901 | 2.5255 | 1.7959 | 1.3445 | 1.0403 |
| Principal Window | Jan05 - Feb26 | Jan05 - Sep20 | Jan05 - Feb17 | Jan05 - Sep14 | Jan05 - Dec12 | Jan05 - Aug10 | Jan05 - Feb09 | Jan05 - Feb08 |
| | | | | | | | | |
| Lockout and Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Optional Redemption | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

# Fico Table

INMC 2004-C

| FICO | Count | Balance | % of Balance | Gross Rate | Gross Margin | Gross Lifecap | Gross Lifefloor | Master & Sub Serv Fees | Sched Rem Term | Rem Amort | Orig Term | Initial Cap | Periodic Cap | Month to Next Adj | Provided LTV | Known FICOs | Avg Balance | LTV>80w/MI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 401 - 500 | 15 | $1,812,289.27 | 0.36% | 9.487 | 6.219 | 15.401 | 6.310 | 0.000 | 357 | 360 | 360 | 3.000 | 1.121 | 23 | 69.55 | 500 | $120,819.28 | 0.00 |
| 501 - 510 | 82 | $13,208,628.43 | 2.62% | 9.264 | 6.164 | 15.351 | 6.257 | 0.000 | 358 | 360 | 360 | 2.907 | 1.025 | 23 | 70.10 | 505 | $161,080.83 | 0.00 |
| 511 - 520 | 91 | $13,491,192.57 | 2.68% | 9.139 | 5.977 | 15.170 | 6.295 | 0.000 | 358 | 360 | 360 | 2.977 | 1.026 | 23 | 70.74 | 515 | $148,254.86 | 0.00 |
| 521 - 530 | 98 | $15,981,700.35 | 3.18% | 8.681 | 5.914 | 14.740 | 6.090 | 0.000 | 358 | 360 | 360 | 2.935 | 1.008 | 24 | 72.28 | 526 | $163,078.58 | 0.00 |
| 531 - 540 | 112 | $18,219,603.01 | 3.62% | 8.613 | 5.612 | 14.646 | 5.663 | 0.000 | 357 | 358 | 358 | 2.954 | 1.048 | 23 | 75.68 | 536 | $162,675.03 | 0.00 |
| 541 - 550 | 105 | $18,621,815.29 | 3.70% | 8.386 | 5.617 | 14.488 | 5.775 | 0.000 | 358 | 360 | 360 | 2.923 | 1.034 | 23 | 75.71 | 545 | $177,350.62 | 0.00 |
| 551 - 560 | 123 | $21,574,305.38 | 4.29% | 7.960 | 5.560 | 14.040 | 5.599 | 0.000 | 357 | 360 | 359 | 2.852 | 1.045 | 24 | 76.62 | 555 | $175,400.86 | 0.00 |
| 561 - 570 | 102 | $16,436,908.73 | 3.27% | 8.054 | 5.475 | 14.103 | 5.662 | 0.000 | 358 | 360 | 360 | 2.919 | 1.034 | 23 | 77.07 | 565 | $161,146.16 | 0.00 |
| 571 - 580 | 136 | $24,319,403.74 | 4.83% | 7.589 | 5.357 | 13.766 | 5.569 | 0.000 | 355 | 357 | 357 | 2.893 | 1.019 | 23 | 77.23 | 576 | $178,819.15 | 0.00 |
| 581 - 590 | 193 | $32,946,349.27 | 6.55% | 7.466 | 5.231 | 13.526 | 5.312 | 0.000 | 358 | 360 | 360 | 2.921 | 1.022 | 24 | 79.21 | 586 | $170,706.47 | 0.00 |
| 591 - 600 | 156 | $29,511,952.51 | 5.86% | 7.243 | 5.212 | 13.414 | 5.356 | 0.000 | 356 | 358 | 358 | 2.895 | 1.043 | 24 | 81.14 | 596 | $189,179.18 | 0.00 |
| 601 - 610 | 163 | $30,427,525.31 | 6.05% | 7.239 | 5.072 | 13.384 | 5.186 | 0.000 | 355 | 357 | 357 | 2.910 | 1.078 | 24 | 82.02 | 605 | $186,671.93 | 0.00 |
| 611 - 620 | 148 | $28,663,496.58 | 5.70% | 7.139 | 4.992 | 13.218 | 5.038 | 0.000 | 354 | 356 | 356 | 2.947 | 1.086 | 24 | 77.88 | 616 | $193,672.27 | 0.00 |
| 621 - 630 | 193 | $42,901,128.21 | 8.53% | 6.740 | 3.973 | 12.679 | 4.004 | 0.000 | 357 | 360 | 360 | 3.296 | 1.410 | 32 | 78.68 | 625 | $222,285.64 | 0.00 |
| 631 - 640 | 195 | $44,143,175.97 | 8.77% | 6.560 | 3.918 | 12.554 | 3.975 | 0.000 | 352 | 354 | 354 | 3.259 | 1.400 | 34 | 76.76 | 636 | $226,375.26 | 0.00 |
| 641 - 650 | 141 | $29,735,573.60 | 5.91% | 6.946 | 4.644 | 13.010 | 4.691 | 0.000 | 357 | 359 | 359 | 3.087 | 1.135 | 27 | 80.19 | 645 | $210,890.59 | 0.00 |
| 651 - 660 | 114 | $24,380,464.94 | 4.84% | 6.955 | 5.117 | 13.189 | 5.172 | 0.000 | 357 | 359 | 359 | 2.824 | 1.034 | 23 | 79.02 | 656 | $213,863.73 | 0.00 |
| 661 - 670 | 113 | $21,394,027.04 | 4.25% | 7.173 | 5.138 | 13.551 | 5.141 | 0.000 | 354 | 356 | 356 | 2.985 | 1.053 | 24 | 80.24 | 665 | $189,327.67 | 0.00 |
| 671 - 680 | 84 | $17,151,684.52 | 3.41% | 6.922 | 5.264 | 13.420 | 5.403 | 0.000 | 347 | 349 | 349 | 2.910 | 1.067 | 24 | 77.42 | 676 | $204,186.72 | 0.00 |
| 681 - 690 | 81 | $15,498,635.37 | 3.08% | 6.711 | 5.092 | 12.942 | 5.154 | 0.000 | 345 | 348 | 348 | 2.923 | 1.053 | 24 | 79.73 | 685 | $191,341.18 | 0.00 |
| 691 - 700 | 43 | $8,038,243.40 | 1.60% | 7.098 | 5.297 | 13.258 | 5.306 | 0.000 | 358 | 360 | 360 | 2.961 | 1.000 | 25 | 80.68 | 695 | $186,935.89 | 0.00 |
| 701 - 710 | 25 | $5,809,164.12 | 1.15% | 6.750 | 5.056 | 13.065 | 5.242 | 0.000 | 353 | 355 | 355 | 3.000 | 1.245 | 25 | 76.76 | 705 | $232,366.56 | 0.00 |
| 711 - 720 | 34 | $7,966,082.39 | 1.58% | 6.711 | 5.124 | 12.953 | 5.124 | 0.000 | 357 | 358 | 358 | 2.988 | 1.000 | 25 | 80.10 | 715 | $234,296.54 | 0.00 |
| 721 - 730 | 17 | $3,710,835.70 | 0.74% | 6.625 | 5.334 | 13.310 | 5.334 | 0.000 | 344 | 346 | 346 | 2.796 | 1.000 | 24 | 76.06 | 728 | $218,284.45 | 0.00 |
| 731 - 740 | 21 | $4,394,047.93 | 0.87% | 7.131 | 5.095 | 13.209 | 5.095 | 0.000 | 358 | 360 | 360 | 3.095 | 1.072 | 25 | 83.22 | 736 | $209,240.38 | 0.00 |
| 741 - 750 | 9 | $1,391,858.51 | 0.28% | 7.436 | 4.739 | 13.190 | 4.739 | 0.000 | 358 | 360 | 360 | 3.000 | 1.000 | 22 | 83.19 | 745 | $154,650.95 | 0.00 |
| 751 - 760 | 13 | $2,637,674.17 | 0.52% | 6.457 | 4.130 | 12.556 | 4.332 | 0.000 | 358 | 360 | 360 | 3.000 | 1.000 | 21 | 78.93 | 757 | $202,898.01 | 0.00 |
| 761 - 770 | 10 | $2,381,508.67 | 0.47% | 6.331 | 4.524 | 13.142 | 4.524 | 0.000 | 358 | 360 | 360 | 3.000 | 1.000 | 22 | 77.87 | 764 | $238,150.87 | 0.00 |
| 771 - 780 | 8 | $1,900,626.42 | 0.38% | 6.219 | 4.568 | 12.099 | 4.568 | 0.000 | 358 | 360 | 360 | 3.000 | 1.000 | 23 | 79.66 | 775 | $237,578.30 | 0.00 |
| 781 - 790 | 5 | $1,191,521.41 | 0.24% | 6.760 | 4.892 | 11.830 | 4.892 | 0.000 | 358 | 360 | 360 | 3.000 | 1.000 | 22 | 76.98 | 785 | $238,304.28 | 0.00 |
| 791 - 800 | 5 | $1,180,282.90 | 0.23% | 6.048 | 5.776 | 12.467 | 5.776 | 0.000 | 357 | 360 | 360 | 3.000 | 1.000 | 21 | 72.32 | 796 | $236,056.58 | 0.00 |
| 801 - 810 | 2 | $677,396.61 | 0.13% | 6.632 | 5.183 | 12.632 | 5.183 | 0.000 | 359 | 360 | 360 | 3.000 | 1.000 | 23 | 83.60 | 807 | $338,698.31 | 0.00 |
| ALL | 2,644 | $503,221,379.84 | 100.00% | 7.369 | 5.065 | 13.548 | 5.157 | 0.000 | 355 | 357 | 357 | 2.994 | 1.112 | 25 | 77.96 | 613 | $190,325.79 | 0.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

**Highland Special Opportunity Fund Loan Pool Strats** 11/30/2004

Group Aggregate Current Loan Balance by:
llien
then by: 2) w MI and w/o MI
then by: 3) By Loan Type: Fixed; 2/28; 3/27, IO, Other
then by: 4) LTV Groups: 0-60; 60.01-70; 70.01-80; 80.01-85, 85.01-90; >90.01-95, >95
then by: 5) CLTV Groups: 0-90; 90.01-100; >100 (combined LTV), if applicable
then by: 6) FICO Bands: <550; 550.01-600, Group in 25 point buckets up to 750 and over 750
then by: 7) Loan Balance Groups: 0-$50,000; Group by $50,000 buckets up to $300,000 and over $300,000

Columns to report

| | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 | 16 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | # Loans | Aggregate CurrBalance | WAC | WALA | WA Margin | WA IO Term | WA LTV | WA CLTV | WA FICO | % FullDoc | % OwnerOcc | % CO Refi | % FixedRate | % Single Fam | % CA Properties | % w/ Prepay Penalties |
| First Lien | 2,644 | 503,221,379.84 | 7.369 | 355 | 5.065 | 35 | 77.96 | 0 | 613 | 50.26 | 91.68 | 60.57 | 20.86 | 70.10 | 26.92 | 65.81 |
| 1 YR CMT | 3 | 745,159.70 | 6.132 | 355 | 2.75 | 0 | 91.63 | 0 | 643 | 51.03 | 100.00 | 0.00 | 0.00 | 71.47 | 0.00 | 0.00 |
| 10/6 MONTH LIBOR | 1 | 442,698.76 | 6.125 | 357 | 2.75 | 0 | 60.00 | 0 | 632 | 0.00 | 100.00 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 |
| 15 YR Balloon | 3 | 196,931.24 | 9.123 | 165 | 0 | 0 | 59.73 | 0 | 586 | 100.00 | 100.00 | 0.00 | 100.00 | 100.00 | 28.86 | 100.00 |
| 15 YR Fixed | 49 | 6,935,346.30 | 6.672 | 177 | 0 | 0 | 65.56 | 0 | 646 | 19.56 | 87.50 | 77.62 | 100.00 | 69.04 | 1.80 | 31.97 |
| 2/6 MONTH LIBOR | 1,550 | 272,980,463.47 | 7.766 | 358 | 5.361 | 0 | 79.46 | 0 | 594 | 56.49 | 91.27 | 64.54 | 0.00 | 71.19 | 21.46 | 78.22 |
| 2/6 MONTH LIBOR - 24M IO | 193 | 48,443,398.89 | 7.099 | 358 | 5.154 | 24 | 81.22 | 0 | 646 | 45.00 | 93.81 | 35.41 | 0.00 | 59.95 | 40.71 | 82.16 |
| 20 YR Fixed | 3 | 328,616.77 | 7.366 | 238 | 0 | 0 | 84.19 | 0 | 609 | 83.81 | 100.00 | 46.05 | 100.00 | 100.00 | 0.00 | 29.86 |
| 3/1 YR CMT | 46 | 9,722,857.01 | 7.163 | 359 | 4.589 | 0 | 72.73 | 0 | 614 | 40.80 | 86.06 | 71.80 | 0.00 | 62.46 | 20.74 | 45.16 |
| 3/1 YR CMT - 36M IO | 63 | 20,223,439.84 | 5.896 | 358 | 2.769 | 36 | 78.18 | 0 | 633 | 29.08 | 96.16 | 37.17 | 0.00 | 63.17 | 56.30 | 8.67 |
| 3/1 YR LIBOR | 2 | 401,306.84 | 4.437 | 351 | 2.25 | 0 | 92.45 | 0 | 611 | 74.96 | 74.96 | 0.00 | 0.00 | 100.00 | 0.00 | 0.00 |
| 3/6 MONTH LIBOR | 99 | 16,303,901.91 | 7.404 | 358 | 5.851 | 0 | 79.43 | 0 | 593 | 46.59 | 97.50 | 67.83 | 0.00 | 71.17 | 14.95 | 72.68 |
| 3/6 MONTH LIBOR - 36M IO | 45 | 12,200,488.99 | 6.48 | 358 | 4.214 | 36 | 75.47 | 0 | 632 | 29.64 | 94.95 | 44.12 | 0.00 | 82.66 | 62.62 | 46.60 |
| 30 YR Fixed | 528 | 95,592,793.68 | 7.076 | 358 | 0 | 0 | 73.85 | 0 | 639 | 50.20 | 91.47 | 68.18 | 100.00 | 73.81 | 24.49 | 49.27 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 6.125 | 357 | 0 | 120 | 59.81 | 0 | 787 | 100.00 | 100.00 | 0.00 | 100.00 | 0.00 | 100.00 | 0.00 |
| 30 YR Fixed - 60M IO | 8 | 1,456,822.02 | 6.58 | 357 | 0 | 120 | 80.94 | 0 | 714 | 80.30 | 93.82 | 10.78 | 100.00 | 73.37 | 11.02 | 100.00 |
| 40 YR Fixed | 2 | 186,363.02 | 7.291 | 472 | 0 | 0 | 33.71 | 0 | 688 | 61.45 | 100.00 | 100.00 | 100.00 | 61.45 | 61.45 | 0.00 |
| 5/1 YR CMT | 6 | 1,699,368.06 | 5.885 | 358 | 2.75 | 0 | 78.68 | 0 | 633 | 37.52 | 100.00 | 62.48 | 0.00 | 95.54 | 21.40 | 0.00 |
| 5/1 YR CMT - 60MO IO | 22 | 7,189,138.90 | 6.37 | 357 | 2.75 | 60 | 75.65 | 0 | 632 | 13.29 | 73.52 | 49.53 | 0.00 | 43.22 | 62.42 | 19.49 |
| 5/1 YR LIBOR | 3 | 456,245.00 | 5.302 | 354 | 2.25 | 0 | 61.20 | 0 | 614 | 32.72 | 100.00 | 59.56 | 0.00 | 100.00 | 26.85 | 0.00 |
| 5/6 MONTH LIBOR | 1 | 130,669.79 | 6 | 359 | 2.75 | 0 | 80.00 | 0 | 626 | 100.00 | 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| 5/6 MONTH LIBOR - 60M IO | 15 | 4,898,869.65 | 6.172 | 358 | 2.75 | 60 | 74.94 | 0 | 638 | 20.53 | 84.80 | 57.58 | 0.00 | 69.18 | 69.07 | 5.31 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 6.875 | 357 | 2.75 | 84 | 72.37 | 0 | 633 | 0.00 | 100.00 | 100.00 | 0.00 | 100.00 | 100.00 | 0.00 |
| 00.00 - 60.00 | 266 | 44,963,802.53 | 7.626 | 351 | 5.549 | 47 | 49.82 | 0 | 602 | 38.45 | 88.00 | 82.69 | 39.28 | 73.24 | 37.65 | 60.42 |
| 60.01 - 70.00 | 348 | 67,287,158.35 | 7.813 | 353 | 5.516 | 36 | 66.86 | 0 | 589 | 53.64 | 93.15 | 87.31 | 28.06 | 71.44 | 30.72 | 59.92 |
| 70.01 - 80.00 | 1,120 | 228,987,980.96 | 7.012 | 356 | 4.789 | 35 | 78.56 | 0 | 624 | 44.22 | 94.65 | 47.68 | 20.69 | 67.59 | 32.58 | 60.65 |
| 80.01 - 85.00 | 256 | 45,538,864.74 | 7.59 | 356 | 5.285 | 28 | 84.33 | 0 | 584 | 63.18 | 90.43 | 78.65 | 12.45 | 74.56 | 15.82 | 75.61 |
| 85.01 - 90.00 | 429 | 79,039,486.18 | 7.582 | 357 | 5.252 | 25 | 89.65 | 0 | 617 | 57.47 | 83.20 | 61.02 | 14.75 | 70.05 | 14.28 | 76.57 |
| 90.01 - 95.00 | 164 | 28,397,647.61 | 7.554 | 357 | 4.923 | 30 | 94.51 | 0 | 629 | 63.91 | 92.94 | 44.98 | 9.25 | 73.10 | 14.68 | 81.72 |
| 95.01+ | 61 | 9,006,439.47 | 8.262 | 358 | 4.702 | 41 | 99.01 | 0 | 647 | 65.87 | 100.00 | 32.02 | 12.16 | 76.66 | 6.56 | 73.92 |
| 000-550 | 494 | 81,019,517.36 | 8.749 | 358 | 5.797 | 29 | 73.15 | 0 | 526 | 71.79 | 97.82 | 86.99 | 5.37 | 77.03 | 17.50 | 73.78 |
| 551-600 | 726 | 126,626,908.71 | 7.61 | 357 | 5.346 | 26 | 78.54 | 0 | 578 | 66.95 | 96.69 | 73.52 | 17.45 | 74.45 | 22.20 | 76.15 |
| 601-625 | 415 | 82,239,103.05 | 7.078 | 355 | 4.685 | 37 | 79.65 | 0 | 614 | 52.31 | 90.09 | 59.77 | 18.21 | 70.08 | 27.77 | 68.25 |
| 625-650 | 425 | 93,631,796.62 | 6.707 | 355 | 4.204 | 38 | 78.24 | 0 | 637 | 36.58 | 91.21 | 50.70 | 20.05 | 66.50 | 34.90 | 46.26 |
| 651-675 | 265 | 53,888,398.88 | 7.035 | 356 | 5.145 | 29 | 79.37 | 0 | 662 | 26.28 | 86.36 | 47.11 | 34.20 | 64.40 | 27.95 | 59.02 |
| 675-700 | 170 | 32,574,656.39 | 6.667 | 346 | 5.199 | 30 | 79.14 | 0 | 685 | 16.74 | 82.23 | 33.39 | 40.85 | 66.78 | 35.43 | 64.02 |
| 701-750 | 106 | 23,271,988.65 | 6.83 | 354 | 5.092 | 31 | 79.40 | 0 | 720 | 32.51 | 78.88 | 21.02 | 32.73 | 57.30 | 26.89 | 73.54 |
| 751+ | 43 | 9,969,010.18 | 6.381 | 358 | 4.758 | 53 | 78.12 | 0 | 773 | 55.47 | 84.86 | 34.45 | 54.32 | 63.90 | 47.98 | 57.80 |
| 00.00-50,000 | 120 | 4,652,951.78 | 9.391 | 343 | 6.109 | 0 | 73.06 | 0 | 579 | 70.59 | 70.00 | 67.28 | 28.44 | 83.16 | 0.00 | 76.76 |
| 50,001-100,000 | 482 | 37,457,751.70 | 8.225 | 354 | 5.654 | 39 | 78.01 | 0 | 605 | 59.42 | 84.92 | 53.10 | 23.13 | 76.47 | 3.18 | 72.82 |
| 100,001-150,000 | 604 | 75,323,223.48 | 7.783 | 354 | 5.367 | 32 | 78.44 | 0 | 606 | 62.06 | 90.31 | 59.87 | 23.40 | 75.43 | 8.74 | 71.24 |
| 150,001-200,000 | 471 | 82,301,591.79 | 7.549 | 356 | 5.249 | 29 | 77.20 | 0 | 603 | 55.53 | 93.17 | 65.97 | 22.23 | 70.28 | 17.58 | 68.99 |
| 200,001-250,000 | 324 | 72,804,535.76 | 7.404 | 357 | 5.172 | 34 | 78.14 | 0 | 607 | 52.06 | 90.96 | 63.67 | 26.00 | 72.48 | 27.30 | 66.91 |
| 250,001-300,000 | 237 | 65,070,209.19 | 7.221 | 357 | 5.104 | 37 | 78.42 | 0 | 613 | 47.90 | 92.82 | 69.30 | 22.33 | 67.94 | 33.16 | 67.74 |
| 300,001+ | 406 | 165,611,116.14 | 6.883 | 355 | 4.653 | 36 | 77.97 | 0 | 627 | 39.76 | 93.55 | 54.92 | 15.52 | 65.57 | 43.33 | 58.63 |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# IndyMac 2004-C - Price/Yield - B1

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| Price | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 |
|---|---|---|---|---|---|---|---|---|---|
| Yield | 7.781 | 7.850 | 7.769 | 8.994 | 1.360 | 9.041 | 9.110 | 1.489 | 9.170 |
| Disc Margin | 321.76 | 324.07 | 319.24 | 248.53 | -496.42 | 261.94 | 248.56 | -495.12 | 261.96 |
| WAL | 12.14 | 13.16 | 12.64 | 14.03 | 12.57 | 12.68 | 14.03 | 12.57 | 12.68 |
| Principal Writedown | 0.00% | 0.00% | 0.00% | 0.00% | 91.62% | 0.00% | 0.00% | 91.58% | 0.00% |
| Collat Loss (Collat Maturity) | 5.30% | 6.44% | 4.10% | 5.32% | 6.45% | 4.11% | 5.32% | 6.45% | 4.11% |
| LIBOR_1MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_6MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| CMT_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| Default | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve |
| Loss Severity | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 | 6 | 6 | 6 | 6 |
| Triggers | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## IndyMac 2004-C - Price/Yield - B1

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* | *8* | *9* |
|---|---|---|---|---|---|---|---|---|---|
| Yield | 7.591 | 7.634 | 7.572 | 8.624 | 6.290 | 8.720 | 8.750 | 6.398 | 8.860 |
| Disc Margin | 312.59 | 312.28 | 310.21 | 220.26 | -21.83 | 239.09 | 220.31 | -21.42 | 239.13 |
| WAL | 9.99 | 10.79 | 10.26 | 11.84 | 17.84 | 10.28 | 11.84 | 17.84 | 10.28 |
| Principal Writedown | 0.00% | 0.00% | 0.00% | 0.00% | 33.94% | 0.00% | 0.00% | 33.90% | 0.00% |
| Collat Loss (Collat Maturity) | 4.06% | 4.95% | 3.13% | 4.07% | 4.96% | 3.13% | 4.07% | 4.96% | 3.13% |
| LIBOR_1MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_6MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| CMT_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| Default | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve |
| Loss Severity | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 | 6 | 6 | 6 | 6 |
| Triggers | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yield - B1

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* | *8* | *9* |
|---|---|---|---|---|---|---|---|---|---|
| Yield | 7.933 | 8.000 | 7.927 | 9.367 | -1.997 | 9.347 | 9.478 | -1.816 | 9.464 |
| Disc Margin | 327.64 | 332.37 | 325.57 | 280.53 | -795.29 | 282.32 | 280.54 | -793.87 | 282.33 |
| WAL | 15.31 | 15.61 | 16.00 | 15.89 | 10.01 | 16.10 | 15.89 | 10.01 | 16.10 |
| Principal Writedown | 0.00% | 0.00% | 0.00% | 0.00% | 100.00% | 0.00% | 0.00% | 100.00% | 0.00% |
| Collat Loss (Collat Maturity) | 7.10% | 8.56% | 5.52% | 7.12% | 8.59% | 5.54% | 7.12% | 8.59% | 5.54% |
| LIBOR_1MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_6MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| CMT_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| Default | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve |
| Loss Severity | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 | 6 | 6 | 6 | 6 |
| Triggers | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## IndyMac 2004-C - Price/Yield - 2A2

| | | | |
|---|---|---|---|
| Balance | $115,770,000.00 | Delay | 0 |
| Coupon | 2.53 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *A-II-2 Breakeven* |
|---|---|
| WAL for Princ Pmts | 3.72 |
| Principal Writedown | 0.12% |
| Total Collat Loss (Collat Maturity) | 30.05% |
| LIBOR | Fwd + 200 |
| Prepay | see vector |
| No Prepays | |
| Lockout and Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 |
| Default | 29.05 CDR |
| Loss Severity | 50% |
| Servicer Advances | 100% |
| Liquidation Lag | 24 |
| Delinq | 100% |
| Optional Redemption | Call (N) |

| Period | CPR |
|---|---|
| 1 | 18 |
| 2 | 18 |
| 3 | 18 |
| 4 | 18 |
| 5 | 18 |
| 6 | 18 |
| 7 | 18 |
| 8 | 18 |
| 9 | 18 |
| 10 | 18 |
| 11 | 18 |
| 12 | 18 |
| 13 | 18 |
| 14 | 18 |
| 15 | 18 |
| 16 | 18 |
| 17 | 18 |
| 18 | 18 |
| 19 | 18 |
| 20 | 18 |
| 21 | 18 |
| 22 | 18 |
| 23 | 18 |
| 24 | 18 |
| 25 | 50 |
| 26 | 50 |
| 27 | 50 |
| 28 | 50 |
| 29 | 50 |
| 30 | 50 |
| 31 | 12 |
| ongoing | 12 |

# IndyMac 2004-C - Price/Yield - 2A3

| | | | |
|---|---|---|---|
| Balance | $34,480,000.00 | Delay | 0 |
| Coupon | 2.68 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *A-II-3 Breakeven* |
|---|---|
| WAL for Princ Pmts | 8.62 |
| Principal Writedown | 0.01% |
| Total Collat Loss (Collat Maturity) | 24.80% |
| | |
| LIBOR | Fwd + 200 |
| Prepay | see vector |
| No Prepays | |
| Lockout and Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 |
| Default | 19.535 CDR |
| Loss Severity | 50% |
| Servicer Advances | 100% |
| Liquidation Lag | 24 |
| Delinq | 100% |
| Optional Redemption | Call (N) |

| Period | CPR |
|---|---|
| 1 | 18 |
| 2 | 18 |
| 3 | 18 |
| 4 | 18 |
| 5 | 18 |
| 6 | 18 |
| 7 | 18 |
| 8 | 18 |
| 9 | 18 |
| 10 | 18 |
| 11 | 18 |
| 12 | 18 |
| 13 | 18 |
| 14 | 18 |
| 15 | 18 |
| 16 | 18 |
| 17 | 18 |
| 18 | 18 |
| 19 | 18 |
| 20 | 18 |
| 21 | 18 |
| 22 | 18 |
| 23 | 18 |
| 24 | 18 |
| 25 | 50 |
| 26 | 50 |
| 27 | 50 |
| 28 | 50 |
| 29 | 50 |
| 30 | 50 |
| 31 | 12 |
| ongoing | 12 |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# IndyMac 2004-C - Price/Yield - 2A2

| | | | |
|---|---|---|---|
| Balance | $115,770,000.00 | Delay | 0 |
| Coupon | 2.53 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *A-II-2 Breakeven* |
|---|---|
| WAL for Princ Pmts | 3.95 |
| Principal Writedown | 0.01% |
| Total Collat Loss (Collat Maturity) | 31.53% |
| | |
| Shock(bps) | 200bp |
| LIBOR | Fwd |
| Prepay | See ramp |
| Default | 222.1 *hsh_def_curve |
| Loss Severity | 50% |
| Servicer Advances | 100% |
| Liquidation Lag | 24 |
| Delinq | 100% |
| Optional Redemption | Call (N) |

| Period | Voluntary CPR | Default Dist Curve |
|---|---|---|
| 1 | 18 | 0 |
| 2 | 18 | 0 |
| 3 | 18 | 0 |
| 4 | 18 | 0 |
| 5 | 18 | 0 |
| 6 | 18 | 0 |
| 7 | 18 | 0 |
| 8 | 18 | 0 |
| 9 | 18 | 0 |
| 10 | 18 | 0 |
| 11 | 18 | 0 |
| 12 | 18 | 0.769231 |
| 13 | 18 | 0.769231 |
| 14 | 18 | 0.769231 |
| 15 | 18 | 0.769231 |
| 16 | 18 | 0.769231 |
| 17 | 18 | 0.769231 |
| 18 | 18 | 0.769231 |
| 19 | 18 | 0.769231 |
| 20 | 18 | 0.769231 |
| 21 | 18 | 0.769231 |
| 22 | 18 | 2.564103 |
| 23 | 18 | 2.564103 |
| 24 | 18 | 2.564103 |
| 25 | 50 | 2.564103 |

| Period | Voluntary CPR | Default Dist Curve |
|---|---|---|
| 26 | 50 | 2.564103 |
| 27 | 50 | 2.564103 |
| 28 | 50 | 2.564103 |
| 29 | 50 | 2.564103 |
| 30 | 50 | 2.564103 |
| 31 | 12 | 2.564103 |
| ongoing | 12 | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |

# IndyMac 2004-C - Price/Yield - 2A3

| | | | |
|---|---|---|---|
| Balance | $34,480,000.00 | Delay | 0 |
| Coupon | 2.68 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *A-II-3 Breakeven* |
|---|---|
| WAL for Princ Pmts | 5.84 |
| Principal Writedown | 0.04% |
| Total Collat Loss (Collat Maturity) | 23.19% |
| Shock(bps) | 200bp |
| LIBOR | Fwd |
| Prepay | See ramp |
| Default | 52.99 *hsh_def_curve |
| Loss Severity | 50% |
| Servicer Advances | 100% |
| Liquidation Lag | 24 |
| Delinq | 100% |
| Optional Redemption | Call (N) |

| Period | Voluntary CPR | Default Dist Curve |
|---|---|---|
| 1 | 18 | 0 |
| 2 | 18 | 0 |
| 3 | 18 | 0 |
| 4 | 18 | 0 |
| 5 | 18 | 0 |
| 6 | 18 | 0 |
| 7 | 18 | 0 |
| 8 | 18 | 0 |
| 9 | 18 | 0 |
| 10 | 18 | 0 |
| 11 | 18 | 0 |
| 12 | 18 | 0.769231 |
| 13 | 18 | 0.769231 |
| 14 | 18 | 0.769231 |
| 15 | 18 | 0.769231 |
| 16 | 18 | 0.769231 |
| 17 | 18 | 0.769231 |
| 18 | 18 | 0.769231 |
| 19 | 18 | 0.769231 |
| 20 | 18 | 0.769231 |
| 21 | 18 | 0.769231 |
| 22 | 18 | 2.564103 |
| 23 | 18 | 2.564103 |
| 24 | 18 | 2.564103 |

| Period | Voluntary CPR | Default Dist Curve |
|---|---|---|
| 25 | 50 | 2.564103 |
| 26 | 50 | 2.564103 |
| 27 | 50 | 2.564103 |
| 28 | 50 | 2.564103 |
| 29 | 50 | 2.564103 |
| 30 | 50 | 2.564103 |
| 31 | 12 | 2.564103 |
| ongoing | 12 | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |

# IndyMac 2004-C - Price/Yield - 2A3

| | | | |
|---|---|---|---|
| Balance | $34,480,000.00 | Delay | 0 |
| Coupon | 2.68 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

*Price* *A-II-3 Breakeven*

| | |
|---|---|
| WAL for Princ Pmts | 5.84 |
| Principal Writedown | 0.04% |
| Total Collat Loss (Collat Maturity) | 23.19% |

| | |
|---|---|
| Shock(bps) | 200bp |
| LIBOR | Fwd |
| Prepay | See ramp |
| Default | 52.99 *hsh_def_curve |
| Loss Severity | 50% |
| Servicer Advances | 100% |
| Liquidation Lag | 24 |
| Delinq | 100% |
| Optional Redemption | Call (N) |

| Period | Voluntary CPR | Default Dist Curve |
|---|---|---|
| 1 | 18 | 0 |
| 2 | 18 | 0 |
| 3 | 18 | 0 |
| 4 | 18 | 0 |
| 5 | 18 | 0 |
| 6 | 18 | 0 |
| 7 | 18 | 0 |
| 8 | 18 | 0 |
| 9 | 18 | 0 |
| 10 | 18 | 0 |
| 11 | 18 | 0 |
| 12 | 18 | 0.769231 |
| 13 | 18 | 0.769231 |
| 14 | 18 | 0.769231 |
| 15 | 18 | 0.769231 |
| 16 | 18 | 0.769231 |
| 17 | 18 | 0.769231 |
| 18 | 18 | 0.769231 |
| 19 | 18 | 0.769231 |
| 20 | 18 | 0.769231 |
| 21 | 18 | 0.769231 |
| 22 | 18 | 2.564103 |
| 23 | 18 | 2.564103 |
| 24 | 18 | 2.564103 |

| Period | Voluntary CPR | Default Dist Curve |
|---|---|---|
| 25 | 50 | 2.564103 |
| 26 | 50 | 2.564103 |
| 27 | 50 | 2.564103 |
| 28 | 50 | 2.564103 |
| 29 | 50 | 2.564103 |
| 30 | 50 | 2.564103 |
| 31 | 12 | 2.564103 |
| ongoing | 12 | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 2.564103 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |
| | | 0.42735 |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

**Indy Mac Mortgage Loan Trust 2004-C**
**Effective NetWAC Rate Schedule-- Class Sub**

| Period | (2)(3) Effective NetWac Rate |
|---|---|
| 1 | 3.828 |
| 2 | 9.961 |
| 3 | 9.934 |
| 4 | 9.878 |
| 5 | 9.859 |
| 6 | 9.823 |
| 7 | 9.816 |
| 8 | 9.787 |
| 9 | 9.774 |
| 10 | 9.782 |
| 11 | 9.767 |
| 12 | 9.785 |
| 13 | 9.773 |
| 14 | 9.778 |
| 15 | 9.829 |
| 16 | 9.787 |
| 17 | 9.804 |
| 18 | 9.794 |
| 19 | 9.810 |
| 20 | 9.798 |
| 21 | 9.800 |
| 22 | 9.814 |
| 23 | 9.850 |
| 24 | 9.894 |
| 25 | 9.913 |
| 26 | 9.962 |
| 27 | 9.932 |
| 28 | 10.007 |
| 29 | 9.918 |
| 30 | 9.945 |
| 31 | 9.905 |
| 32 | 9.931 |
| 33 | 9.930 |
| 34 | 9.842 |
| 35 | 9.745 |
| 36 | 9.788 |
| 37 | 9.692 |
| 38 | 9.693 |
| 39 | 10.035 |
| 40 | 9.680 |
| 41 | 10.038 |
| 42 | 9.767 |
| 43 | 10.064 |

**Indy Mac Mortgage Loan Trust**
**Excess Spread Schedule**

| | Excess Spread |
|---|---|
| 1 | 1.812 |
| 2 | 3.902 |
| 3 | 4.119 |
| 4 | 3.678 |
| 5 | 3.638 |
| 6 | 3.400 |
| 7 | 3.413 |
| 8 | 2.231 |
| 9 | 2.158 |
| 10 | 2.231 |
| 11 | 2.026 |
| 12 | 2.116 |
| 13 | 1.898 |
| 14 | 1.838 |
| 15 | 2.250 |
| 16 | 1.735 |
| 17 | 1.848 |
| 18 | 1.656 |
| 19 | 1.781 |
| 20 | 1.589 |
| 21 | 1.561 |
| 22 | 1.724 |
| 23 | 2.529 |
| 24 | 2.814 |
| 25 | 2.572 |
| 26 | 2.845 |
| 27 | 3.307 |
| 28 | 2.720 |
| 29 | 2.930 |
| 30 | 2.713 |
| 31 | 2.842 |
| 32 | 2.641 |
| 33 | 2.600 |
| 34 | 2.801 |
| 35 | 2.745 |
| 36 | 2.916 |
| 37 | 2.692 |
| 38 | 2.724 |
| 39 | 3.062 |
| 40 | 2.653 |
| 41 | 2.874 |
| 42 | 2.657 |
| 43 | 2.811 |

| Period | Effective NetWac Rate | | Excess Spread |
|---|---|---|---|
| 44 | 9.837 | 44 | 2.611 |
| 45 | 9.818 | 45 | 2.577 |
| 46 | 10.163 | 46 | 2.732 |
| 47 | 9.934 | 47 | 2.581 |
| 48 | 10.257 | 48 | 2.741 |
| 49 | 9.910 | 49 | 2.521 |
| 50 | 9.938 | 50 | 2.506 |
| 51 | 10.983 | 51 | 3.040 |
| 52 | 9.912 | 52 | 2.450 |
| 53 | 10.248 | 53 | 2.639 |
| 54 | 9.904 | 54 | 2.469 |
| 55 | 10.221 | 55 | 2.610 |
| 56 | 9.886 | 56 | 2.456 |
| 57 | 9.877 | 57 | 2.452 |
| 58 | 10.241 | 58 | 2.617 |
| 59 | 9.962 | 59 | 2.504 |
| 60 | 10.288 | 60 | 2.664 |
| 61 | 9.945 | 61 | 2.515 |
| 62 | 9.966 | 62 | 2.523 |
| 63 | 11.020 | 63 | 3.047 |
| 64 | 9.944 | 64 | 2.509 |
| 65 | 10.265 | 65 | 2.676 |
| 66 | 9.922 | 66 | 2.537 |
| 67 | 10.239 | 67 | 2.671 |
| 68 | 9.898 | 68 | 2.542 |
| 69 | 9.886 | 69 | 2.542 |
| 70 | 10.205 | 70 | 2.682 |
| 71 | 9.868 | 71 | 2.587 |
| 72 | 10.184 | 72 | 2.726 |
| 73 | 9.842 | 73 | 2.606 |
| 74 | 9.832 | 74 | 2.625 |
| 75 | 10.871 | 75 | 3.094 |
| 76 | 9.806 | 76 | 2.670 |
| 77 | 10.119 | 77 | 2.826 |
| 78 | 9.779 | 78 | 2.742 |
| 79 | 10.092 | 79 | 2.594 |
| 80 | 9.753 | 80 | 2.594 |
| 81 | 9.740 | 81 | 2.644 |
| 82 | 10.054 | 82 | 2.731 |
| 83 | 9.716 | 83 | 2.765 |
| 84 | 10.027 | 84 | 2.842 |
| 85 | 9.690 | 85 | 2.884 |
| 86 | 9.678 | 86 | 2.950 |
| 87 | 10.331 | 87 | 3.020 |
| 88 | 9.652 | 88 | 3.094 |
| 89 | 9.960 | 89 | 3.180 |
| 90 | 9.626 | 90 | 3.261 |

| Period | Effective NetWac Rate | Period | Excess Spread |
|---|---|---|---|
| 91 | 9.933 | 91 | 3.343 |
| 92 | 9.600 | 92 | 3.430 |
| 93 | 9.587 | 93 | 3.516 |
| 94 | 9.893 | 94 | 3.605 |
| 95 | 9.561 | 95 | 3.706 |
| 96 | 9.866 | 96 | 3.801 |
| 97 | 9.535 | 97 | 3.896 |
| 98 | 9.522 | 98 | 3.997 |
| 99 | 10.528 | 99 | 4.097 |
| 100 | 9.496 | 100 | 4.200 |
| 101 | 9.799 | 101 | 4.316 |
| 102 | 9.470 | 102 | 4.426 |
| 103 | 9.772 | 103 | 4.536 |
| 104 | 9.444 | 104 | 4.653 |
| 105 | 9.431 | 105 | 4.769 |
| 106 | 9.732 | 106 | 4.888 |
| 107 | 9.406 | 107 | 5.023 |
| 108 | 9.706 | 108 | 5.151 |
| 109 | 9.380 | 109 | 5.279 |
| 110 | 9.367 | 110 | 5.414 |
| 111 | 10.357 | 111 | 5.549 |
| 112 | 9.342 | 112 | 5.688 |
| 113 | 9.640 | 113 | 5.845 |
| 114 | 9.316 | 114 | 5.994 |
| 115 | 9.614 | 115 | 6.142 |
| 116 | 9.291 | 116 | 6.301 |
| 117 | 9.278 | 117 | 6.457 |
| 118 | 9.576 | 118 | 6.618 |
| 119 | 9.255 | 119 | 6.799 |
| 120 | 9.550 | 120 | 6.970 |
| 121 | 9.230 | 121 | 7.143 |
| 122 | 9.217 | 122 | 7.325 |
| 123 | 10.191 | 123 | 7.507 |
| 124 | 9.193 | 124 | 7.693 |
| 125 | 9.487 | 125 | 7.893 |
| 126 | 9.168 | 126 | 8.091 |
| 127 | 9.461 | 127 | 8.292 |
| 128 | 9.143 | 128 | 8.500 |
| 129 | 9.131 | 129 | 8.601 |
| 130 | 9.423 | 130 | 8.593 |
| 131 | 9.107 | 131 | 8.593 |
| 132 | 9.398 | 132 | 8.585 |
| 133 | 9.082 | 133 | 8.576 |
| 134 | 9.070 | 134 | 8.570 |
| 135 | 9.683 | 135 | 8.560 |
| 136 | 9.046 | 136 | 8.552 |
| 137 | 9.335 | 137 | 8.548 |

| Period | Effective NetWac Rate | | Excess Spread |
|---|---|---|---|
| 138 | 9.022 | 138 | 8.539 |
| 139 | 9.310 | 139 | 8.530 |
| 140 | 8.998 | 140 | 8.523 |
| 141 | 8.986 | 141 | 8.514 |
| 142 | 9.273 | 142 | 8.506 |
| 143 | 8.962 | 143 | 8.506 |
| 144 | 9.249 | 144 | 8.499 |
| 145 | 8.938 | 145 | 8.490 |
| 146 | 8.927 | 146 | 8.487 |
| 147 | 9.870 | 147 | 8.478 |
| 148 | 8.903 | 148 | 8.470 |
| 149 | 9.188 | 149 | 8.479 |
| 150 | 8.880 | 150 | 8.473 |
| 151 | 9.164 | 151 | 8.464 |
| 152 | 8.857 | 152 | 8.460 |
| 153 | 8.845 | 153 | 8.451 |
| 154 | 9.128 | 154 | 8.444 |
| 155 | 8.822 | 155 | 8.449 |
| 156 | 9.105 | 156 | 8.442 |
| 157 | 8.800 | 157 | 8.434 |
| 158 | 8.788 | 158 | 8.428 |
| 159 | 9.718 | 159 | 8.420 |
| 160 | 8.766 | 160 | 8.411 |
| 161 | 9.047 | 161 | 8.408 |
| 162 | 8.744 | 162 | 8.400 |
| 163 | 9.024 | 163 | 8.391 |
| 164 | 8.722 | 164 | 8.383 |
| 165 | 8.711 | 165 | 8.374 |
| 166 | 8.990 | 166 | 8.367 |
| 167 | 8.689 | 167 | 8.357 |
| 168 | 8.968 | 168 | 8.348 |
| 169 | 8.668 | 169 | 8.340 |
| 170 | 8.657 | 170 | 8.330 |
| 171 | 9.573 | 171 | 8.322 |
| 172 | 8.636 | 172 | 8.313 |
| 173 | 8.912 | 173 | 8.295 |
| 174 | 8.614 | 174 | 8.285 |
| 175 | 8.891 | 175 | 8.276 |
| 176 | 8.593 | 176 | 8.264 |
| 177 | 8.582 | 177 | 8.255 |
| 178 | 8.858 | 178 | 8.246 |
| 179 | 8.561 | 179 | 8.228 |
| 180 | 8.834 | 180 | 8.218 |
| 181 | 8.538 | 181 | 8.209 |
| 182 | 8.527 | 182 | 8.201 |
| 183 | 9.103 | 183 | 8.192 |
| 184 | 8.504 | 184 | 8.183 |

| Period | Effective NetWac Rate | Period | Excess Spread |
|---|---|---|---|
| 185 | 8.775 | 185 | 8.182 |
| 186 | 8.481 | 186 | 8.174 |
| 187 | 8.752 | 187 | 8.165 |
| 188 | 8.458 | 188 | 8.159 |
| 189 | 8.447 | 189 | 8.150 |
| 190 | 8.717 | 190 | 8.142 |
| 191 | 8.424 | 191 | 8.141 |
| 192 | 8.694 | 192 | 8.133 |
| 193 | 8.402 | 193 | 8.125 |
| 194 | 8.391 | 194 | 8.118 |
| 195 | 9.278 | 195 | 8.109 |
| 196 | 8.369 | 196 | 8.101 |
| 197 | 8.636 | 197 | 8.096 |
| 198 | 8.347 | 198 | 8.087 |
| 199 | 8.614 | 199 | 8.079 |
| 200 | 8.325 | 200 | 8.071 |
| 201 | 8.314 | 201 | 8.062 |
| 202 | 8.580 | 202 | 8.054 |
| 203 | 8.292 | 203 | 8.047 |
| 204 | 8.558 | 204 | 8.039 |
| 205 | 8.271 | 205 | 8.031 |
| 206 | 8.260 | 206 | 8.022 |
| 207 | 9.133 | 207 | 8.014 |
| 208 | 8.239 | 208 | 8.005 |
| 209 | 8.503 | 209 | 7.995 |
| 210 | 8.218 | 210 | 7.986 |
| 211 | 8.481 | 211 | 7.978 |
| 212 | 8.197 | 212 | 7.968 |
| 213 | 8.187 | 213 | 7.960 |
| 214 | 8.449 | 214 | 7.952 |
| 215 | 8.166 | 215 | 7.940 |
| 216 | 8.427 | 216 | 7.931 |
| 217 | 8.145 | 217 | 7.923 |
| 218 | 8.135 | 218 | 7.913 |
| 219 | 8.996 | 219 | 7.905 |
| 220 | 8.115 | 220 | 7.897 |
| 221 | 8.375 | 221 | 7.881 |
| 222 | 8.095 | 222 | 7.872 |
| 223 | 8.355 | 223 | 7.864 |
| 224 | 8.075 | 224 | 7.853 |
| 225 | 8.065 | 225 | 7.845 |
| 226 | 8.324 | 226 | 7.837 |
| 227 | 8.046 | 227 | 7.820 |
| 228 | 8.304 | 228 | 7.810 |
| 229 | 8.026 | 229 | 7.803 |
| 230 | 8.017 | 230 | 7.792 |
| 231 | 8.559 | 231 | 7.784 |

| Period | Effective NetWac Rate | | Excess Spread |
|---|---|---|---|
| 232 | 7.998 | 232 | 7.776 |
| 233 | 8.254 | 233 | 7.755 |
| 234 | 7.979 | 234 | 7.745 |
| 235 | 8.235 | 235 | 7.738 |
| 236 | 7.960 | 236 | 7.726 |
| 237 | 7.951 | 237 | 7.719 |
| 238 | 8.206 | 238 | 7.711 |
| 239 | 7.932 | 239 | 7.692 |
| 240 | 8.187 | 240 | 7.683 |
| 241 | 7.914 | 241 | 7.676 |
| 242 | 7.905 | 242 | 7.667 |
| 243 | 8.742 | 243 | 7.660 |
| 244 | 7.887 | 244 | 7.653 |
| 245 | 8.140 | 245 | 7.643 |
| 246 | 7.869 | 246 | 7.636 |
| 247 | 8.122 | 247 | 7.629 |
| 248 | 7.851 | 248 | 7.622 |
| 249 | 7.842 | 249 | 7.615 |
| 250 | 8.095 | 250 | 7.609 |
| 251 | 7.825 | 251 | 7.601 |
| 252 | 8.077 | 252 | 7.594 |
| 253 | 7.808 | 253 | 7.587 |
| 254 | 7.799 | 254 | 7.580 |
| 255 | 8.625 | 255 | 7.574 |
| 256 | 7.782 | 256 | 7.567 |
| 257 | 8.033 | 257 | 7.559 |
| 258 | 7.765 | 258 | 7.552 |
| 259 | 8.015 | 259 | 7.546 |
| 260 | 7.748 | 260 | 7.539 |
| 261 | 7.740 | 261 | 7.532 |
| 262 | 7.990 | 262 | 7.527 |
| 263 | 7.724 | 263 | 7.519 |
| 264 | 7.973 | 264 | 7.512 |
| 265 | 7.707 | 265 | 7.506 |
| 266 | 7.699 | 266 | 7.500 |
| 267 | 8.515 | 267 | 7.494 |
| 268 | 7.683 | 268 | 7.488 |
| 269 | 7.931 | 269 | 7.480 |
| 270 | 7.668 | 270 | 7.473 |
| 271 | 7.915 | 271 | 7.467 |
| 272 | 7.652 | 272 | 7.461 |
| 273 | 7.644 | 273 | 7.455 |
| 274 | 7.891 | 274 | 7.450 |
| 275 | 7.629 | 275 | 7.442 |
| 276 | 7.875 | 276 | 7.436 |
| 277 | 7.614 | 277 | 7.431 |
| 278 | 7.606 | 278 | 7.425 |

| Period | Effective NetWac Rate |
|---|---|
| 279 | 8.123 |
| 280 | 7.591 |
| 281 | 7.836 |
| 282 | 7.576 |
| 283 | 7.821 |
| 284 | 7.562 |
| 285 | 7.554 |
| 286 | 7.799 |
| 287 | 7.540 |
| 288 | 7.784 |
| 289 | 7.526 |
| 290 | 7.519 |
| 291 | 8.317 |
| 292 | 7.505 |
| 293 | 7.748 |
| 294 | 7.491 |
| 295 | 7.734 |
| 296 | 7.478 |
| 297 | 7.471 |
| 298 | 7.713 |
| 299 | 7.457 |
| 300 | 7.699 |
| 301 | 7.444 |
| 302 | 7.438 |
| 303 | 8.228 |
| 304 | 7.425 |
| 305 | 7.666 |
| 306 | 7.412 |
| 307 | 7.653 |
| 308 | 7.400 |
| 309 | 7.394 |
| 310 | 7.634 |
| 311 | 7.382 |
| 312 | 7.621 |
| 313 | 7.370 |
| 314 | 7.364 |
| 315 | 8.146 |
| 316 | 7.352 |
| 317 | 7.591 |
| 318 | 7.340 |
| 319 | 7.579 |
| 320 | 7.329 |
| 321 | 7.323 |
| 322 | 7.562 |
| 323 | 7.312 |
| 324 | 7.551 |
| 325 | 7.302 |

| | Excess Spread |
|---|---|
| 279 | 7.419 |
| 280 | 7.413 |
| 281 | 7.406 |
| 282 | 7.400 |
| 283 | 7.395 |
| 284 | 7.389 |
| 285 | 7.383 |
| 286 | 7.378 |
| 287 | 7.371 |
| 288 | 7.366 |
| 289 | 7.361 |
| 290 | 7.355 |
| 291 | 7.350 |
| 292 | 7.345 |
| 293 | 7.338 |
| 294 | 7.333 |
| 295 | 7.328 |
| 296 | 7.322 |
| 297 | 7.317 |
| 298 | 7.312 |
| 299 | 7.306 |
| 300 | 7.301 |
| 301 | 7.296 |
| 302 | 7.291 |
| 303 | 7.287 |
| 304 | 7.282 |
| 305 | 7.276 |
| 306 | 7.271 |
| 307 | 7.266 |
| 308 | 7.261 |
| 309 | 7.256 |
| 310 | 7.252 |
| 311 | 7.246 |
| 312 | 7.242 |
| 313 | 7.237 |
| 314 | 7.233 |
| 315 | 7.228 |
| 316 | 7.224 |
| 317 | 7.218 |
| 318 | 7.214 |
| 319 | 7.210 |
| 320 | 7.205 |
| 321 | 7.201 |
| 322 | 7.197 |
| 323 | 7.192 |
| 324 | 7.188 |
| 325 | 7.184 |

| Period | Effective NetWac Rate | Period | Excess Spread |
| --- | --- | --- | --- |
| 326 | 7.296 | 326 | 7.180 |
| 327 | 7.794 | 327 | 7.176 |
| 328 | 7.286 | 328 | 7.172 |
| 329 | 7.523 | 329 | 7.167 |
| 330 | 7.276 | 330 | 7.163 |
| 331 | 7.513 | 331 | 7.159 |
| 332 | 7.266 | 332 | 7.155 |
| 333 | 7.261 | 333 | 7.152 |
| 334 | 7.498 | 334 | 7.148 |
| 335 | 7.251 | 335 | 7.144 |
| 336 | 7.488 | 336 | 7.141 |
| 337 | 7.242 | 337 | 7.137 |
| 338 | 7.238 | 338 | 7.134 |
| 339 | 8.009 | 339 | 7.131 |
| 340 | 7.230 | 340 | 7.127 |
| 341 | 7.467 | 341 | 7.124 |
| 342 | 7.222 | 342 | 7.121 |
| 343 | 7.459 | 343 | 7.118 |
| 344 | 7.215 | 344 | 7.115 |
| 345 | 7.212 | 345 | 7.112 |
| 346 | 7.450 | 346 | 7.110 |
| 347 | 7.207 | 347 | 7.108 |
| 348 | 7.446 | 348 | 7.106 |
| 349 | 7.204 | 349 | 7.104 |
| 350 | 7.204 | 350 | 7.103 |
| 351 | 7.977 | 351 | 7.102 |
| 352 | 7.207 | 352 | 7.102 |
| 353 | 7.453 | 353 | 7.103 |
| 354 | 7.221 | 354 | 7.107 |
| 355 | 7.476 | 355 | 7.112 |
| 356 | 7.261 | 356 | 7.124 |
| 357 | 7.313 | 357 | 7.149 |
| 358 | 7.691 | 358 | 7.212 |
| 359 | 7.338 | 359 | 7.086 |
| 360 | 7.521 | 360 | 7.018 |
| 361 | 7.364 | 361 | 6.993 |
| 362 | 7.712 | 362 | 6.909 |
| 363 | 8.535 | 363 | 6.909 |
| 364 | 7.698 | 364 | 6.909 |
| 365 | 7.945 | 365 | 6.909 |
| 366 | 7.681 | 366 | 6.910 |
| 367 | 7.931 | 367 | 6.911 |
| 368 | 7.669 | 368 | 6.911 |
| 369 | 7.664 | 369 | 6.911 |
| 370 | 7.914 | 370 | 6.912 |
| 371 | 7.654 | 371 | 6.912 |
| 372 | 7.905 | 372 | 6.913 |

| Period | Effective NetWac Rate | | Excess Spread |
|---|---|---|---|
| 373 | 7.646 | 373 | 6.913 |
| 374 | 7.643 | 374 | 6.914 |
| 375 | 8.166 | 375 | 6.914 |
| 376 | 7.636 | 376 | 6.914 |
| 377 | 7.887 | 377 | 6.915 |
| 378 | 7.630 | 378 | 6.915 |
| 379 | 7.882 | 379 | 6.916 |
| 380 | 7.625 | 380 | 6.916 |
| 381 | 7.623 | 381 | 6.917 |
| 382 | 7.875 | 382 | 6.917 |
| 383 | 7.619 | 383 | 6.918 |
| 384 | 7.871 | 384 | 6.918 |
| 385 | 7.615 | 385 | 6.919 |
| 386 | 7.613 | 386 | 6.919 |
| 387 | 8.428 | 387 | 6.920 |
| 388 | 7.611 | 388 | 6.920 |
| 389 | 7.863 | 389 | 6.921 |
| 390 | 7.608 | 390 | 6.922 |
| 391 | 7.861 | 391 | 6.922 |
| 392 | 7.607 | 392 | 6.923 |
| 393 | 7.606 | 393 | 6.923 |
| 394 | 7.859 | 394 | 6.924 |
| 395 | 7.605 | 395 | 6.924 |
| 396 | 7.859 | 396 | 6.925 |
| 397 | 7.605 | 397 | 6.926 |
| 398 | 7.605 | 398 | 6.926 |
| 399 | 8.421 | 399 | 6.927 |
| 400 | 7.606 | 400 | 6.928 |
| 401 | 7.860 | 401 | 6.928 |
| 402 | 7.607 | 402 | 6.929 |
| 403 | 7.862 | 403 | 6.930 |
| 404 | 7.609 | 404 | 6.930 |
| 405 | 7.611 | 405 | 6.931 |
| 406 | 7.866 | 406 | 6.932 |
| 407 | 7.614 | 407 | 6.932 |
| 408 | 7.869 | 408 | 6.933 |
| 409 | 7.617 | 409 | 6.934 |
| 410 | 7.619 | 410 | 6.934 |
| 411 | 8.438 | 411 | 6.935 |
| 412 | 7.624 | 412 | 6.936 |
| 413 | 7.881 | 413 | 6.937 |
| 414 | 7.630 | 414 | 6.938 |
| 415 | 7.888 | 415 | 6.938 |
| 416 | 7.637 | 416 | 6.939 |
| 417 | 7.641 | 417 | 6.940 |
| 418 | 7.899 | 418 | 6.941 |
| 419 | 7.649 | 419 | 6.942 |

| Period | Effective NetWac Rate | Period | Excess Spread |
|---|---|---|---|
| 420 | 7.908 | 420 | 6.943 |
| 421 | 7.658 | 421 | 6.944 |
| 422 | 7.663 | 422 | 6.945 |
| 423 | 8.198 | 423 | 6.945 |
| 424 | 7.674 | 424 | 6.946 |
| 425 | 7.937 | 425 | 6.947 |
| 426 | 7.687 | 426 | 6.948 |
| 427 | 7.950 | 427 | 6.949 |
| 428 | 7.701 | 428 | 6.951 |
| 429 | 7.709 | 429 | 6.952 |
| 430 | 7.974 | 430 | 6.953 |
| 431 | 7.726 | 431 | 6.954 |
| 432 | 7.993 | 432 | 6.955 |
| 433 | 7.745 | 433 | 6.956 |
| 434 | 7.755 | 434 | 6.958 |
| 435 | 8.598 | 435 | 6.959 |
| 436 | 7.778 | 436 | 6.960 |
| 437 | 8.049 | 437 | 6.962 |
| 438 | 7.803 | 438 | 6.963 |
| 439 | 8.077 | 439 | 6.965 |
| 440 | 7.831 | 440 | 6.966 |
| 441 | 7.847 | 441 | 6.968 |
| 442 | 8.125 | 442 | 6.970 |
| 443 | 7.881 | 443 | 6.972 |
| 444 | 8.163 | 444 | 6.974 |
| 445 | 7.920 | 445 | 6.976 |
| 446 | 7.941 | 446 | 6.978 |
| 447 | 8.817 | 447 | 6.980 |
| 448 | 7.988 | 448 | 6.982 |
| 449 | 8.282 | 449 | 6.985 |
| 450 | 8.043 | 450 | 6.987 |
| 451 | 8.342 | 451 | 6.990 |
| 452 | 8.106 | 452 | 6.993 |
| 453 | 8.141 | 453 | 6.997 |
| 454 | 8.452 | 454 | 7.000 |
| 455 | 8.221 | 455 | 7.004 |
| 456 | 8.542 | 456 | 7.008 |
| 457 | 8.316 | 457 | 7.013 |
| 458 | 8.370 | 458 | 7.018 |
| 459 | 9.333 | 459 | 7.024 |
| 460 | 8.496 | 460 | 7.030 |
| 461 | 8.856 | 461 | 7.038 |
| 462 | 8.652 | 462 | 7.046 |
| 463 | 9.036 | 463 | 7.056 |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# IndyMac 2004-C - Price/Yield - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *1* | *2* | *3* | *4* |
|---|---|---|---|---|
| Yield | 7.871 | 7.944 | 7.870 | 9.373 |
| Disc Margin | 324.77 | 330.02 | 323.14 | 283.97 |
| | | | | |
| Principal Writedown | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Collat Loss (Collat Maturity) | 7.10% | 8.56% | 5.52% | 7.12% |
| | | | | |
| LIBOR_1MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| LIBOR_6MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| LIBOR_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| CMT_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| Prepay | 75 PricingSpeed | 75 PricingSpeed | 75 PricingSpeed | 75 PricingSpeed |
| Default | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve |
| Loss Severity | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yi

Balance
Coupon
Settle

| *Price* | *5* | *6* | *7* | *8* | *9* | |
|---|---|---|---|---|---|---|
| Yield | 7.833 | 9.353 | 9.488 | 7.938 | 9.474 | Yield |
| Disc Margin | 127.00 | 286.21 | 283.98 | 127.22 | 286.22 | )isc Margin |
| | | | | | | |
| Principal Writedown | 36.23% | 0.00% | 0.00% | 36.19% | 0.00% | |
| Total Collat Loss (Collat Maturity) | 8.59% | 5.54% | 7.12% | 8.59% | 5.54% | |
| | | | | | | |
| LIBOR_1MO | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 | |
| LIBOR_6MO | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 | |
| LIBOR_1YR | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 | |
| CMT_1YR | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 | |
| Prepay | 75 PricingSpeed | 75 PricingSpeed | 75 PricingSpeed | 75 PricingSpeed | 75 PricingSpeed | |
| Default | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | |
| Loss Severity | 50% | 50% | 50% | 50% | 50% | |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 | |
| Triggers | FAIL | FAIL | FAIL | FAIL | FAIL | |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | |

# IndyMac 2004-C - Price/Yield - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *1* | *2* | *3* | *4* |
|---|---|---|---|---|
| Yield | 7.723 | 7.808 | 7.719 | 9.036 |
| Disc Margin | 321.05 | 324.85 | 319.03 | 257.58 |
| Principal Writedown | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Collat Loss (Collat Maturity) | 5.30% | 6.44% | 4.10% | 5.32% |
| LIBOR_1MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| LIBOR_6MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| LIBOR_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| CMT_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed |
| Default | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve |
| Loss Severity | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yi

Balance
Coupon
Settle

| *Price* | *5* | *6* | *7* | *8* | *9* |
|---|---|---|---|---|---|
| Yield | 8.264 | 9.066 | 9.159 | 8.367 | 9.202 |
| Disc Margin | 168.86 | 269.61 | 257.61 | 168.93 | 269.63 |
| | | | | | |
| Principal Writedown | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Collat Loss (Collat Maturity) | 6.45% | 4.11% | 5.32% | 6.45% | 4.11% |
| | | | | | |
| LIBOR_1MO | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_6MO | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_1YR | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| CMT_1YR | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed |
| Default | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve |
| Loss Severity | 50% | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 |
| Triggers | FAIL | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yield - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| *Price* | *1* | *2* | *3* | *4* |
|---|---|---|---|---|
| Yield | 7.552 | 7.605 | 7.530 | 8.699 |
| Disc Margin | 314.73 | 316.37 | 312.82 | 235.04 |
| | | | | |
| Principal Writedown | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Collat Loss (Collat Maturity) | 4.06% | 4.95% | 3.13% | 4.07% |
| | | | | |
| LIBOR_1MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| LIBOR_6MO | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| LIBOR_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| CMT_1YR | Fwd | Fwd | Fwd | Fwd + 200 over 12 |
| Prepay | 125 PricingSpeed | 125 PricingSpeed | 125 PricingSpeed | 125 PricingSpeed |
| Default | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve |
| Loss Severity | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# IndyMac 2004-C - Price/Yi

Balance
Coupon
Settle

| *Price* | 5 | 6 | 7 | 8 | 9 |
|---|---|---|---|---|---|
| Yield | 7.937 | 8.767 | 8.835 | 8.057 | 8.917 |
| Disc Margin | 149.24 | 251.14 | 235.08 | 149.33 | 251.17 |
| | | | | | |
| Principal Writedown | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Collat Loss (Collat Maturity) | 4.96% | 3.13% | 4.07% | 4.96% | 3.13% |
| | | | | | |
| LIBOR_1MO | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_6MO | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| LIBOR_1YR | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| CMT_1YR | Fwd + 200 over 12 | Fwd + 200 over 12 | Fwd + 200 | Fwd + 200 | Fwd + 200 |
| Prepay | 125 PricingSpeed | 125 PricingSpeed | 125 PricingSpeed | 125 PricingSpeed | 125 PricingSpeed |
| Default | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve | 100 *hbk_cdr_loss_curve | 125 *hbk_cdr_loss_curve | 75 *hbk_cdr_loss_curve |
| Loss Severity | 50% | 50% | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 |
| Triggers | FAIL | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# IndyMac 2004-C - KBC Stress Runs, Class - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| | | | | |
|---|---|---|---|---|
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| Principal Writedown | 0.04% | 0.06% | 0.04% | 0.12% |
| Total Collat Loss (Collat Maturity) | 8.52% | 9.01% | 6.74% | 7.03% |
| LIBOR_1MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_6MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| CMT_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| Default | 8.109 CDR | 4.51 CDR | 6.114 CDR | 3.42 CDR |
| Loss Severity | 40% | 70% | 40% | 70% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## IndyMac 2004-C - KBC Stress Runs, Class - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| | | | | |
|---|---|---|---|---|
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| Principal Writedown | 0.04% | 0.06% | 0.04% | 0.12% |
| Total Collat Loss (Collat Maturity) | 8.52% | 9.01% | 6.74% | 7.03% |
| LIBOR_1MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_6MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| CMT_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| Default | 8.109 CDR | 4.51 CDR | 6.114 CDR | 3.42 CDR |
| Loss Severity | 40% | 70% | 40% | 70% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## IndyMac 2004-C - KBC Stress Runs, Class - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| | | | | |
|---|---|---|---|---|
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| | | | | |
| Principal Writedown | 0.04% | 0.06% | 0.04% | 0.12% |
| Total Collat Loss (Collat Maturity) | 8.52% | 9.01% | 6.74% | 7.03% |
| | | | | |
| LIBOR_1MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_6MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| CMT_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| | | | | |
| Default | 8.109 CDR | 4.51 CDR | 6.114 CDR | 3.42 CDR |
| Loss Severity | 40% | 70% | 40% | 70% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## IndyMac 2004-C - KBC Stress Runs, Class - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| | | | | |
|---|---|---|---|---|
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| Principal Writedown | 0.04% | 0.06% | 0.04% | 0.12% |
| Total Collat Loss (Collat Maturity) | 8.52% | 9.01% | 6.74% | 7.03% |
| LIBOR_1MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_6MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| CMT_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| Default | 8.109 CDR | 4.51 CDR | 6.114 CDR | 3.42 CDR |
| Loss Severity | 40% | 70% | 40% | 70% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## IndyMac 2004-C - KBC Stress Runs, Class - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| | | | | |
|---|---|---|---|---|
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| Principal Writedown | 0.04% | 0.06% | 0.04% | 0.12% |
| Total Collat Loss (Collat Maturity) | 8.52% | 9.01% | 6.74% | 7.03% |
| LIBOR_1MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_6MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| CMT_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| Default | 8.109 CDR | 4.51 CDR | 6.114 CDR | 3.42 CDR |
| Loss Severity | 40% | 70% | 40% | 70% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## IndyMac 2004-C - KBC Stress Runs, Class - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| | | | | |
|---|---|---|---|---|
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| Principal Writedown | 0.04% | 0.06% | 0.04% | 0.12% |
| Total Collat Loss (Collat Maturity) | 8.52% | 9.01% | 6.74% | 7.03% |
| LIBOR_1MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_6MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| CMT_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| Default | 8.109 CDR | 4.51 CDR | 6.114 CDR | 3.42 CDR |
| Loss Severity | 40% | 70% | 40% | 70% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# IndyMac 2004-C - KBC Stress Runs, Class - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| | | | | |
|---|---|---|---|---|
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| Principal Writedown | 0.04% | 0.06% | 0.04% | 0.12% |
| Total Collat Loss (Collat Maturity) | 8.52% | 9.01% | 6.74% | 7.03% |
| LIBOR_1MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_6MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| CMT_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| Default | 8.109 CDR | 4.51 CDR | 6.114 CDR | 3.42 CDR |
| Loss Severity | 40% | 70% | 40% | 70% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## IndyMac 2004-C - KBC Stress Runs, Class - M9

| | | | |
|---|---|---|---|
| Balance | $7,500,000.00 | Delay | 0 |
| Coupon | 5.18 | Dated | 12/13/2004 |
| Settle | 12/13/2004 | First Payment | 1/25/2005 |

| | | | | |
|---|---|---|---|---|
| Prepay (1A) | 28 CPR | 28 CPR | 28 CPR | 28 CPR |
| Prepay (1F) | 100 PPC | 100 PPC | 100 PPC | 100 PPC |
| Principal Writedown | 0.04% | 0.06% | 0.04% | 0.12% |
| Total Collat Loss (Collat Maturity) | 8.52% | 9.01% | 6.74% | 7.03% |
| LIBOR_1MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_6MO | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| LIBOR_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| CMT_1YR | Fwd | Fwd | Fwd + 200 bps | Fwd + 200 bps |
| Default | 8.109 CDR | 4.51 CDR | 6.114 CDR | 3.42 CDR |
| Loss Severity | 40% | 70% | 40% | 70% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Triggers | FAIL | FAIL | FAIL | FAIL |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |